Annual Report
2025

Saving More Lives

Autoliv



Training Center in Aguascalientes, Mexico

Testlab in Bengaluru, India

Annual Report 2025

This is Autoliv

Airbag production in Ogden, USA

Autoliv is the Official Automotive Safety Awareness Partner of ABB FIA Formula E

Perform and Transform

FORWARD-LOOKING STATEMENTS

Except for historical information, matters discussed in the annual report are forward-looking statements and are based on management's estimates, assumptions and projections. Actual results could vary materially. Please review the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2025, and subsequent SEC filings, for factors that could affect the Company's performance and cause results to differ materially from management's expectations. The information in this report reflected management's estimates, assumptions and projections as of January 30, 2026. Autoliv has not made updates since then and makes no representation, express or implied, that the information is still current or complete. The Company is under no obligation to update any part of this document.

This report includes content supplied by S&P Global. Copyright © Light Vehicle Production Forecast, January 2026. All rights reserved.

Cover: Photographed in a major roundabout in central Brașov, Romania, this image represents the intersection of people, mobility, and safety, connecting the city center's main traffic arteries.



The World's Leading
Automotive Safety Supplier

Autoliv is the clear worldwide leader in automotive safety systems. At Autoliv, we challenge and redefine the standards of mobility safety to sustainably deliver leading solutions. We supply protective systems, such as airbags, seatbelts, and steering wheels, for more than 1,400 vehicle models, delivering to all major vehicle manufacturers in the world. Autonomous driving, connected cars and electric vehicles are changing the automotive industry. Our superior global footprint and RD&E capabilities make us well-positioned to adapt to the new business opportunities this transformation brings. By leveraging our technological expertise and operational capabilities, we are also exploring new growth opportunities, such as safety for commercial vehicles and electrical safety solutions including pyro safety switches.

Our Vision

Saving More Lives

Our Mission

Providing World-Class Life-Saving Solutions for Mobility and Society



Share of Global Sales 2025



EUROPE 29%

CHINA 19%

AMERICAS 32%

ASIA 20%

Key Figures 2025

$10.8b
net sales

10.3%
adj. operating margin*

44%
market share

$1.2b
operating cash flow

$589m
shareholder returns

64,000
associates worldwide

Our products saved approximately:

40,000
lives

Our products reduced around:

600,000
injuries

*) Non-GAAP Performance Measures. See "Non-GAAP Performance Measures" section in the Form 10-K filed with the SEC.

"

To succeed, we must perform and transform while delivering on today's commitments and preparing for tomorrow's opportunities"

Shaping a Safer, Sustainable Future Together

The automotive industry is rapidly transforming. Several trends are shaping the industry such as autonomous technologies, electrification, advancement of safety ratings, and a growing emphasis on equity in safety. These developments reflect society's growing demand for safer mobility as well as ongoing technical innovation.

We continued to navigate a rapidly evolving automotive landscape in 2025 with resilience and flexibility. Our teams delivered strong results by staying true to our priorities: customer centricity, operational excellence, and innovation, with dedication to quality in all respects.

Our strategy is built on anticipating and leveraging opportunities that come with change. We collaborate closely with regulators, our customers, and research institutes to develop life-saving solutions to shape future standards.

Market development

In 2025, global Light Vehicle Production (LVP) returned to its long-term growth trend with a 4% increase, exceeding expectations earlier in the year despite geopolitical challenges. The automotive industry continued to evolve, particularly in China, where Chinese vehicle brands expanded rapidly both at home and in export markets. Rising incomes and stricter regulations also fueled demand for advanced safety features, exemplified by India, where safety content per vehicle grew by close to 20% in 2025.

According to S&P Global, the global automotive industry is projected to grow steadily through 2030 with LVP increasing about 1% annually on average to reach close to 95 million units. Electrification will accelerate, with battery electric vehicles expected to represent almost a third of global LVP by 2030. Autonomous technologies are also set to expand rapidly, reshaping mobility and business models. At the same time, the industry is expected to continue its transition towards software-defined vehicle platforms, localized supply chains, and new revenue streams, driven by evolving consumer preferences.

Financial performance and shareholder value creation

2025 was a strong year for Autoliv. We delivered solid organic sales and improved profitability, despite tariffs and geopolitical challenges. Our ability to adapt quickly and stay close to our customers made a difference. Thanks to our close collaboration with customers, we successfully managed the impact of new US tariffs and secured compensation for nearly all related costs.

We've seen record sales and earnings, driven by successful product launches, cost reductions, and improved operational efficiency. Our adjusted operating margin* reached 10.3%, and our return on capital employed climbed to over 26%.

Our organic sales grew faster than LVP across all regions except China, where vehicles with lower safety content from Chinese Original Equipment Manufacturers (OEM) saw significant growth. This is a segment where we traditionally have had a lower market share. Our investments in our Chinese operations and engineering capabilities have led to many new customer partnerships and regulatory collaborations. Consequently, our sales to Chinese OEMs increased by 23%, surpassing their LVP growth rate.

We continue to focus on shareholder returns. In 2025, operating cash flow set a new record, and we have continued to invest in the business while returning significant value to our shareholders.

We paid a dividend of $3.12 per share, an increase of 14% compared to the previous year, and repurchased shares for $351 million. During the year, to remain a shareholder friendly company, we launched a new share repurchase program through the end of 2029, with the ambition of average annual share purchases of $300-500 million.

*) Non-GAAP Performance Measures. See "Non-GAAP Performance Measures" section in the Form 10-K filed with the SEC.



Shareholder Returns
US$ (millions)

Repurchased over 13 million shares in the past five years, corresponding to ~15% of outstanding shares

■ Share repurchase   ■ Dividend

These results reflect the strength of our team, our strategy and our strong execution as well as our commitment to value creation. We remain focused on delivering sustainable growth and maintaining a strong financial foundation.

Optimizing efficiency and quality across the value chain
In 2025, we made significant progress in strengthening our entire value chain by driving profitable and capital-efficient growth through end-to-end operational excellence. Our product development process is designed to ensure the highest quality and that every solution we deliver is robust, scalable, and seamlessly integrated into our customers' systems. We've reduced variation through standardized work, enabling consistent, high-quality performance across our operations. This approach has helped us regain productivity momentum, with direct labor efficiency meeting our updated target of over 8% annually.

Automation and digitalization play a central role in this transformation. In 2025, we accelerated the deployment of flexible automation across our sites, including the rollout of modular airbag assembly lines. Digitalization is now fully embedded in our production system, supported by AI-driven inspection technologies that enhance quality and reduce variability. Our teams are empowered with real-time feedback and smarter tools, enabling faster learning and better results.

Our global industrial footprint remains a competitive advantage. It gives us the flexibility to respond to regional sourcing shifts, inflationary pressures, and tariff impacts to ensure we deliver value efficiently and consistently.

Growing need for safety innovations
During the year, we advanced smarter, more adaptive safety solutions and strengthened our role in shaping global safety standards.

Safety ratings and regulations are evolving across the globe to cover more real-life scenarios. These changes are increasing safety content per vehicle and driving demand for innovative solutions that meet stricter and more diverse requirements.

We've accelerated our work in virtual testing, which is transforming how crash tests are evaluated. By using Human Body Models (HBM), we can simulate real-life crash scenarios with greater precision, accounting for diverse occupant sizes, seating positions, and restraint interactions. This approach is becoming a standard in global rating protocols and regulations, and Autoliv is actively engaged in shaping these frameworks. Virtual testing also offers greater possibilities to implement an increased number of evaluations, which will also drive content growth.

Another example of our leadership in advancing safety regulations is our strategic partnership with CATARC, China's leading automotive research and standards organization. This collaboration gives Autoliv the opportunity to support shaping how safety standards are set in China, the world's largest automotive market. It allows us to raise vehicle safety expectations in China, as well as support vehicle manufacturers as they expand globally.

As the automotive industry evolves rapidly, our ability to develop world-leading safety technologies depends on



Together with our ability to improve profitability even in a low-growth environment, as shown in recent years, we have a solid foundation for continued attractive shareholder returns and a clear path towards our 12% adjusted operating margin* target"

strong research and development capabilities. With 13 technical centers across the globe, Autoliv continues to invest in expanding its innovation footprint. One example is the second tech center currently under construction in China. This new facility will play a critical role in advancing automotive safety technologies. It will further support our growing partnerships with Chinese vehicle manufacturers, serving their needs both domestically and as they expand globally.

As autonomous driving and new interior concepts evolve, there is an increased demand for new innovative solutions. In response to this Autoliv, launched Omni Safety™, the world's first proven safety solution for protecting occupants in reclined seating positions while driving.

Sustainability is integrated into everything we do
At Autoliv, sustainability is fundamental to our vision of Saving More Lives. It shapes our decisions and actions every day. Our sustainability framework is based on four focus areas with broad ambitions and near-term targets aligned with the UN Sustainable Development Goals and guided by the principles of the UN Global Compact.

When it comes to climate and circularity, we made significant progress during the year. Renewable electricity usage rose to 40% in 2025 and we signed two 12-year virtual power purchase Agreements in Europe. We continued our efforts to increase the amount of low carbon materials in Autoliv products, including recycled content, and to work with suppliers with capacity building programs on greenhouse gas emissions tracking and target setting.

These actions support our long-term ambition: carbon neutrality in our own operations by 2030 and net-zero emissions across our supply chain by 2040.

Perform while transforming
As I look ahead, I am confident in our capability to deliver sustainable value through innovation, operational excellence, and strong partnerships. Effective customer engagement will continue to be at the heart of our approach, ensuring we understand and anticipate the industry's future needs. By accelerating growth initiatives and reducing product and process complexity, we will sharpen our competitive edge while remaining agile in a rapidly evolving industry.

Our leading position and strong performance in Asia, especially China and India, are instrumental to our continued progress. Together with our ability to improve profitability even in a low-growth environment, as shown in recent years, we have a solid foundation for continued attractive shareholder returns and a clear path towards our 12% adjusted operating margin* target.

To succeed, we must perform and transform while delivering on today's commitments and preparing for tomorrow's opportunities. I strongly believe in our shared purpose and determination. Through collaboration and collective effort by Team Autoliv, we are turning ambitions into achievements, always guided by our vision of Saving More Lives.

Mikael Bratt
President & CEO
Autoliv Inc.

*) Non-GAAP Performance Measures. See "Non-GAAP Performance Measures" section in the Form 10-K filed with the SEC.

Financial Summary

Autoliv achieved record operating income and operating cash flow, as a result of effective cost reductions and commercial recoveries, despite continued market headwinds from geopolitical challenges and volatile Light Vehicle Production (LVP).

Sales and Global LVP
US$ (millions) and Units (millions)



Sales
LVP

Organic Growth* vs. LVP Change
Percentage points



Outperformance

Gross Profit & Gross Margin
US$ (millions) and in relation to sales %



Gross profit
Gross margin

Adjusted Operating Profit & Margin*
US$ (millions) and in relation to sales %



Adjusted operating income
Adjusted operating margin

Operating Cash Flow & Cash Conversion*
US$ (millions) and in %



Operating Cash Flow
Cash Conversion

Return on Equity
%



Market Share by Market
%



Europe | North America | China | Japan | India

Sales by Customer
%



- **Record sales**, driven by strong growth in India and with Chinese OEMs
- **LVP increased by 4%, exceeding 90 million** for the first time since 2018
- **Adjusted operating margin* improved by 60 bps** Strong development due to productivity and structural cost saving activities, partly offset by tariffs that had a ~20 bps negative impact

- **Record free operating cash flow*** of **$734 million** and cash conversion* of 100%
- **Record Earnings Per Share (EPS)** as a result of fewer outstanding shares and higher earnings. Adjusted EPS* **rose by 18% to $9.85**
- Continued **high shareholder returns.** Repurchased **shares for $351 million** and **paid $238 million** in dividends

*) Non-GAAP Performance Measures. See "Non-GAAP Performance Measures" section in the Form 10-K filed with the SEC.

Sustainability Highlights

Sustainability is integrated into everything we do and is an important driver for market differentiation and stakeholder value creation. In 2025, we made significant progress on several key metrics and targets in our focus areas. Further information on our performance is available in our 2025 Sustainability Report (to be published in March 2026).



241 kton

Greenhouse gas emissions from own operations (Scope 1+2)

2025
2024
2023

358
306
241



40%

Share of renewable electricity

23% — 2023
30% — 2024
40% — 2025

0.23

Recordable incident rate
(Incidents per 200,000 hours worked)

0.38 — 2023
0.32 — 2024
0.23 — 2025

93.8

Energy intensity
(MWh per million USD)

100.5 — 2023
99.7 — 2024
93.8 — 2025

In 2025, we revised our sustainability framework as part of Autoliv's updated business strategy for 2026-2028, taking into account growing expectations and requirements from customers, investors and emerging legislation.



Saving More Lives

Our commitment:
We make mobility safer for all by staying at the forefront of research, innovation and technology, with a relentless focus on quality.

Long-term ambition:
- 100,000 lives saved annually

A Safe and Inclusive Workplace

Our commitment:
We provide a safe, healthy and inclusive workplace for all, respecting labor rights and continuously enhancing the employee experience.

Long-term ambitions:
- Lowest Recordable Incident Rate among automotive suppliers
- Employee experience in the top quartile of the automotive industry
- Create positive social impact across our supply chain through engagement and risk-based due diligence

Sustainability integrated into everything we do

Climate and Circularity

Our commitment:
We support the industry's green transition and minimize our own environmental impact, focusing on greenhouse gas emissions reduction, resource efficiency and circularity.

Long-term ambitions:
- Carbon neutrality in own operations by 2030
- Net-zero emissions across the supply chain by 2040

Business Integrity

Our commitment:
We do business in a responsible manner through strong corporate governance, and by fostering a culture of leading with integrity and speaking up.

Long-term ambitions:
- Leading with Integrity and Speaking Up fully embedded in our culture
- Compliance framework rooted in Autoliv's strategy, shaping industry best practice

Building a Sustainable Value Chain

Sustainability cuts across our entire value chain. Through risk-based human rights and environmental due diligence and close collaboration with suppliers and partners, we create shared value and mitigate negative social and environmental impacts.

Products and Solutions
Autoliv Inside

Based on our extensive research into real-life crashes, we develop and engineer automotive safety solutions to save more lives and prevent injuries on the roads.



Center Airbag
Reduces head injuries in side-impact crashes

Driver and Passenger Airbag
Protect the driver and front passenger in frontal crashes

Cyclist-Pedestrian Protection Airbag
Protects pedestrians or cyclists outside the vehicle in a collision

Active Hood Lifter
Raises the hood during a collision to help reduce injury to pedestrians

Knee Airbag
Deploys below the dashboard to protect knees in a crash

Pyro Safety Switch
Instantly cut a vehicle's high-voltage power during a crash for safety

Side Curtain Airbags

Deploy along the windows to shield occupants' heads during a side impact

Rear Curtain Airbag

Protects rear passengers' heads in a rear or side impact

Seatbelts

Keep you safely restrained in your seat to prevent serious injury during a crash



Steering Wheel

Integrating controls of various vehicle functions along with the driver airbag

Belt in Seat

Integrated into the seat to improve comfort and crash protection

Side Airbags

Deploy from the seat or door to protect during a side-impact crash



Airbags

Airbags are critical for reducing severe injuries in crashes, with driver airbags lowering fatalities in frontal collisions by approximately 25% (for belted drivers) and reducing serious head injuries by over 60%. Side curtain airbags reduce the head injuries by half, and side airbags reduce chest injuries by 25%. Autoliv offers a wide range of airbags for protecting not only passengers inside the vehicle but also people outside, such as cyclists and pedestrians.




Seatbelts

Seatbelts is the primary life-saving device and can reduce fatalities by as much as 45%. Today's seat-belt systems are highly sophisticated, with a variety of advanced functionalities such as pretensioners that tighten the seatbelt in the event of a collision. To further improve safety, pre-pretensioners tightens the seatbelt before a likely collision as a precaution.



Steering Wheels

The steering wheel is an integral part of the vehicle's safety system. Modern steering wheels incorporate advanced electronics, sensors, and driver monitoring technologies, ensuring both control and protection. These systems are engineered to meet stringent safety standards while enabling seamless integration with automated driving features.

New Safety Solutions **Powering Growth**



Autoliv's core light vehicle products - seatbelts, airbags and steering wheels - remain the foundation for the company. To complement this strong base and support our future growth ambition, we are expanding our focus to meet safety needs in adjacent areas.

Autoliv's Mobility Safety Solutions targets high-potential safety opportunities in other mobility forms, such as commercial vehicles, motorcycles and bikes, as well as electrical safety. We are also introducing advanced functionalities, initially for our light vehicle customers, such as seat-centric solutions, Human Body Models for virtual testing, and adaptive safety for personalized protection.

These innovations strengthen our position in next-generation mobility and autonomous driving. By expanding our proven expertise into these emerging adjacencies, Autoliv aims to diversify its revenue streams. The markets for identified adjacent areas are expected to grow substantially the coming decade.

Mobility Safety Solutions

Electrical safety solutions

As electrification accelerates across mobility and society, electrical safety is becoming increasingly critical. Autoliv delivers fast-acting safety devices that cuts the high-voltage energy during crashes or electrical faults, preventing fires, short circuits, and electrical shocks. Our Pyro Safety Switches and related solutions perform reliably under demanding conditions and are primarily used in electric vehicles, but we also supply them to industries outside the automotive sector. We are scaling this business by leveraging our industrial capabilities, safety expertise, and cost-efficient manufacturing to meet growing demand.

Commercial vehicle safety

Commercial vehicles have distinct safety challenges due to their size and operating conditions. Autoliv meets these needs with customized solutions, including airbags, seatbelts, steering wheels, and electrical safety components. Our technologies are tailored for trucks, buses, and off-highway vehicles.

Motorcycle and bike safety

There is significant potential for growth in the market for motorcycle and bike safety solutions. Autoliv is committed to enhancing rider protection, focusing on the most severe injuries. We offer two complementary sets of solutions; On-Motorcycle Safety Solutions, such as integrated airbags, and On-Rider Safety Solutions, including airbag vests and jackets.

Components for safety solutions

Autoliv's component technologies extend our leadership in safety beyond traditional automotive applications. Building on decades of expertise, we deliver inflators, cushions and advanced pyrotechnic solutions, initiators, gas generators, and pyro-actuated mechanisms, that provide fast, compact, and reliable activation. Our component portfolio is a strategic enabler for growth. We primarily offer our products to the automotive industry, while also supporting various other industries.

New Functionalities and Products

Safety for new flexible seating

Seat-centric solutions integrate restraint systems directly into the seat structure, enabling protection across a wide range of seating orientations, including reclined and rotated positions. Omni Safety™ exemplifies this approach by addressing risks in reclined seats through advanced seatbelt and airbag integration. These innovations provide greater interior design flexibility while ensuring superior occupant protection in autonomous and next-generation vehicles.

Virtual testing

Virtual testing uses advanced simulations to evaluate crash scenarios without physical prototypes. This approach accelerates development, reduces costs, and enables thousands of tests in a fraction of the time. From a safety perspective, virtual testing improves injury prediction accuracy, supports optimization of restraint systems for diverse occupants, and enables analysis of complex crash conditions that are difficult to replicate physically. As regulations and consumer rating programs increasingly adopt virtual methods, Autoliv is leading the way by leveraging new technology and predictive models to deliver safer vehicles and protect all road users.

Human Body Model Safety Suite

Autoliv's Human Body Model (HBM) Safety Suite is an integrated virtual safety platform that combines a world-leading HBM with dedicated software tools to support the full virtual testing workflow, from simulation to analysis and decision-making. At its core, the HBM provides a detailed digital representation of human anatomy, enabling more precise injury prediction than physical crash dummies. Surrounding the model, the Safety Suite transforms complex simulation data into clear, actionable insights, improving productivity, consistency, and confidence in virtual testing. By integrating validated models, software, and safety expertise into a single solution, Autoliv is helping customers meet evolving regulatory requirements while accelerating innovation and setting new benchmarks for occupant protection.

Adaptive safety

Adaptive safety systems go beyond standardized solutions by dynamically adjusting restraint performance to occupant characteristics, such as size, weight, and age, as well as seating position. Leveraging advanced sensing and algorithms, these systems aim to deliver equality in occupant protection across diverse real-life conditions, enhancing safety for all demographics.

Cyclist-pedestrian protection airbag

Launched in 2025, Autoliv's world-first cyclist-pedestrian protection airbag is designed to enhance the safety of those outside the vehicle. As the second generation of our pedestrian airbag, it covers a larger area to provide increased protection for cyclists in the event of a collision. Installed on the exterior of the vehicle, the airbag deploys in milliseconds, offering improved head protection both for pedestrians and for cyclists whose head positions are higher.



Foldable steering wheel for autonomous driving

In collaboration with Tensor, a leading innovator in personal autonomous vehicles, Autoliv has developed the world's first foldable steering wheel. It's designed to meet the evolving needs for safety in autonomous vehicles. This innovation enables traditional manual control when required and seamlessly retracts into the dashboard during autonomous driving. By merging safety, comfort, and design flexibility, the foldable steering wheel enhances the user experience by creating a more open and spacious cabin.




Important Launches 2025

Autoliv has a long history of working with global vehicle manufacturers and maintains one of the industry's broadest customer bases, spanning mass-market, premium, and new automotive brands. As technology reshapes the industry through connectivity, automation and safety, collaboration has become increasingly important. Today, Autoliv supplies products and solutions to all major light vehicle manufacturers in the world. In 2025, we launched over 800 new products, supporting future growth.



Mercedes CLA

Nio Onvo L90

KIA PV5

Deepal S09

Honda Ye P7

Honda Passport

Ford Expedition

Dacia Bigster

Renault 5

Changan Avatr 06

Chery Fengyun A9

Suzuki e VITARA

Highway in Wuhan, China

Perform and Transform

Autoliv is committed to shaping the future of mobility safety through innovation, sustainability, and operational excellence. We have reinforced our position as the global leader in automotive safety and deliver superior returns. Our strategy focuses on delivering long-term value for shareholders by driving profitable growth and resilience in a rapidly evolving industry.

By leveraging our leadership in airbags, seatbelts, and steering wheels, and expanding into advanced mobility safety solutions, we have positioned ourselves at the forefront of automotive safety innovation.

We aim to achieve 4-6% average annual organic sales growth and to strengthen our margins through disciplined cost management, efficiency programs, and continuous improvement initiatives. Financial discipline remains central to our approach. We target strong cash conversion* of 80% or more and maintain a conservative leverage ratio* of 1.5x or below, ensuring flexibility and stability.

To enhance shareholder returns, we have launched a $2.5 billion share repurchase program running through 2029 and increased our dividends, reflecting our confidence in our growth trajectory.

We need to perform and transform to save more lives while creating sustainable value for all stakeholders.

On the following pages, we share how our strategy turns ambition into action and how we are delivering on our targets and bringing our vision to life for a safer and sustainable future.



*) Non-GAAP Performance Measures. See "Non-GAAP Performance Measures" section in the Form 10-K filed with the SEC.

Road in NingBo, China

Creating Growth
in a Dynamic Market

Light Vehicle Production Growth

+1-2%

on average per year over time

What's Fueling the Growth

- Economic growth
- Consumer demand
- Ageing fleets
- Government incentives
- Product innovation

Content per Vehicle Growth

+1-2%

on average per year over time

Main Growth Drivers

- Crash test ratings and government regulations
- GDP per capita growth
- Consumer demand and technology advances, such as adaptive safety and autonomous driving

Adjacent Growth Areas

+1-2%

beyond 2030, on average per year over time

Driving Growth Through Mobility Safety Solutions

- Electrical safety
- Commercial vehicles
- Motorcycles and bikes
- Human Body Model/virtual engineering

The model on these two pages shows Autoliv's strategy to achieve an average annual organic sales growth of 4-6% over a 10+ year period. This will be driven by an increased standard of living, which will fuel growing demand for light vehicles and increased safety levels.

Light Vehicle Production

Increased standard of living leading to more light vehicles per capita

Vehicles per 1k people



Safety Content per Vehicle

Increasing over time in all markets

US$ per vehicle



Average 2025: ~$268

2015   2025

Pyro Safety Switches
Electrical safety for EVs



Growth Target

~ 4-6%

on average per year, over a 10+ year period

Driving Profitability Across the Entire Value Chain

Cost-Efficient

- Modularization
- Automation
- Quality
- Purchasing

Global Scale

Twice the size of closest competitor

Global Footprint

Manufacturing and Technology Centers supporting our customers in 25 countries serving more than 1,400 vehicle models for all major OEMs in the world

Automation and Digital Transformation

- To increase efficiency, quality, and safety across global operations

- We aim to create smart factories that are inreasingly agile and data-driven to support world-leading productivity gains

- Advances in smart and flexible automation technologies enable an increased pace of automation. This allows us to better leverage our scale advantage

- Reducing costs, time to market and physical testing through standardized virtual workflows

Direct Labor Productivity



We continue to enhancing our operations by creating a more effective and cost-efficient structure. This is achieved through cost-efficient design, strategic purchasing, and operational excellence, driven by automation and digital transformation, supported by our global footprint, scale, and unwavering focus on quality.

Strategic Purchasing

- Large-scale purchasing
- Best-cost country sourcing
- Continuous redesign for lower cost
- Supplier cost reduction commitment

Direct Material and Indirect Purchasing Savings



Vertical Integration

- Manage critical steps in the supply chain internally to ensures quality, reliability, and cost efficiency
- Deep vertical integration of critical components such as inflators and airbag cushions
- Increasing vertical integration of electronics for steering wheels and seatbelts

Quality

- Zero-defect mindset, aiming for flawless execution in every process. This is key to securing profitability as well as new business wins
- As a result of our quality culture and processes, we have only been involved in ~3% of passive safety recalls over the last ten years



Q5 means quality in all dimensions – employees, processes, suppliers, products, and customers.

Target

Adjusted Operating Margin*

~12%

*) Non-GAAP Performance Measures. See "Non-GAAP Performance Measures" section in the Form 10-K filed with the SEC.

Driving
Shareholder Value

Optimizing Balance Sheet

Autoliv consistently work to optimize its working capital. Since 2021 we have reduced trade working capital in relation to annulized quarterly sales from 16% to below 11%.

Trade Working Capital*
%



Unlocking Liquidity and Value

Autoliv's operating cash flow has grown from around $750 million in 2021 to around $1.2 billion in 2025, underscoring how its strong earnings conversion and disciplined working capital management support shareholder returns.

Operating Cash Flow
US$ (millions)



Efficient Use of Assets

In 2025, Autoliv invested $420 million to expand its capacity and advance its safety technologies, reinforcing its long-term growth potential while maintaining strong free cash flow to support shareholder returns.

Capital Expenditures
US$ (millions)



*) Non-GAAP Performance Measures. See "Non-GAAP Performance Measures" section in the Form 10-K filed with the SEC.

Autoliv optimizes its manufacturing and supply chain, reducing its working capital needs and improving its free operating cash flow, while driving innovations in safety solutions. These measures have resulted in higher asset returns and support long-term growth and shareholder value. Our capital allocation strategy aims at annual share repurchases of $300–$500 million through 2029, supported by an attractive and growing quarterly dividend.

Driving Value Through Efficient Capital Utilization

Autoliv's strong return on capital employed reflects our ability to generate attractive returns on invested capital, signaling disciplined capital allocation and sustained value creation for shareholders.

Balanced Leverage Strategy

Autoliv has a long-term leverage ratio target of ≤1.5x. This balanced financial managements enables resilience, innovation, and sustained stakeholder value creation over time.

Return on Capital Employed
%



Leverage Ratio*
Net Debt /EBITDA



Turning Profit into Cash

Autoliv consistently delivers strong cash conversion, turning a high proportion of its net income into free operating cash flow.

Cash Conversion*
%



Use of Cash

Our focused strategy to optimize the balance sheet and efficient use of assets supports strong cash flow that in turn can be used to fund both investments for growth and attractive share-holder returns.

- Support long-term growth by investing in RD&E while keeping capital expenditures, net < 5%

- Dividend – maintaining an attractive and growing dividend

- Share repurchases of around $300 to $500 million annually through 2029 under a mandate of up to $2.5 billion

Shareholder Returns
US$ (millions)

Year	Share repurchase	Dividend
2021		165
2022	115	224
2023	352	225
2024	552	219
2025	351	238

■ Share repurchase ■ Dividend

*) Non-GAAP Performance Measures. See "Non-GAAP Performance Measures" section in the Form 10-K filed with the SEC.

Automation and AI Solutions Driving Productivity and Quality

In 2025, Autoliv accelerated its digital transformation by increasingly scaling automation and AI solutions that deliver measurable value. Examples include AI-powered quality inspections, predictive analytics for supply chain management, and flexible automated assembly lines. These initiatives are continuing to reduce lead times, minimize non-quality costs and improve efficiency and product reliability across our global operations.

Our accelerated pace of automation and digitalization is expected to result in a higher annual contribution to labor productivity. As a result, we have raised our annual labor productivity target from 5% to 8%. In both 2024 and 2025, we exceeded this new productivity target.

A key driver of our progress in automation is our ability to capitalize on advances in automation technology, particularly the increased flexibility of modern systems. This flexibility allows us to design automated lines in-house and continuously refine and optimize them over time, delivering sustained productivity gains year after year.

These technological advancements also enable different products to share the same assembly line. This brings multiple benefits: higher utilization as customer volumes fluctuate, reduced floor-space requirements, and a lower capital cost per unit. Flexible automated lines not only operate at a higher utilization rate but also have a longer effective lifetime, strengthening the overall return on investment.

In effect, this transition towards more flexible automation shifts the cost structure from labor to capital costs. This creates an opportunity to further strengthen our competitiveness, as Autoliv is more than twice as large as its closest competitor, and the potential for economies of scale lies in capital costs, not labor costs.

We prioritize scaling what works while exploring new technologies through controlled pilots with trusted partners, ensuring every innovation is thoroughly validated before it is deployed across our plants globally.

One example is our airbag facility in Ogden, USA, where we aim to reduce the number of passenger airbag assembly lines by two-thirds through flexible automation, allowing different product variants to share an assembly line.

Another example is our ongoing project evaluating how humanoid robots can drive efficiency within our production processes, with current focus on improving productivity, quality and safety.

Automation and digitalization are more than efficiency tools, they are also integral to how we safeguard and enhance safety as well as quality. The way we combine advanced technology, including AI solutions, with human expertise is key for successful automation with enhanced quality effects. Quality specialists stay closely involved by training, checking, and improving the automated solution.

Autoliv facility in Ogden, USA

Road in Bengaluru, India



Asia a Major Growth Engine

Over the past decade, Asia has seen substantial growth of its automotive industry, driven by expanding middle classes, rapid urbanization, and surging consumer demand – especially in China. The Asia region now produces more than half of the world's light vehicles. Economic growth is driving not only vehicle production but also higher safety content per vehicle, as seen in India where rising incomes and stricter regulations are boosting demand for more safety features.

Accelerating sales in China through strategic partnerships and RD&E investments

Autoliv's China growth strategy is built on our strong sales development performance with Chinese OEMs, strategic partnerships and joint ventures, and a growing innovation infrastructure. This positions Autoliv for sustained expansion in the world's largest automotive market. In 2025, sales to Chinese OEMs soared by 23%, significantly surpassing their LVP growth – driven by a wave of new product launches.

To support this growth, Autoliv is opening a state-of-the-art tech center in Wuhan, China in 2026. The facility will drive next-generation innovations in occupant protection and system integration, reinforcing Autoliv's commitment to safety leadership and supporting our Chinese customers' future success. Autoliv is also expanding its presence in China through partnerships with Chinese OEMs, industry organizations and key suppliers. In 2025, Autoliv and CATARC, the leading research institute for setting standards in China's automotive sector, signed a strategic agreement to jointly advance automotive safety standards and innovation in China and beyond.

Autoliv's strong foothold with leading Chinese vehicle manufacturers is not only driving growth in China but also opening doors globally. As Chinese automakers accelerate their international expansion, Autoliv is winning new business by leveraging these deep partnerships and delivering world-class safety solutions wherever they go.

Leveraging India's automotive boom and rising demand for safer vehicles

Autoliv is rapidly expanding its business in India, securing our market leadership. With safety content in vehicles increasing by around 20% annually for the past two years, driven by a regulatory focus and rising consumer demand for safety, India now represents 5% of Autoliv's global sales, a more than doubling in just two years.

Autoliv India operates five manufacturing plants, a technical center, and a global virtual engineering hub, with more than 6,000 associates in total. To further strengthen its footprint, Autoliv recently opened a new inflator plant, the first in India, to meet growing demand for airbags from both Indian and other Asian vehicle manufacturers for the domestic market as well as for exports.



The Board of Directors, meeting in New York, USA

Board of Directors

1. Jan Carlson
Chairman since 2014.
Director since 2007.

2. Mikael Bratt
President and CEO of Autoliv Inc.
Director since 2018.

3. Laurie Brlas
Director since 2020. Member of the Audit, Risk, and Compliance Committee and the Nominating and Corporate Governance Committee.

4. Leif Johansson
Director since 2016. Chair of the Nominating and Corporate Governance Committee. Member of the Leadership Development and Compensation Committee.

5. Franz-Josef Kortüm
Director since 2014. Member of the Nominating and Corporate Governance Committee.

6. Frédéric Lissalde
Director since 2020. Chair of the Leadership Development and Compensation Committee. Member of the Nominating and Corporate Governance Committee.

7. Xiaozhi Liu
Director since 2011. Member of the Leadership Development and Compensation Committee.

8. Gustav Lundgren
Director since 2022. Member of the Audit, Risk, and Compliance Committee.

9. Martin Lundstedt
Director since 2021. Member of the Leadership Development and Compensation Committee.

10. Thaddeus "Ted" Senko
Director since 2018. Chair of the Audit, Risk, and Compliance Committee.

11. Adriana Karaboutis
Director since 2024. Member of the Audit, Risk, and Compliance Committee.



Autoliv's crash test center in South Korea is visited by the Executive Management Team, and in front of the team, a crash test dummy takes center stage.

Executive
Management Team

1. Mikael Bratt
President and CEO.

2. Fredrik Westin*
Executive Vice President, Finance and Chief Financial Officer.

3. Petra Albuschus
Executive Vice President, Human Resources & Sustainability.

4. Kevin Fox
President, Autoliv Americas.

5. Magnus Jarlegren
President, Autoliv Europe.

6. Fabien Dumont
Executive Vice President, Chief Technology Officer.

7. Jonas Jademyr
Executive Vice President, Quality and Program Management.

8. Colin Naughton
President, Autoliv Asia.

9. Anthony Nellis
Executive Vice President, Legal Affairs; General Counsel & Secretary.

10. Staffan Olsson
Executive Vice President, Operations.

11. Christian Swahn
Executive Vice President, Supply Chain Management.

12. Sng Yih
President, Autoliv China.

*) Until March 31, 2026

Locations and Capabilities

Headquartered in Stockholm, Sweden
Incorporated in Delaware, United States

Location	Employees	Tech Center	Production				Sales Support
						Other[2]	
BRAZIL[1]	1,300		●	●	●		●
CANADA	512					●	
CHINA[1]	8,470	●	●	●	●	●	●
ESTONIA[1]	725			●		●	
FRANCE	1,338	●	●			●	●
GERMANY	402	●					●
HUNGARY[1]	1,472			●			
INDIA[1]	6,140	●	●	●	●	●	●
INDONESIA[1]	181		●	●	●		
JAPAN	1,909	●	●	●	●		●
MALAYSIA[1]			●	●	●		
MEXICO[1]	13,298	●	●	●	●	●	
PHILIPPINES[1]	1,145				●		
POLAND[1]	2,092	●	●			●	
ROMANIA[1]	8,650	●	●	●	●	●	●
SOUTH AFRICA[1]	233		●	●			
SOUTH KOREA	468	●	●		●		●
SPAIN	431		●				●
SWEDEN	509	●				●	●
SWITZERLAND	51					●	
THAILAND[1]	4,289		●	●	●	●	
TUNISIA[1]	4,524				●		
TURKEY[1]	2,214		●	●	●	●	●
USA	3,686	●	●			●	●
VIETNAM[1]	171					●	

1) Defined as a best-cost country. 2) Includes weaving and sewing of textile cushions and seatbelt webbing, inflators, and components for airbag and seatbelt products.

Contacts and Calendar

AUTOLIV, INC.
Visiting address:
Klarabergsviadukten 70, Section D,
5th Floor, Stockholm, Sweden
Postal address:
P.O. Box 70381, SE-107 24 Stockholm, Sweden
Tel: +46 (0)8 587 20 600
www.autoliv.com

CONTACT OUR BOARD
Autoliv, Inc.
P.O. Box 70381, SE-107 24 Stockholm, Sweden
Tel: +46 (0)8 587 20 600
E-mail: legalaffairs@autoliv.com

The Board, individual directors and the committees
of the Board can be contacted using the address
above. Contact can be made anonymously and
communication with individual directors is not
screened. The relevant chair receives all such
communication after it has been determined that
the content contains a message to said chair.

STOCK TRANSFER AGENT AND REGISTRAR
www.computershare.com

INVESTOR REQUESTS
Autoliv, Inc.,
P.O. Box 70381, SE-107 24, Stockholm, Sweden
Tel: +46 (0)8 587 20 600
E-mail: ir@autoliv.com

2026 PRELIMINARY CALENDAR
April 17, Financial Report Q1
May 7, Annual Shareholders Meeting
July 17, Financial Report Q2
October 23, Financial Report Q3

Concept and Design: PCG

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 001-12933

AUTOLIV, INC.
(Exact name of registrant as specified in its charter)

Delaware	**51-0378542**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
Klarabergsviadukten 70, Section D5, Box 70381, Stockholm, Sweden	**SE-107 24**
(Address of principal executive offices)	**(Zip Code)**

+46 8 587 20 600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Common Stock (par value $1.00 per share)	**ALV**	**New York Stock Exchange**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.   Yes: ☒   No: ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes: ☒   No: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262 (b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes: ☐   No: ☒

The aggregate market value of the voting and non-voting common equity of Autoliv, Inc. held by non-affiliates as of the last business day of the second fiscal quarter of 2025 amounted to $8,595 million.

Number of shares of Common Stock outstanding as of February 11, 2026: 74,706,513.

Auditor Firm Id: 1433	Auditor Name: Ernst & Young AB	Auditor Location: Stockholm, Sweden

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the annual stockholders' meeting to be held on May 7, 2026, to be dated on or around March 25, 2026 (the "2026 Proxy Statement"), are incorporated by reference into Part III of this Annual Report on Form 10-K. The 2026 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after December 31, 2025.

NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains statements that are not historical facts but rather forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those that address activities, events or developments that Autoliv, Inc. ("Autoliv," the "Company" or "we") or its management believes or anticipates may occur in the future. All forward-looking statements are based upon our current expectations, various assumptions and/or data available from third parties. Our expectations and assumptions are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that such forward-looking statements will materialize or prove to be correct as forward-looking statements are inherently subject to known and unknown risks, uncertainties and other factors which may cause actual future results, performance or achievements to differ materially from the future results, performance or achievements expressed in or implied by such forward-looking statements.

In some cases, you can identify these statements by forward-looking words such as "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes," "may," "likely," "might," "would," "should," "could," or the negative of these terms and other comparable terminology, although not all forward-looking statements contain such words.

Because these forward-looking statements involve risks and uncertainties, the outcome could differ materially from those set out in the forward-looking statements for a variety of reasons, including without limitation: general global and regional economic conditions, including the impact of inflation; changes in light vehicle production; fluctuation in vehicle production schedules for which the Company is a supplier; global supply chain disruptions, including port, transportation, and distribution delays or interruptions; supply chain disruptions and component shortages specific to the automotive industry or the Company; potential changes to beneficial free trade agreements and regulations, such as the United States-Mexico-Canada Agreement; changes in geopolitical and other economic and political conditions or developments, including inflation, changes in trade policies, tariff regimes, and other developments in and by countries in which we do business that could materially impact supply chains, margins, access to capital, or overall business performance; political stability or geopolitical conflicts; changes in general industry or market conditions, including regional economic growth or decline; changes in and the successful execution of our capacity alignment, restructuring, cost reduction, and efficiency initiatives and the market reaction thereto; loss of business from increased competition; volatility or increases in raw material, fuel, and energy costs; changes in consumer and customer preferences for end products; loss of customers or sales; legislative or regulatory changes; customer bankruptcies, consolidations or restructuring or divestiture of customer brands; unfavorable fluctuations in currencies or interest rates among the various jurisdictions in which we operate; market acceptance of our new products; costs or difficulties related to the integration of any new or acquired businesses and technologies; continued uncertainty in pricing and other negotiations with customers, including inflation and tariff compensations; successful integration of acquisitions and operations of joint ventures; successful implementation of strategic partnerships and collaborations; our ability to be awarded new business; product liability, warranty and recall claims and investigations and other litigation, civil judgments or financial penalties and customer reactions thereto; higher expenses for our pension and other postretirement benefits, including higher funding needs for our pension plans; work stoppages or other labor issues; possible adverse results of pending or future litigation or infringement claims, and the availability of insurance with respect to such matters; our ability to protect our intellectual property rights; negative impacts of antitrust investigations or other governmental investigations and associated litigation relating to the conduct of our business; tax assessments or results of tax audits by governmental authorities and changes in our effective tax rate; dependence on key personnel; our ability to meet our sustainability targets, goals and commitments; dependence on and relationships with customers and suppliers; the conditions necessary to hit our financial targets; and other risks and uncertainties identified in Item 1A -"Risk Factors" of this Annual Report on Form 10-K, Item 1A, and Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report.

For any forward-looking statements contained in this or any other document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we assume no obligation to update publicly or revise any forward-looking statements in light of new information or future events, except as required by law.

PART I

Item 1. Business

General

Autoliv, Inc. ("Autoliv", the "Company" or "we") is a Delaware corporation with its principal executive offices in Stockholm, Sweden where it currently employs approximately 113 people. The Company functions as a holding corporation and owns two principal subsidiaries, Autoliv AB and Autoliv ASP, Inc. The Company's fiscal year ends on December 31.

The Company is a leading developer, manufacturer, and supplier of passive safety systems to the automotive industry with a broad range of product offerings.

Passive safety systems are primarily meant to improve safety for occupants in a vehicle. Passive safety systems include modules and components for frontal-impact airbag protection systems, side-impact airbag protection systems, pedestrian protection systems, steering wheels, inflator technologies, battery cut-off switches and seatbelts.

To expand its product offerings, the Company formed Mobility Safety Solutions. By combining its core competence and industry experience, the Company also develops and manufactures mobility safety solutions such as passive safety systems for commercial vehicles, battery cut-off switches, and safety solutions for riders of motorcycles and bikes.

The Company has 62 production facilities in 23 countries and its customers include the world's largest car manufacturers. The Company's sales in 2025 were $10.8 billion, approximately 68% of which consisted of airbag and steering wheel products and approximately 32% of which consisted of seatbelt products. The Company's business is conducted in the following geographical regions: The Americas, Europe, China, and Asia, excluding China.

On December 31, 2025, the Company had approximately 64,300 personnel worldwide, with 10% being temporary personnel.

Additional information required by this Item 1 regarding developments in the Company's business during 2025 is contained under Item 7 in this Annual Report.

Reportable Segment

The Company has one reportable segment based on the way the Company evaluates its financial performance and manages its operations. The Company's business is comprised of passive safety products – principally airbags (including steering wheels and inflators) and seatbelts. For more information regarding the Company's segment reporting, see Note 1, Basis of Presentation, to the Consolidated Financial Statements in this Annual Report.

Products, Market, and Competition

<u>Products</u>

Providing life-saving solutions is a key priority as the world population grows and develops. However, population expansion in growth markets and the rise of megacities creates new complexities. To meet this challenge, the Company develops safety solutions for both mobility and society that work in real life situations. The Company's passive safety systems such as seatbelts and airbags substantially mitigate human consequences of traffic accidents.

The airbag module is designed to inflate extremely rapidly and then quickly deflate during a collision or impact. It consists of the container, an airbag cushion, and an inflator. The purpose of the airbag is to provide the occupants a cushioning and restraint during a crash event to prevent any impact or impact-caused injuries between the occupant and the interior of the vehicle.

Seatbelts can reduce the overall risk of serious injuries in frontal crashes by as much as 60% due to advanced seatbelt technologies such as pretensioners and load limiters.

The Company also manufactures steering wheels that are crafted to ensure they meet safety requirements and are functional as well as stylish.

<u>Market and Competition</u>

Consumer research clearly shows that consumers want safe vehicles, and several significant trends are likely to positively influence overall safety content per vehicle. These include:

    1) Society becoming increasingly focused on Vision Zero and its goal of reducing traffic fatalities and their associated costs;

    2) Demographic trends of increased urbanization, aging driver populations, and increased safety focus in growth markets;

    3) Evolving government regulations and test rating systems to improve the safety of vehicles in various markets, such as the updated European New Car Assessment Program (Euro NCAP), China NCAP, and USNCAP; and

    4) The trend towards autonomous vehicles may lead to roomier interiors that may require more advanced passive safety systems.

The automotive passive safety market is driven by two primary factors: light vehicle production (LVP) and content per vehicle (CPV).

The first growth driver, LVP, has increased at an average annual growth rate of around 1.9% since the start of Autoliv in 1997 despite persistent headwinds in Europe and North America. According to S&P Global, LVP is forecasted to grow to close to 92 million by 2028 from just over 90 million in 2025, due to growing demand and export in medium- and low-income markets.

Unlike LVP, where Autoliv can only aim to be on the best-selling platforms, Autoliv can influence CPV more directly by continuously developing and introducing new technologies with higher value-added features. Over the long term, this increases average safety CPV and has caused the Company's markets to grow faster than the LVP.

Since 1997, the Company's sales compound annual growth rate (CAGR) for passive safety has been around 5% compared to the market rate of around 2.8% which includes an LVP growth of around 1.9%. The Company's outperformance is a result of a steady flow of new passive safety technologies, strong focus on quality and a superior global footprint both in products and engineering. This has enabled Autoliv to increase its global market share in passive safety from 27% in 1997 to around 44% in 2025.

In high-income markets (Western Europe, North America, Japan, and South Korea) the average CPV is around $350. CPV growth in these regions mainly comes from new safety systems such as active seatbelts, knee airbags, and front-center airbags along with improved protection for pedestrians and rear-seat occupants like bag-in-belt or more advanced seatbelts.

In medium- and low-income markets (all markets other than the high-income markets mentioned above), the Company sees great opportunities for CPV growth from more airbags and advanced seatbelt products. The average CPV in these markets is around $210, which is almost $140 less than in the high-income markets.

As a result of higher installation rates of airbags, more advanced seatbelt products, and more complex steering wheels, CPV is expected to increase at a similar pace in both high-income and medium- and low-income markets over the next three years.

In the next three years, almost all LVP growth is expected to come in medium- and low-income regions with lower CPV, leading to a dilution of the average global CPV. Despite this negative regional LVP mix effect, the annual passive safety market (seatbelts and airbags, including steering wheels), is expected to grow from around $24 billion in 2025 to almost $26 billion over the next three years, based on the current macro-economic outlook and the Company's internal market intelligence and estimates.

In seatbelts, Autoliv has a global market share of around 45%, primarily due to being the technology leader with several important innovations such as pretensioners and active seatbelts. The Company's strong market position is also a reflection of its superior global footprint. Seatbelts are the primary life-saving safety product globally and are also an important requirement in low-end vehicles in the medium- and low-income markets. This provides the Company with an excellent opportunity to benefit from the expected growth in this segment of the market.

Autoliv holds a leading position in both airbags and steering wheels, with a combined market shares of around 44%. The market for airbags and steering wheels is expected to grow primarily due to increasing installation rates of inflatable curtains, side airbags, knee airbags, and front‑center airbags, as well as rising demand for higher‑value steering wheels with leather and additional integrated functions.

The Company's ability to consistently outperform market growth is rooted in a steady flow of new safety technologies, a strong focus on quality, and a superior production and engineering footprint.

<u>The Company's competitors</u>

Autoliv is the clear market leader in passive safety components and systems for the automotive industry with an estimated global market share of around 44%.

ZF AG, one of the Company's largest competitors, is a global leader in drive-line and chassis technology as well as in passive safety technologies and is one of the largest global automotive suppliers.

Another large competitor is Joyson Safety Systems (JSS), a subsidiary of Ningbo Joyson Electronic Corp. JSS is the result of the merger between Key Safety Systems (KSS) and Takata Corporation after KSS acquired Takata in 2018.

In Japan, Brazil, South Korea, and China, there are a number of local suppliers that have close ties with the domestic vehicle manufacturers. For example, Toyota uses "keiretsu" (in-house) suppliers Tokai Rika for seatbelts and Toyoda Gosei for airbags and steering wheels. These suppliers generally receive most of the Toyota business in Japan, in the same way, Mobis, a major supplier to Hyundai/Kia in South Korea, generally receives a significant part of their business. Also BYD Auto., Ltd. (BYD) has a high degree of vertical integration, with a large proportion of in-house sourcing of products and systems. This includes passive safety systems, which is supplied by its subsidiary FinDreams Technology. Autoliv supplies components, especially inflators, to FinDreams Technology.

Other competitors include Nihon Plast and Ashimori in Japan, Yanfeng and Jinheng in China, Samsong in South Korea, and Chris Cintos de Seguranca in South America. Collectively, these competitors account for the majority of the remaining market share in passive safety.

Additional information concerning the Company's products, markets and competition is included in the "Risks and Risk Management" section under Item 7 of this Annual Report.

Manufacturing and Production

See "Item 2. Properties" for a description of Autoliv's principal properties. The component factories manufacture inflators, propellant, initiators, textile cushions, webbing, pressed steel parts, springs, and over molded steel parts used in seatbelt and airbag assembly and steering wheels. The assembly factories source components from a number of parties, including Autoliv's own component factories, and assemble complete restraint systems for "just-in-time" delivery to customers. The products manufactured by Autoliv's consolidated subsidiaries in 2025 consisted of 143 million complete seatbelt systems (of which 100 million were fitted with pretensioners), 143 million side airbags (including curtain airbags and front center airbags), 61 million frontal airbags and 21 million steering wheels.

Autoliv's "just-in-time" delivery system is designed to accommodate the specific requirements of each customer for low levels of inventory and rapid stock delivery service. "Just-in-time" deliveries require final assembly or, at least, distribution centers in geographic areas close to customers to facilitate rapid delivery. The fact that the major automobile manufacturers are continually expanding their production activities into more countries and require the same or similar safety systems as those produced in Europe, Japan, or the U.S. increases the importance for suppliers to have assembly capacity in several countries. Consolidation among the Company's customers also supports this trend.

Autoliv's assembly operations generally are not constrained by capacity considerations unless there is a disruption in the supply of raw materials and components. When dramatic shifts in LVP occur, Autoliv can generally adjust capacity in response to any changes in demand within a few days by adding or removing work shifts and within a few months by adding or removing standardized production and assembly lines. Most of Autoliv's assembly factories can make sufficient space available to accommodate additional production lines to satisfy foreseeable increases in capacity. As a result, Autoliv can usually adjust its manufacturing capacity faster than its customers can adjust their capacity as a result of fluctuations in the general demand for vehicles or in the demand for a specific vehicle model, provided that customers promptly notify Autoliv when they become aware of such changes in demand. However, these types of adjustments can be costly and can impact Autoliv's operating margin.

When significant volatility in LVP occurs, as we saw in 2022 and 2023 due to supply disruptions, or when there is a shift in regional LVP, the capacity adjustments can take more time and be more costly. During 2025 the volatility of LVP improved, although it is still more volatile than prior to the COVID-19 pandemic. Additionally, when there is significant demand for a given product due to a major recall of a competitor's product, like certain of the Company's customers have experienced, capacity adjustments may take time.

The Company could experience disruption in its supply or delivery chain, which could cause one or more of its customers to halt or delay production. For more information, see Item 1A – "Risk Factors" in this Annual Report.

Quality Management

Autoliv believes that superior quality is a prerequisite to being considered a leading global supplier of automotive safety systems and is key to the Company's financial performance, because quality excellence is critical for winning new orders, preventing recalls, and maintaining low scrap rates. Autoliv has for many years emphasized a "zero-defect" proactive quality policy and continues to strive to improve its working methods. Autoliv's products are expected to always meet performance expectations and be delivered to its customers at the right times and in the right amounts. The Company believes its continued quality improvements further enhance the Company's reputation among its customers, employees, and governmental authorities.

Although quality has always been paramount in the automotive industry, especially for safety products, automobile manufacturers have become increasingly focused on quality with even less tolerance for any deviations. This intensified focus on quality is partially due to an increase in the number of vehicle recalls for a variety of reasons (not just safety), including a few high-profile vehicle recalls. This trend is likely to continue as automobile manufacturers introduce even stricter quality requirements and regulating agencies and other authorities increase the level of scrutiny given to vehicle safety issues. The Company has not been immune to the recalls that have been impacting the automotive industry.

The Company continues to drive its quality initiative called "Q5," which was initiated in 2010. It is an integral part of the Company's strategy of shaping a proactive quality culture of zero defects. It is called "Q5" because it addresses quality in five dimensions: products, customers, growth, behavior, and suppliers. The goal of Q5 is to firmly tie together quality with value within all of the Company's processes and for all of its employees, thereby leading to the best value for its customers. Since 2010, the Company has continually focused on this quality initiative to provide additional skills training to more employees and suppliers. These activities have significantly improved the Company's quality performance.

In the Company's pursuit of quality excellence, the Company developed a chain of four "defense lines" to deal with potential quality issues. The defense lines are: 1) robust product designs, 2) flawless components from suppliers and the Company's own in-house component companies, 3) manufacturing flawless products with a system for verifying that the Company's products conform with specifications, and 4) an advanced traceability system in the event of a recall.

The Company's pursuit of quality excellence extends from the earliest phases of product development to the proper disposal of a product following many years of use in a vehicle. Autoliv's comprehensive Autoliv Product Development System ("APS") includes several key check points during the process of developing new products that are designed to ensure that such products are well-built and have no hidden defects. Through this process, the Company works closely with its suppliers and customers to set clear standards that help to ensure robust component design and lowest cost for function in order to proactively prevent problems and ensure the Company delivers only the best designs to the market.

The APS, based on the goals of improving quality and efficiency, is at the core of Autoliv's manufacturing philosophy. APS integrates essential quality elements, such as mistake proofing, statistical process control and operator involvement, into the manufacturing processes so all Autoliv associates are aware of and understand the critical connection between themselves and the Company's lifesaving products. This "zero-defect" principle extends beyond Autoliv to the entire supplier base. All of the Company's suppliers must accept the strict quality standards in the global Autoliv Supplier Manual, which defines the Company's quality requirements and focuses on preventing bad parts from being produced by its suppliers and helps eliminate defective intermediate products in the Company's assembly lines as early as possible. In addition, Autoliv's One Product One Process ("1P1P") initiative is its strategy for developing and managing standardization of both core products and customer-specific features, leading not only to improved quality, but also greater cost efficiency and more efficient supply chain management.

IATF 16949:2016 is one of the automotive industry's most widely used international standards for quality management. All Autoliv facilities that ship products to OEMs are regularly certified according to the International Automotive Task Force (IATF) standards.

Environmental and Safety Regulations

For information on how environmental and safety regulations impact the Company's business, see "Risk Factors – 'Our business may be adversely affected by laws or regulations, including environmental, occupational health and safety, and other governmental regulations', "Global climate change could negatively affect our business", "Our goals, targets, and ambitions related to sustainability and emissions reduction, and our public statements and disclosures regarding them, may, from time to time, result in additional considerations or expectations and expose us to risks" and "Our business may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market"" in Item 1A and "Risks and Risk Management" in Item 7 of this Annual Report.

Raw Materials

Direct material cost represents approximately 54% of the Company's net sales in 2025. The Company mainly purchases manufactured components and raw materials for its operations. The Company takes several actions to manage the raw material fluctuations, such as competitive sourcing and looking for alternative materials. The Company is also taking necessary actions to gradually implement raw materials with a lower carbon emission footprint.

For information on the sources and availability of raw materials, see "Operational Risks - Component costs" in Item 7 and "Risk Factors – Changes in the source, cost, availability of and regulations pertaining to raw materials and components may adversely affect our profit margins" in Item 1A of this Annual Report.

Intellectual Property

The Company has developed a considerable amount of proprietary technology related to automotive safety systems and relies on many patents to protect such technology. The Company's intellectual property plays an important role in maintaining its competitive position in a number of the markets the Company serves. For information on the Company's use of intellectual property and its importance to the Company, see "Risk Factors – If our patents are declared invalid or our technology infringes on the proprietary rights of others, our ability to compete may be impaired" in Item 1A of this Annual Report.

Backlog

The Company has frame contracts with automobile manufacturers and such contracts are typically entered into up to three years before the start of production of the relevant car model or platform and provide for a term covering the life of such car model or platform including service parts after a vehicle model is no longer produced. These contracts, however, do not typically provide minimum quantities, firm prices, or exclusivity but instead permit the automobile manufacturer to resource the relevant products at given intervals (or at any time) from other suppliers. We sometimes refer to this backlog as our order intake or order book. For more information about order intake see "Risk Factors – The cyclical nature of automotive sales and production can adversely affect our business, operating results, and financial condition. Our business is directly related to LVP in the global market and by our customers, and automotive sales and LVP are the most important drivers for our sales" in Item 1A of this Annual Report.

Dependence on Customers

In 2025, the Company's top five customers represented around 44% of its consolidated net sales and the Company's top ten customers represented around 70% of its consolidated net sales. This reflects the concentration of manufacturers in the automotive industry. In 2025 the Company's five largest customers accounted for around 40% of global LVP and the ten largest customers for around 56% of global LVP. A delivery contract is typically for the lifetime of a vehicle model, which is normally between five and seven years depending on customer platform sourcing preferences and strategies.

For information on the Company's dependence on customers, see "Risk Factors – Our business could be materially and adversely affected if we lost any of our largest customers, lose business from any of our largest customers, or if any of such customers are unable to pay their invoices" in Item 1A of this Annual Report, and "Dependence on Customers" under the section "Strategic Risks" in Item 7 of this Annual Report, and Note 21, Segment Information, to the Consolidated Financial Statements

Customer sales trends

Asian OEMs have steadily become increasingly important, mainly driven by growth with Japanese and Chinese OEMs. As a group Asian OEMs represented around 48% of the Company's consolidated net sales in 2025, of which Japanese OEMs accounted for almost two thirds. This is a result of the Company's stronger market position based on its local presence in Japan. As a group the Chinese OEMs accounted for around 8% of the Company's consolidated net sales in 2025, with Geely representing more than 2% of the Company's consolidated net sales. European based brands accounted for 30% of the Company's consolidated net sales in 2025. The U.S. based OEMs (including Chrysler and new EV manufactures) accounted for 20% of the Company's global sales in 2025. Globally, the Company's strongest growing customers from 2024 to 2025 were Stellantis, followed by Suzuki, Toyota and Chery .

Research, Development and Engineering , net (R,D&E)

During 2025, gross expenditures for R,D&E amounted to $616 million compared to $612 million in 2024. Of these amounts, $202 million in 2025 and $214 million in 2024 were related to customer-funded engineering projects and crash tests reimbursed by the customers. Net of this income, R,D&E expenditures in 2025 was $413 million compared to $398 million in 2024. Of the gross R,D&E expense in 2025, 79% was for projects and programs where the Company has customer orders, typically related to vehicle models in development. The remaining 21% was mainly for new innovations, products and standardizations that may yield benefits over time.

No single customer project accounted for more than 2% of Autoliv's total gross R,D&E spending during 2025. To support Autoliv's product portfolio, additional expertise is brought in-house via technology partnerships and licensing agreements.

Regulatory Costs

The fitting of seatbelts in most types of motor vehicles is mandatory in almost all countries and many countries have strict laws regarding the use of seatbelts while in vehicles. In addition, most developed countries require that seats in intercity buses and commercial vehicles be fitted with seatbelts. In the U.S., federal legislation requires frontal airbags on the driver-side and the passenger-side of all new passenger cars, sport utility vehicles, pickup trucks, and vans.

For information concerning the material effects on the Company's business relating to its compliance with government safety regulations, see "Risk Factors – 'Our business may be adversely affected by laws or regulations, including environmental, occupational health and safety, and other governmental regulations' and 'Our business may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market'" in Item 1A of this Annual Report and in Item 7 under the section "Risks and Risk Management" of this Annual Report.

Climate change

The Company is committed to operating its business in an environmentally sustainable manner, meaning developing and producing products in a resource efficient way while limiting the Company's environmental impact in the most material areas of greenhouse gas emissions, energy use, waste, and water. With particular emphasis on climate action, the Company actively engages with its customers, suppliers, and others to drive sustainable mobility.

In June 2021, the Company launched an updated climate strategy including new long-term climate ambitions:

- Carbon neutrality in own operations by 2030, and
- Net-zero emissions across our supply chain by 2040

These industry-leading climate ambitions are aligned with a 1.5°C trajectory and should position the Company as the supplier of choice for the most climate-focused customers, helping to ensure the Company's competitiveness now and in the future. In addition to these ambitions, the Company adopted Science Based Targets (SBTs) for 2030 covering its own operations as well as the supply chain. The targets were approved in January 2022 and are available at the SBTi website.

For more information about how climate change impacts the Company's business, see "Risk Factors – Global climate change could negatively affect our business" in Item 1A of this Annual Report.

Human Capital Management

The Company's drive for excellence is what makes Autoliv the world's leading supplier of automotive safety systems. From the earliest stages of product development to sales and design to the final delivery of the finished product, Autoliv's employees are driven by the Company's mission to Save More Lives.

The successful execution of the Company's strategies relies on its ability to shape a quality and performance-oriented culture, and to adapt quickly to sudden shifts in circumstances, such as supply chain disruptions and geopolitical instability. As the Company moves forward, its workforce including both employees and temporary personnel, strives to respond with agility to new opportunities for growth and improvement while delivering excellence to its customers. The Company builds a winning team by focusing on creating a work environment that attracts, retains, and engages its employees.

The table below shows the Company's total workforce as of December 31, 2025, and 2024.

	2025	2024
Total workforce	64,300	65,200
Whereof:		
Direct workforce in manufacturing	47,300	48,000
Indirect workforce	17,000	17,200
Temporary workforce	10%	9%

Of the Company's total workforce as of December 31, 2025, 29% (2024: 30%) is located in the Americas, 22% (2024: 19%) in Asia (excluding China), 14% (2024: 14%) in China, and 35% (2024: 37%) in Europe (including South Africa, Tunisia and Turkey).

Talent Attraction, Development, and Retention

The Company believes that attraction, development, and retention of talent is essential to its success. The Company offers an inclusive work environment where its employees are challenged and achieve great things together. The Company seeks individuals who hold varied experiences and viewpoints to create a workplace that allows each employee to do their best work and drive the Company's collective success. The Company's workforce reflects the diversity of the countries and cultures in which it operates.

Supporting the development of the employees is essential in a highly competitive and rapidly changing environment. An important cornerstone of each employee's growth is the ongoing dialogue between the team member and manager, which is summarized during an annual Performance and Development Dialogue (PDD). During the year, 100% of targeted employees conducted a PDD with their managers. To provide opportunities for professional and personal growth of the employees, the Company has a multitude of development channels, including technical and specialist career paths, international assignments, and other such programs.

The Company provides market-based competitive compensation through its salary, annual incentive, and long-term incentive programs and benefits packages that promote employee well-being across all aspects of their lives.

Health and Safety

The Company is committed to providing a zero-injury work environment that promotes the health, safety, and welfare of its employees. Autoliv's production facilities implement the Company's health and safety management system, which drives continuous improvement in health and safety, supported by the Company's leadership. Execution of the system is monitored through internal and external ISO 45001 occupational health and safety management system audits. At the end of 2025, 70% of the Company's production facilities were certified to the ISO 45001 standard.

Labor Relations

The Company offers fair terms and conditions of employment. The Company's overall purpose, Code of Conduct, talent development strategies, and employment policies support the principles in the United Nations Universal Declaration of Human Rights, and the International Labor Organization's Fundamental Principles and Labor Standards.

The Company considers its relationship with its employees to be good. While there have been a small number of minor labor disputes historically, such disputes have not had a significant or lasting impact on the Company's relationship with its employees, and customer perception of its employee practices or its business results. Around 60% of the Company's workforce outside the United States is covered by a collective bargaining agreement.

Major unions in Europe to which some of the Company's employees belong include: IG Metall in Germany; Unite the union in the United Kingdom; Confédération Générale des Travailleurs (CGT), Confédération Française Démocratique du Travail (CFDT), Confédération Française de l'Encadrement Confédération Générale des cadres (CFE-CGC), Force Ouvrière (FO), Confédération Française des Travailleurs Chrétiens (CFTC), Solidaires, Unitaires, Démocratiques (SUD) and Conféderation Autonome du Travail (CAT) in France; Union General de Trabajadores (UGT), Union Sindical Obrera (USO), Comisiones Obereras (CCOO) and Confederacion General de Trabajadores (CGT) in Spain; IF Metall, Unionen, Sveriges Ingenjörer and Ledarna in Sweden; Industriaal- ja Metallitöötajate Ametiühingute Liit (IMTAL) in Estonia; Vasas Szakszervezeti Szövetség (Hungarian Metallworkers' Federation) in Hungary; Samorzadny NiezalezĪny Zwiazek Zawodowy Pracownikow and Zakladowa Organizacja Związkowa NSZZ Solidarnosc in Poland; National Union of Metal Workers South Africa (NUMSA) in South Africa; Union Générale des Travailleurs Tunisiens (UGTT) and Union des travailleurs Tunisians (UTT) in Tunisia, and Türk Metal Sendikasi in Turkey.

In addition, the Company's employees in other regions are represented by the following unions: Unifor in Canada; Sindicato de Jornaleros y Obreros Industriales y de la Industria Maquiladora de H. Matamoros, Tamaulipas (CTM); Sindicato Nacional de Trabajadores de la Industria Metalúrgica y Similares, Federación Valle de Toluca; Sindicato Nacional "Nueva Cultura Laboral" de Trabajadores de la Fabricación, Manufactura, Ensamble de Autopartes Mecánicas Eléctricas y Componentes de la Industria Automotriz (CROC); Sindicato Nacional de Trabajadores de la Industria Arnesera, Eléctrica, Automotriz y Aeronáutica de la República Mexicana; Sindicato Industrial de Trabajadores de la Transformación Construcción Automotriz Agropecuaria Plásticos y de la Industria en General, del Comercio y Servicios Similares, Anexos y Conexos del Estado de Querétaro "Angel Castillo Reséndiz" and Sindicato Nacional de Trabajadores de la Industria de Autopartes en General y/o Similares, Conexos y sus Servicios de la República Mexicana (CTM) in Mexico; Sindicato dos Metalúrgicos de Taubaté e Região and Sindicato dos Trabalhadores nas Indústrias Metalúrgicas, Mecânicas e de Material Elétrico de Pernambuco in Brazil; Autoliv India Employees Association, Bangalore & Mysore in India; Quang Yen Union in Vietnam; Korean Metal Workers Union (FKTU) in South Korea; Autoliv Japan Roudou Kumiai in Japan, and All-China Federation of Trade Unions in China.

In many European countries, Canada, Mexico, Brazil and South Korea, wages, salaries and general working conditions are negotiated with local unions and/or are subject to centrally negotiated collective bargaining agreements. The terms of the Company's various agreements with unions typically range between one to three years. Some of the Company's subsidiaries in Europe, Canada, Mexico, Brazil and South Korea must negotiate with the applicable local unions with respect to important changes in operations, working and employment conditions. Twice a year, members of the Company's management conduct a meeting with the European Works Council (EWC) to provide employee representatives with important information about the Company and a forum for the exchange of ideas and opinions. In many Asia Pacific countries, the central or regional governments provide guidance each year for salary adjustments or statutory minimum wage for workers. The Company's employees may join associations in accordance with local legislation and rules, although the level of unionization varies significantly throughout its operations.

Available Information

The Company files or furnishes with the United States Securities and Exchange Commission (the "SEC") periodic reports and amendments thereto, which include annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and other information. Such reports, amendments, proxy statements, and other information are made available free of charge on the Company's corporate website at www.autoliv.com and are available as soon as reasonably practicable after they are electronically filed with the SEC. The Company's Corporate Governance Guidelines, committee charters, code of conduct, and other documents governing the Company are also available on its corporate website at www.autoliv.com. The SEC maintains an internet site that contains reports, proxy statements and other information at www.sec.gov. Hard copies of the above-mentioned documents can be obtained free of charge by contacting the Company at: Autoliv, Inc., P.O. Box 70381, SE-107 24, Stockholm, Sweden.

Item 1A. Risk Factors

Our business, operating results, cash flows, and financial condition may be impacted by a number of factors. A discussion of the risks associated with these material risk factors is included below.

RISKS RELATED TO OUR INDUSTRY

The cyclical nature of automotive sales and production can adversely affect our business, operating results, and financial condition. Our business is directly related to LVP in the global market and by our customers, and automotive sales and LVP are the most important drivers for our sales

Automotive sales and production are highly cyclical and can be affected by general or regional economic or industry conditions, the level of consumer demand, recalls and other safety issues, labor relations issues, technological changes, fuel prices and availability, vehicle safety regulations and other regulatory requirements, governmental initiatives, trade agreements, political volatility (especially in energy producing countries and growth markets), changes in interest rate levels and credit availability, and other factors. Some regions around the world may at various times be more particularly impacted by these factors than other regions. Economic declines that result in a significant reduction in automotive sales and production by our customers have in the past had, and may in the future have, a material adverse effect on our business, operating results, and financial condition. Our sales are also affected by the inventory levels of our customers, which we cannot predict. Customers may choose to increase or reduce inventory levels at any time, and new inventory levels may not align with historical trends. These fluctuations can add variability to customer call-offs, our production schedules, and order intake, potentially impacting our revenues and financial condition. Uncertainty regarding inventory levels may be further impacted by consumer financing programs initiated or terminated by our customers or governments, as such changes can influence the timing of sales. Changes in automotive sales and LVP and/or customers' inventory levels will have an impact on our financial targets, earnings guidance, and estimates. In addition, we base our growth projections in part on business awards, or order intake, made by our customers. However, actual production orders from our customers may not approximate the awarded business or our estimated order intake. Any significant reduction in automotive sales and/or LVP by our customers, whether due to general economic conditions or any other factors relevant to sales or LVP, could have a material adverse effect on our business, operating results, and financial condition.

Growth rates in safety CPV, which can be impacted by changes in consumer trends, political decisions, crash test ratings and safety regulations could affect our results in the future

We estimate that the average global content of passive safety systems per light vehicle in 2025 was close to $270. Vehicles produced in different markets may have various passive safety content values. For example, in high-income markets, light vehicles have an average passive safety content value of approximately $350 per vehicle, whereas in growth markets, such as China and India, the average passive safety content value is approximately $210 and $140 per vehicle, respectively. Due to the concentration of the majority of the growth in global LVP over time in growth markets, our operating results may be impacted if the passive safety CPV remains low and if the penetration of automotive safety systems does not increase in these regions. As passive safety CPV is also an indicator of our sales development, should these trends continue, the average value of passive safety systems per vehicle could decline.

We operate in a highly competitive market

The market for passive safety systems is highly competitive, and we face competition from a number of other companies that produce and sell similar products. Among other factors, our products compete on the basis of price, quality, manufacturing and distribution capability, design and performance, technological innovation, delivery, and service. Some of our competitors are subsidiaries (or divisions, units or similar) of larger companies with greater financial and other resources than us. Some of our competitors may also have "preferred status" as a result of special relationships or ownership interests with certain customers. Our ability to compete successfully depends, in large part, on our success in continuing to innovate and manufacture products that have commercial success with our customer and end-consumers, differentiating our products from those of our competitors, continuing to deliver quality products in the time frames required by our customers, and maintaining best-cost production. We continue to invest in technology and innovation, which we believe are critical to our long-term growth. Our ability to maintain and improve existing products, while successfully developing and introducing distinctive new and enhanced products that anticipate changing customer and consumer preferences and capitalize upon emerging technologies will be a significant factor in our ability to remain competitive. We may not be able to effectively implement new technology-driven products and services or be successful in marketing such products and services. In addition, our implementation of certain new technologies, such as those related to artificial intelligence, automation and algorithms, may have unintended consequences due to any limitations or failure to use them effectively. If we are unsuccessful or are less successful than our competitors in predicting the course of market development, developing innovative products, processes, and/or use of materials or adapting to new technologies or evolving regulatory, industry or customer requirements, we may be placed at a competitive disadvantage. Given the competitive nature of our business, the number of awards we are awarded relative to our peers may decrease over time and our past order intake is not an indicator of future levels or order intake. Additionally, OEMs rigorously evaluate our products and performance against competitors on the basis of quality, reliability, cost-effectiveness, and the overall competitive landscape. If any OEM customer determines that using a competitor's product would yield better financial results or would help maintain supply chain resilience, it may result in loss in business and could affect our ability to be competitive and may decrease our current market share. The inability to compete successfully could have a material adverse effect on our business, operating results, and financial condition.

The discontinuation, lack of commercial success, or loss of business with respect to a particular vehicle model for which we are a significant supplier could reduce our sales and harm our business

A number of our customer contracts generally require us to supply a customer's annual requirements for a particular vehicle model and assembly facilities, rather than to manufacture a specific quantity of products. Such contracts range from one year to the life of the model, which is generally four to seven years. These contracts are often subject to renegotiation, sometimes as frequently as annually, which may affect product pricing, and generally may be terminated by our customers at any time. Therefore, the discontinuation of, the loss of business with respect to, or a lack of commercial success of a particular vehicle model or brand for which we are a significant supplier could reduce our sales and harm our business, operating results, cash flows, and financial condition.

We continue to expand our product offerings beyond light passenger vehicles to include other mobility safety solutions. If we are not successful in expanding our product offerings, or if it takes longer or costs more than expected, it could harm our business

We continue to expand our product offerings to focus on mobility safety solutions. Because mobility safety product offerings are still in the development stages, it is difficult for us to anticipate the level of sales they may generate. The expansion of our product offering will require us to invest time and resources to develop innovative products, such as wearables and two-wheeler passive safety products, that keep pace with continuing changes in industry standards and to reach new customers who have rapidly changing preferences. Our product offerings might not receive customer acceptance if customer preferences shift to other products, and our future success depends in part on our ability to anticipate and respond to these changes. If we are not successful in expanding our product offerings or if it takes longer or costs more than expected, it could negatively impact our operating results, financial condition, competitive position, and future business prospects.

RISKS RELATED TO OUR BUSINESS

We may incur material losses and costs as a result of product liability, warranty, and recall claims that may be brought against us or our customers

We face risks related to product liability claims, warranty claims, and recalls if any of our products are, or are alleged to be defective, fail to perform as expected, or result, or are alleged to result, in bodily injury and/or property damage. We may not be able to anticipate all potential performance or reliability issues that could arise after our products are released to the market. Additionally, increasing regulations and reporting requirements regarding potentially defective products, particularly in the U.S., may increase the possibility that we become involved in additional product liability or recall investigations or claims. See "–Risks Related to Government Regulations and Taxes–Our business may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market".

Although we currently carry product liability and product recall insurance in excess of our self-insured amounts, there can be no assurance that such insurance will provide adequate coverage against potential claims, that such insurance will be available or continue to be available in the appropriate markets, or that we will be able to obtain such insurance on acceptable terms in the future. The cost of this insurance has risen in recent years and our self-insured amounts have increased as well. Although we have invested and will continue to invest in our engineering, design, and quality infrastructure, we cannot give any assurance that our products will be free suffer from defects or other deficiencies or that we will not experience material warranty claims or product recalls. In the future, we could incur material warranty or product liability losses and significant costs to process and defend these claims. A successful claim brought against us in excess of available insurance coverage, if any, or a requirement to participate in any product recall, could have a material adverse effect on our operating results, cash flows, and financial condition.

Future recalls could result in costs not covered by insurance in excess of our self-insurance amounts, additional government inquiries, litigation, reputational harm, and diversion of management's attention. The main variables affecting recall costs include: the number of vehicles ultimately determined to be affected, the cost per vehicle associated with the recall, the determination of proportionate responsibility among the customer, us, and any relevant sub-suppliers, and actual insurance recoveries. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers, and the performance and remedial requirements vary between jurisdictions. Due to recall activity in the automotive industry over the past decade, some vehicle manufacturers have become increasingly sensitive to recall risks. Government regulators have also become more focused on potential recall risks and recall rates, as demonstrated by the U.S. National Highway Traffic Safety Administration's ("NHTSA") investigation of the ARC inflators. If NHTSA proceeds with any recalls of ARC inflators, such a recall could have a material impact on our business, operating results, and financial condition. As suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product liability claims. Product recalls in our industry, even when they do not involve our products, can harm the reputations of our customers, competitors, and us, particularly if those recalls cause consumers to question the safety or reliability of products similar to ours. In addition, with global platforms and procedures, vehicle manufacturers are increasingly evaluating our quality performance on a global basis; any one or more quality, warranty or other recall issue(s) (including issues affecting few units and/or having a small financial impact) may cause a vehicle manufacturer to implement measures that may have a severe impact on our operations, such as a global, temporary or prolonged suspension of new orders. In addition, as our products more frequently use global designs and are based on or utilize the same or similar parts, components or solutions, there is a risk that the number of vehicles affected globally by a failure or defect will increase significantly with a corresponding increase in our costs. A warranty, recall or product liability claim brought against us in excess of available insurance may have a material adverse effect on our business. Vehicle manufacturers are also increasingly requiring their suppliers to guarantee or warrant their products and bear repair and replacement costs of such products under new vehicle warranties. A vehicle manufacturer may attempt to hold us responsible for some or the entire repair or replacement costs of defective products under new vehicle warranties when the product supplied did not perform as represented. Accordingly, future warranty claims by our customers may be material. However, the final amounts determined to be due could differ materially from our recorded warranty estimates, and our business, operating results, cash flows, and financial condition may be materially impacted as a result. In addition, as we adopt new technologies, we face an inherent risk of exposure to the claims of others that we have allegedly violated their intellectual property rights. We cannot assure you that we will not experience any material warranty, product liability or intellectual property claim losses in the future, or that we will not incur significant costs to defend against such claims. See "–Risks Related to Intellectual Property–If our patents are declared invalid or our technology infringes on the proprietary rights of others, our ability to compete may be impaired".

Escalating pricing pressures from our customers may adversely affect our business

The automotive industry continues to experience aggressive pricing pressure from customers. This trend is partly attributable to the major automobile manufacturers' strong purchasing power. As with other automotive component manufacturers, we are often expected to quote fixed prices or are forced to accept prices with annual price reduction commitments for long-term sales arrangements or discounted reimbursements for engineering work. Price reductions have impacted our sales and profit margins and are expected to continue to do so in the future. While we in the past received inflation related pricing concessions from most of our customers, there is no guarantee that this will occur in the future. Our future profitability will depend upon, among other things, our ability to continuously reduce our cost per unit and maintain our cost structure, enabling us to remain cost-competitive. Our profitability is also influenced by our success in designing and marketing technological improvements in automotive safety systems, which helps us offset price reductions by our customers. If we are unable to offset continued price reductions through improved operating efficiencies and reduced expenditures, these price reductions may have a material adverse effect on our business, operating results, cash flows, and financial condition.

We could experience disruption in our supply or delivery chain, which could cause one or more of our customers to halt or delay production

We, as with other component manufactures in the automotive industry, ship our products to customer vehicle assembly facilities throughout the world on a "just-in-time" basis for our customers to maintain low inventory levels. Our suppliers (external suppliers as well as our own production sites) use a similar method in providing raw materials to us. However, this "just-in-time" method makes the logistics supply chain in our industry very complex and vulnerable to disruption. Disruptions in our supply chain may result for many reasons, including closures of one of our own or one of our suppliers' facilities or critical manufacturing lines due to strikes or other labor disputes, mechanical failures, electrical outages, fires, explosions, critical pollution levels, critical health and safety and other working conditions issues (including epidemics and pandemics), natural disasters, war, geopolitical and economic instability, political upheaval, as well as logistical complications due to labor disruptions, weather or natural disasters, acts of terrorism or violence, mechanical failures, cybersecurity events, and legislation or regulation regarding the transport of hazardous goods. Inflation and pricing pressures have also negatively impacted companies in our supply chain. Additionally, we may experience disruptions if there are newly imposed trade restrictions or delays in customs processing, including if we are unable to obtain government authorization to export or import certain materials, including materials that may be viewed as dangerous such as the propellant used for our inflators. See "–Risks Related to Internal Operations–Tariffs, sanctions, and geopolitical conflicts may disrupt our multi-tier automotive supply chain, constrain access to critical components, and adversely affect our production capabilities and financial performance." As we continue to expand in growth markets, the risk of such disruptions is heightened. The unavailability of even a single small subcomponent necessary to manufacture one of our products, for whatever reason, could force us to cease production of that product, possibly for a prolonged period. Similarly, a potential quality issue could force us to halt deliveries while we validate the products. Even when products are ready to be shipped, or have been shipped, delays may arise before they reach our customer. Also, similar difficulties for other suppliers may force our customers to halt production, which may in turn impact our sales shipments to such customers. When we fail to deliver timely, we may have to absorb our own costs for identifying and resolving the ultimate problem as well as expeditiously producing and shipping replacement components or products. Generally, we must also carry the costs associated with "catching up," such as overtime and premium freight. If we are the cause of a customer being forced to halt production, the customer may seek to recoup all of its losses and expenses from us. These losses and expenses could be very significant and may include consequential losses such as lost profits. Where a customer halts production because of another supplier failing to deliver on time, we may not be fully compensated, if at all. Thus, any such supply chain disruptions could severely impact our operations and/or those of our customers and force us to halt production for prolonged periods of time which could expose us to material claims for compensation and have a material adverse effect on our business, operating results, and financial condition.

Adverse developments affecting our suppliers could harm our profitability

Any significant disruption in our supplier relationships, particularly relationships with single-source suppliers, could harm our profitability. Furthermore, some of our suppliers may not be able to sufficiently manage the currency commodity cost volatility and/or sharply changing volumes while still performing as we expect. For example, recalls or field actions from our customers can stress the capacity of our supply chain and may inhibit our ability to timely deliver order volumes. We may incur costs as we try to make contingency plans to manage the risks for delivery delays, production delays, production issues or delivery of non-conforming products by our suppliers.

Changes in the source, cost, availability of and regulations pertaining to raw materials and components may adversely affect our profit margins

Our business uses a broad range of raw materials and components in the manufacture of our products, nearly all of which are generally available from a number of qualified suppliers. Our industry may be affected from time to time by limited supplies or price fluctuations of certain key components and materials. Strong worldwide demand for certain raw materials has had a significant impact on prices and short-term availability in recent years. Such price increases have materially increased, and could continue to materially increase, our operating costs and materially and adversely affect our profit margins, as direct material costs amounted to approximately 54% of our net sales in 2025, of which approximately half represents raw material costs. Commercial negotiations with our customers and suppliers may not always offset all of the adverse impact of higher raw material, energy, labor, logistics, and commodity costs, including those resulting from tariffs and trade restrictions (including retaliatory tariffs). These negotiations may also not be successful in the future. Even where we are able to pass price increases on to our customers, there may be (i) a delay before we can do so, requiring us to absorb the cost increase in the interim, and (ii) a negative impact on our relationships with such customers and suppliers, which may limit our ability to secure future awards from customers and or obtain acceptable supplies from suppliers. In addition, no assurance can be given that the magnitude or duration of current or future cost increases will not have a larger adverse impact on our profitability or consolidated financial position than currently anticipated. Furthermore, if raw material costs decrease, the price for our products may also decrease, as such prices are often indexed to the raw material costs. Additionally, various government regulators require companies that manufacture products containing certain minerals and their derivatives that are known as "conflict minerals", originating from the Democratic Republic of Congo or adjoining countries to perform due diligence and report the source of such materials. There are significant resources associated with complying with these requirements, including diligence efforts to determine the sources of conflict minerals used in our products and potential changes to our processes or supplies as a consequence of such diligence efforts. As there may be only a limited number of suppliers able to offer certified "conflict free" conflict minerals, there can be no assurance that we will be able to obtain necessary conflict free minerals from such suppliers in sufficient quantities or at competitive prices. We may face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all minerals used in our products through the procedures we may implement. Furthermore, our customers are increasingly requiring us to track sustainable sources of certain raw materials, which also requires additional diligence efforts and there can be no assurance that we will be able to obtain these materials in a cost-efficient and sustainable manner. Accordingly, these rules and customer requirements may adversely affect our business, operating results, cash flows, and financial condition.

Our business could be materially and adversely affected if we lose any of our largest customers, lose business from any of our largest customers, or if any such customers are unable to pay their invoices

We are dependent on a few large customers with strong purchasing power. This is the result of customer consolidation in the last few decades. In 2025, our top five customers represented around 44% of our consolidated sales, and our largest customer contract accounted for around 2% of our consolidated sales. Although business with any given customer is typically split into several contracts (either on the basis of one contract per vehicle model or on a broader platform basis), the loss of business from any of our major customers (whether by lower overall demand for vehicles, cancellation of existing contracts or the failure to award us new business) could have a material adverse effect on our business, operating results, and financial condition. Additionally, supply chain disruptions experienced by our customers could result in, among others, decreased demand and production or aggressive renegotiation of supplier contracts, all of which could have a material adverse effect on our business, operating results, and financial condition. Similarly, further consolidation of our customers in the future could make us more reliant upon a smaller group of customers for a significant portion of our consolidated sales and negatively impact our bargaining power when contracting with such customers. Customers may put us on a "new business hold," which would limit our ability to quote or be awarded all or part of their future vehicle contracts if quality or other issues arise in the vehicles for which we were a supplier. This could have a significant negative impact on our order intake. Such new business holds range in length and scope and are generally accompanied by a certain set of remedial conditions that must be met before we are eligible to bid for new business. Meeting any such conditions within the prescribed timeframe may require additional Company resources. A failure to satisfy any such conditions may have a material adverse impact on our operating results and financial condition in the long term. There is a risk that one or more of our major customers may be unable to pay our invoices as they become due or that a customer will simply refuse to make such payments given its financial difficulties. If a major customer enters into bankruptcy proceedings or similar proceedings whereby contractual commitments are subject to stay of execution and the possibility of legal or other modification, or if a major customer otherwise successfully procures protection against us legally enforcing its obligations, it is likely, absent special relief such as having a "preferred status", that we will be forced to record a substantial loss. Additional information concerning our major customers is included in Note 21, Segment Information, to the Consolidated Financial Statements in this Annual Report.

Our inability to effectively manage the timing, quality, and costs of new program launches could adversely affect our business, operating results, cash flows, and financial condition

To compete effectively in the automotive supply industry, we must be able to launch new products that meet our customers' timing, performance, and quality standards. At times, we face an uneven number of launches, and some launches, for various reasons, may have shortened launch lead times. We cannot provide assurance that we will be able to install and certify the equipment needed to produce products for new programs in time for the start of production, or that transitioning our manufacturing facilities and resources to full production for such new programs will not impact production rates or other operational efficiency measures at our facilities. In addition, we cannot provide assurance that our customers will execute on schedule the launch of their new product programs, for which we might supply products. As a Tier 1 supplier, we must effectively coordinate the activities of numerous suppliers in order to launch programs successfully. Given the complexity of new program launches, particularly those involving new and innovative technologies, we may experience difficulties managing product quality, timeliness and associated costs. In addition, new program launches require a significant ramp-up of costs; however, sales related to these programs generally depend on the timing and success of new vehicle introductions by our customers. Our inability to effectively manage the timing, quality and costs of these new program launches could adversely affect our business, operating results, cash flows, and financial condition.

Changes in our product mix may impact our operating results and financial condition

We sell products that have varying profit margins. Our financial performance can be impacted depending on the mix of products we sell during a given period. Our earnings guidance, estimates, and financial targets assume a certain product sales mix as well as a geographic sales mix as many of the growth markets have a lower CPV. If actual results vary significantly from this projected product and geographic mix of sales, our operating results and financial condition could be negatively impacted.

We are involved from time to time in legal proceedings and our business may suffer as a result of adverse outcomes of current or future legal proceedings

We are, from time to time, involved in litigation, regulatory proceedings, and commercial or contractual disputes that may be significant. These matters may include, without limitation, disputes with our suppliers and customers, intellectual property claims, shareholder litigation, government investigations, class action lawsuits, personal injury claims, product liability claims, environmental issues, antitrust, customs and VAT disputes, employment, and tax issues. In such matters, government agencies or private parties may seek to recover from us very large, indeterminate amounts in penalties or monetary damages (including, in some cases, treble or punitive damages) or seek to limit our operations in some way. The possibility exists that claims may be asserted against us and their magnitude may remain unknown for long periods of time. For example, we are currently in the early stages of a dispute with the Mexican tax authorities in relation to various issues dealing with certain manufacturing activities that occur in Mexico. An adverse result in this or other similar disputes could have a materially negative impact on our operating results and financial condition. These types of lawsuits could require a significant amount of management's time and attention and a substantial legal liability or adverse regulatory outcome and the substantial expenses to defend the litigation or regulatory proceedings may have a material adverse effect on our customer relationships, business prospects, reputation, operating results, cash flows, and financial condition. No assurances can be given that such proceedings and claims will not have a material adverse impact on our profitability and consolidated financial position or that our established reserves or our available insurance will mitigate such impact.

We are and may be in the future subject to civil antitrust litigation that could negatively impact our business

We have previously been the subject of an investigation by the European Commission ("EC") regarding possible anti-competitive behavior among certain suppliers to the automotive vehicle industry that was resolved in 2019. We are subject to a civil antitrust lawsuit in Germany filed by a customer with respect to allegations over a decade ago and may be subject to such civil antitrust lawsuits in the future in countries that permit such civil claims, including lawsuits or other actions by our customers. These types of lawsuits require significant management time and attention and could result in significant expenses. Any unfavorable outcomes of such lawsuits could have a material adverse impact on our customer relationships, business prospects, reputation, operating results, cash flows, and financial condition, and our insurance may not mitigate such impact. See Note 19, Contingent Liabilities, to the Consolidated Financial Statements in this Annual Report.

Work stoppages, slow-downs or other labor issues at our customers' facilities or at our facilities could adversely affect our business, operating results, and financial condition

Because the automotive industry relies heavily on "just-in-time" delivery of components during the assembly and manufacture of vehicles, a work stoppage or slow-down at one or more of our facilities could have a material adverse effect on our business. Similarly, if any of our customers were to experience a work stoppage or slow-down, that customer may halt or limit the purchase of our products. Similarly, a work stoppage or slow-down at another supplier could interrupt production at one of our customers' facilities which would have the same effect. Furthermore, geopolitical instability or conflicts could displace workers or trigger the migration of workers, causing labor shortages in critical areas, which could further disrupt operations. Labor shortages could also increase wages as multiple companies and facilities compete for a shrinking pool of workers. While labor contract negotiations at our facilities historically have rarely resulted in work stoppages, no assurances can be given that we will be able to negotiate acceptable contracts with these unions or that our failure to do so will not result in work stoppages. A work stoppage or other labor disruption at one or more of our facilities or our customers' facilities could cause us to shut down production facilities supplying these products, which could have a material adverse effect on our business, operating results, and financial condition.

Our ability to operate our company effectively could be impaired if we fail to attract and retain executive officers and other key personnel

Our ability to operate our business and implement our strategies effectively depends, in part, on the efforts of our executive officers and other key employees. Our future success will depend on, among other factors, our ability to attract, develop, and retain other qualified personnel, particularly engineers and other employees with software and technical expertise. The loss of the services of any of our executive officers or other key employees or the failure to attract, develop, or retain other qualified personnel could have a material adverse effect on our business, operating results, and financial condition.

Restructuring, efficiency, and strategic initiatives and capacity alignments are complex and difficult and at any time additional restructuring steps may be necessary, possibly on short notice and at significant cost

Our restructuring, efficiency, strategic initiatives and capacity alignments include efforts to adjust our manufacturing capacity, direct and indirect labor workforce, and cost structure to meet current and projected operational and market requirements. These efforts include plant closures, transferring sourcing to best-cost countries, consolidating our supplier base, and standardizing products to reduce overhead costs and consolidate our operational centers. The successful implementation of our restructuring activities and capacity alignments involves sourcing, logistics, technology, and employment arrangements. Because these restructuring, efficiency, and strategic initiatives and capacity alignments can be complex, difficulties or delays in implementation may occur, or the initiatives and capacity alignments may not be immediately effective, resulting in an adverse material impact on our performance. In addition, there is a risk that inflation, high turnover rates, and increased competition may reduce the efficiencies currently available in best-cost countries to levels that no longer allow for cost-beneficial restructuring opportunities. Therefore, there can be no assurances that any future restructurings or capacity alignments will be completed as planned or will achieve the desired results. See Note 13, Restructuring, to the Consolidated Financial Statements in this Annual Report.

A prolonged recession and/or a downturn in our industry could result in us having insufficient funds to continue our operations and external financing may not be available to us or available only on materially different terms than what has historically been available

Our ability to generate cash from our operations is highly dependent on automotive sales and LVP, the global economy, and the economies of our important markets. If LVP were to remain on low levels for an extended period of time, we would experience a significantly negative cash flow. Similarly, if cash losses resulting from customer defaults were to rise sharply, we would experience negative cash flow. Such negative cash flow could result in our having insufficient funds to continue our operations unless we can procure external financing, which may not be possible. Our access to debt, securitization, or derivative markets around the world at competitive rates or in sufficient amounts could be affected by credit rating downgrades, market volatility, market disruption, regulatory requirements, or other factors. Our ability to obtain unsecured funding at a reasonable cost is dependent on our credit ratings or our perceived creditworthiness. Our current credit rating could be lowered as a result of us experiencing significant negative cash flows, increasing our indebtedness and leverage, or a dire financial outlook, which may affect our ability to procure financing. We may also for the same, or other reasons, find it difficult to secure new long-term credit facilities, at reasonable terms, when our principal credit facility expires in 2029. Further, even our existing unutilized credit facilities may not be available to us as agreed, or only at additional cost, if participating banks are unable to raise the necessary funds, where, for instance, financial markets are not functioning as expected or one or more banks in our principal credit facility syndicate were to default. As a result, we cannot assure you that we will continue to have sufficient liquidity to meet our operating needs. In the event that we do not have sufficient external financing, we may be required to seek additional capital, sell assets, reduce or cut back our operating activities or otherwise alter our business strategy. Information concerning our credit facilities and other financings is included in Item 7 in this Annual Report in the section headed "Treasury Activities" and in Note 15, Debt and Credit Agreements, to the Consolidated Financial Statements in this Annual Report.

Our indebtedness may harm our financial condition and operating results

As of December 31, 2025, we have outstanding debt of $2.2 billion. We may incur additional debt for a variety of reasons. Although our significant credit facilities and debt agreements do not have any financial covenants, our level of indebtedness will have several important effects on our future operations, including, without limitation: a portion of our cash flows from operations will be dedicated to the payment of any interest or could be used for amortization required with respect to outstanding indebtedness; increases in our outstanding indebtedness and leverage will increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure; depending on the levels of our outstanding debt, our ability to obtain additional financing for working capital, acquisitions, capital expenditures, general corporate and other purposes may be limited; and potential future tightening of the availability of capital both from financial institutions and the debt markets may have an adverse effect on our ability to access additional capital.

Governmental restrictions may impact our business adversely

Some of our customers are (or may be) owned by a governmental entity, receive various forms of governmental aid or support, or are subject to governmental influence in other forms, which may impact us as a supplier to these customers. As a result, they may be required to partner with local entities or procure components from local suppliers to achieve a specific local content or be subject to other restrictions regarding localized content or ownership. The nature and form of any such restrictions or protections, whatever their basis, is very difficult to predict as is their potential impact. However, they are likely to be based on political rather than economical or operational considerations and may materially impact our business.

Impairment charges relating to our assets, goodwill and other intangible assets could adversely affect our financial performance

We periodically review the carrying value of our assets, goodwill and other intangible assets for impairment indicators. If one or more of our customers' facilities cease production or decrease their production volumes, the assets we carry related to our facilities serving such customers may decrease in value because we may no longer be able to utilize or realize them as intended. Where such decreases are significant, such impairments may have a material adverse impact on our financial results. We monitor the various factors that impact the valuation of our goodwill and other intangible assets, including expected future cash flow levels, global economic conditions, market price for our stock, and trends with our customers. Impairment of goodwill and other identifiable intangible assets may result from, among other things, deterioration in our performance and especially the cash flow performance of these goodwill assets, adverse market conditions and adverse changes in applicable laws or regulations. If there are changes in these circumstances or the other variables associated with the estimates, judgments and assumptions relating to the valuation of goodwill, when assessing the valuation of our goodwill items, we may determine that it is appropriate to write down a portion of our goodwill or intangible assets and record related non-cash impairment charges. In the event that we determine that we are required to write-down a portion of our goodwill items and other intangible assets and thereby record related non-cash impairment charges, our operating results and financial condition would be adversely affected.

We face risks related to our defined benefit pension plans and employee benefit plans, including the need for additional funding as well as higher costs and liabilities

Our defined benefit pension plans and employee benefit plans may require additional funding or give rise to higher related costs and liabilities which, in some circumstances, could reach material amounts and negatively affect our operating results. We are required to make certain year-end assumptions regarding our pension plans. Our pension obligations are dependent on several factors, including factors outside our control such as changes in interest rates, the market performance of the diversified investments underlying the pension plans, actuarial data and adjustments and an increase in the minimum funding requirements or other regulatory changes governing the plans. Adverse equity market conditions and volatility in the credit market may have an unfavorable impact on the value of our pension assets and our future estimated pension liabilities. Internal factors such as an adjustment to the level of benefits provided under the plans may also lead to an increase in our pension liability. If these or other internal and external risks were to occur, alone or in combination, our required contributions to the plans and the costs and net liabilities associated with the plans could increase substantially and have a material effect on our business. Information concerning our benefit plans is included in Note 20, Retirement Plans, of the Consolidated Financial Statements in this Annual Report.

We may not be able to, or we may decide not to, pay dividends or repurchase shares at a level anticipated by our shareholders, which could reduce shareholder returns

The extent to which we pay dividends on our common stock and repurchase our common stock in the future is at the discretion of our Board of Directors and depends upon a number of factors, including our earnings, financial condition, cash and capital needs, indebtedness and leverage, and general economic or business conditions. No assurance can be given that we will be able to or will choose to pay any dividends or repurchase any shares in the foreseeable future.

Cybersecurity incidents or other damage to our technology infrastructure could disrupt business operations, result in the loss of critical and confidential information, and adversely impact our reputation and operating results

We rely extensively on information technology ("IT") networks and systems, and those of our third-party service providers, and our global data centers and services provided over the internet to process, transmit and store electronic information, and to manage or support a variety of business processes or activities across our facilities worldwide. The secure operation of our IT networks and systems, and those of our third-party service providers, and the proper processing and maintenance of this information are critical to our business operations. We have been, and likely will continue to be, subject to cyber-attacks. Although we seek to deploy comprehensive security measures to prevent, detect, address and mitigate these threats, there has been an increased level of activity, and an associated level of sophistication, in cyber-attacks against large multinational companies. Threat actors, including nation state attackers, could also use artificial intelligence for malicious purposes, increasing the frequency, velocity, and complexity of their attacks. The ever-evolving threats mean we and our third-party service providers and vendors must continually evaluate and adapt our respective systems and processes and overall security environment, as well as those of any companies we acquire. There is no guarantee that these measures will be fully implemented, complied with, or effective in safeguarding against all data security incidents, system compromises or misuses of data. Our security measures may be compromised due to human or technological error, employee malfeasance, system malfunctions or attacks from uncoordinated individuals or from organized threat actors groups using sophisticated and targeted measures known as advanced persistent threats, directed at us, our products, our customers, our third-party service providers, and/or other entities with whom we do business. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Disruptions and attacks on our IT systems or the systems of third parties storing our data, or employee malfeasance or human or technological error, could result in the unauthorized access, misappropriation, loss, destruction or corruption of our critical data and confidential or proprietary information, personal information of our employees, our customers' confidential information, and/or the improper use of our systems and networks, production downtimes and both internal and external supply shortages, which could have a material adverse effect on our operating results. Such disruptions or attacks may also result in the theft of intellectual property or other misappropriation of assets, or otherwise compromise our confidential or proprietary information and materially disrupt our operations. The potential consequences of a material cybersecurity incident include reputational damage, damaged customer relationships, loss of revenue, lower order intake in the future, theft of intellectual property, litigation with third parties, diminution in the value of our investment in research, development and engineering, diversion of the attention of management away from the operation of our business and increased cybersecurity protection and remediation costs, legal claims and liability, regulatory scrutiny, sanctions, fines or penalties (which may not be covered by our insurance policies), negative publicity, release of sensitive and/or confidential information, or increases in operating expenses, which in turn could adversely affect our competitiveness and operating results. To the extent that any disruption or security incident results in an unauthorized access, misappropriation, loss, destruction or corruption of our customer's information, it could affect our relationships with our customers, create significant expense for us to investigate and remediate any damage, lead to claims against us and ultimately harm our business, strategy, result of operations, or financial condition. In addition, we may be required to incur significant costs to protect against damage caused by these disruptions or security incidents in the future. In the event that our systems, or those of our third-party service providers, are compromised or attacked, we may also suffer an outage, failure, or unavailability of data or information technology systems, and interruptions to our business operations while such incident or attack is being remedied; this may impact data or systems operated by us or by our third-party service providers. In addition, as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could result in additional costs. Furthermore, our technology systems and those of our third-party service providers are vulnerable to damage or interruption from natural disasters, power loss and telecommunication failures. We continuously seek to maintain a robust program of information security and controls, however, any future significant compromise of our data security, whether external or internal, or misuse of customer, associate, supplier or Company data, could result in significant costs, lost sales, fines, lawsuits, and damage to our reputation.

Increasing reliance on artificial intelligence technologies exposes us to operational, cybersecurity, and intellectual property risks

We increasingly utilize artificial intelligence ("AI") and machine‑learning technologies across various aspects of our manufacturing operations, including quality assurance, predictive maintenance, production automation, and supply‑chain planning. While these technologies are intended to improve efficiency and reduce costs, their deployment introduces significant risks that could adversely affect our business, operating results, and financial condition. AI systems depend on the availability of accurate, comprehensive, and properly structured data. If the data underlying these systems is incomplete, inconsistent, or of poor quality, AI outputs may be unreliable, resulting in inaccurate demand forecasts, flawed inventory or production decisions, or erroneous quality‑control assessments. Such outcomes could disrupt manufacturing, increase costs, and reduce our ability to fulfill customer requirements. Our integration of AI with interconnected operational technology also increases our vulnerability to cybersecurity threats. AI‑enabled systems and Internet‑of‑Things ("IoT") devices expand the potential attack surface for threat actors, and certain legacy equipment used in our facilities may not have been designed with modern cybersecurity protections. A successful cyberattack on an AI-enabled system could compromise sensitive data, disrupt production processes, damage equipment, or lead to extended downtime. In addition, the use of AI tools may require processing confidential and proprietary manufacturing data. If such data is improperly handled, stored, or transmitted—especially through AI platforms that connect to external networks—there is a heightened risk of inadvertent disclosure or theft of intellectual property, including proprietary production methods, equipment configurations, and process data. Such exposure could erode our competitive advantages. If we fail to implement effective AI governance, risk‑management protocols, cybersecurity controls, or compliance processes, we may be unable to mitigate these risks adequately. Further, the legal and regulatory environment relating to AI is uncertain and rapidly evolving, both in the U.S. and internationally, and includes regulatory schemes targeted specifically at AI as well as provisions in intellectual property, privacy, consumer protection, employment, and other laws applicable to the use of AI. These evolving laws and regulations could require changes in our implementation of AI technology and increase compliance costs and the risk of non-compliance. Any of the foregoing risks, individually or in the aggregate, could materially and adversely affect our operations, reputation, competitive position, and financial performance.

Third parties that maintain certain of our confidential and proprietary information could experience a cybersecurity incident

We rely on third parties to provide or maintain some of our IT systems, data centers and related services and do not exercise direct control over these systems. Despite the implementation of security measures at third party locations, these IT systems, data centers and cloud services are also vulnerable to security incidents or other disruptions. Additionally, we and certain of our third-party service providers collect and store personal information in connection with human resources operations and other aspects of our business. While we obtain assurances that any third parties to whom we provide data will protect this information and, where we deem appropriate, monitor the protections they employ, there remains a risk that the confidentiality and security of data held by us or by third parties may be compromised, exposing us to liability.

Global climate change could negatively affect our business

Public awareness and concern regarding global climate change may result in more regional and/or national requirements to reduce or mitigate the effects of greenhouse gas emissions. In addition, our shareholders and customers may, to varying levels, expect us to reduce our greenhouse gas emissions. Current and any future regulations aimed at mitigating climate change may negatively impact the prices of raw materials and energy, which could impact demand for our products and adversely affect our operating results and financial condition. The costs to comply with new or amended laws and violations of these laws, which may result in substantial fines and penalties, remediation costs, third party damages, or a suspension or cessation of our operations, may be significant. The manifestations of climate change, such as extreme weather conditions or more frequent extreme weather events, including wildfires, flooding, water stress and extreme heat, could also disrupt our operations, damage our facilities, disrupt our supply chain, including our customers or suppliers, impact the availability and cost of materials needed for manufacturing or increase insurance and other operating costs. As a result, severe weather or a natural disaster that results in a prolonged disruption to our operations, or the operations of our customers or suppliers, could have a material adverse effect on our business, operating results, cash flows and financial condition.

Our goals, targets, and ambitions related to sustainability and emissions reduction, and our public statements and disclosures regarding them, may, from time to time, result in additional considerations or expectations and expose us to risks

We have developed, and will continue to develop and set, goals, targets, ambitions and other objectives related to sustainability matters, including our net-zero emission targets both for ourselves and our supply chain. Some of these are based on our internal scenario analysis, which may not prove to be accurate and carries inherent uncertainties. Statements related to these goals, targets, ambitions and objectives reflect our current plans and do not constitute a guarantee that they will be achieved. Our efforts to research, establish, accomplish, and accurately report on these goals, targets, and objectives expose us to operational, reputational, financial, legal, and other risks. Additionally, there can be no assurance that we will be able to secure pricing from our customers that reflects any increased costs of developing and manufacturing sustainable products. If we are unable to recover these costs, our business, operating results, cash flows, and financial condition may be adversely affected.

Greenhouse gas emissions, particular emissions that come from individuals and entities up and down the value chain (otherwise known as Scope 3 emissions), are very difficult to estimate and our estimates may be materially different than actual emissions. The manner in which we estimate and disclose Scope 3 emissions may differ from other companies and may be different than future regulatory requirements, and currently, we do not include downstream Scope 3 emissions in our targets and ambitions. If future governmental regulations require us to modify the basis of our Scope 3 emissions disclosure, our historically disclosed Scope 3 emissions may change materially. Our ability to achieve any stated goal, target, ambition or objective, including with respect to emissions reduction, is subject to numerous factors and conditions, some of which are outside of our control.

Our business may face increased interest from investors and other stakeholders related to our sustainability initiatives, including the goals, targets, and objectives that we announce, and our methodologies and timelines for pursuing them. Failure or perceived failure to pursue or fulfill such initiatives could adversely affect our business or reputation, as well as expose us to government enforcement actions and private litigation.

RISKS RELATED TO INTERNATIONAL OPERATIONS

Our business is exposed to risks inherent in international operations

We currently conduct operations in various countries and jurisdictions, including locating certain of our manufacturing and distribution facilities internationally, which subjects us to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions. Some of these countries are considered growth markets and emerging markets. International sales and operations, especially in growth markets, subject us to certain risks inherent in doing business abroad, including: exposure to local economic conditions; unexpected changes in laws, regulations, trade, or monetary or fiscal policy, including interest rates, foreign currency exchange rates, and changes in inflation rates; foreign tax consequences; inability to collect, or delays in collecting, value-added taxes and/or other receivables associated with remittances and other payments by subsidiaries; exposure to local political turmoil and challenging labor conditions; changes in general economic and political conditions in countries where we operate, particularly in emerging markets; expropriation and nationalization; enforcing legal agreements or collecting receivables through foreign legal systems; wage inflation; currency controls, including lack of liquidity in foreign currency due to governmental restrictions, trade protection policies and currency controls, which may create difficulty in repatriating profits or making other remittances; compliance with the requirements of an increasing body of applicable anti-bribery laws; reduced intellectual property protection in various markets; investment restrictions or requirements; the imposition of tariffs and duties, and the burden of complying with a wide variety of international and U.S. export control and economic sanctions laws. We are subject to taxation in the U.S. and numerous foreign jurisdictions. The Organization for Economic Co-operation and Development ("OECD") continues its base erosion and profit shifting ("BEPS") project begun in 2015 with new proposals for a global minimum tax, further development of a coordinated set of rules for taxation and the allocation of taxing rights between jurisdictions. These proposals, if adopted by countries in which we operate, could result in changes to tax policies, including transfer pricing policies, which could ultimately impact our tax liabilities.

Changes in tax laws or policies by the U.S. or foreign jurisdictions could result in a higher effective tax rate on our worldwide earnings, and any such change could have a material adverse effect on our business , operating results, cash flows, and financial condition.

Our international operations also depend upon trade relations between the countries where we manufacture and sell products and those countries in which our customers and suppliers have operations. The current U.S. presidential administration has created uncertainty about the relationships between the U.S. and certain of its trading partners, including with respect to the trade policies and agreements, treaties, government regulations, and the tariffs that apply to trade between the U.S. and other nations. For example, in 2025 the U.S. administration imposed tariffs affecting imports to the U.S. from nearly every country by executive action adopted and modified without predictable timelines, creating increased operational and financial exposure for companies dependent on cross-border trade. Other countries, including China, responded with retaliatory tariffs or, like the European Union, announced it is considering retaliatory tariffs. Changes in national policy, other governmental action related to tariffs or international trade agreements, changes in social, political regulatory, and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories and countries where we currently manufacture and sell products, as well as any resulting negative sentiments towards us as a result of such changes could depress economic activity, restrict our access to suppliers or customers, and have a material adverse effect on our business, operating results, cash flows, and financial condition.

Increasing our manufacturing footprint in the growth markets and our business relationships with automotive manufacturers in these markets are particularly important elements of our strategy. As a result, our exposure to the risks described above may be greater in the future, and our exposure to risks associated with developing countries, such as the risk of political upheaval and reliability of local infrastructure, may increase. It could also impact importing certain foreign-produced vehicles into the U.S. Changes in national policy or continued uncertainty could depress economic activity and restrict our access to suppliers or customers and have a material adverse effect on our business, operating results, cash flows, and financial condition. Additionally, trade restrictions or material increases in tariffs could impact our targets, earnings guidance, and estimates. The ultimate impact of any tariffs, including any related responses, are uncertain and will depend on various factors, including the timing of implementation, and the amount, scope, and nature of the tariffs. Any or all of these actions could adversely affect our business, financial condition and cash flows.

Tariffs, sanctions, and geopolitical conflicts may disrupt our multi‑tier automotive supply chain, constrain access to critical components, and adversely affect our production capabilities and financial performance

Our operations rely on a geographically distributed, multi‑tier supply chain structure that makes us acutely sensitive to shifts in global trade policy, export‑control regimes, and geopolitical conflict. Recent U.S. trade actions affecting imports from major automotive manufacturing hubs—including broad, rapidly shifting tariff frameworks and sector‑specific levies—have increased global cost volatility and introduced uncertainty regarding long‑term sourcing strategies. Wide‑ranging tariff escalation across key trade partners has reshaped global trade flows and imposed substantial cost burdens on manufacturers dependent on cross‑border supply chains. Such measures can directly affect our ability to procure components and precision‑machined parts at competitive prices. These increased input costs may not be fully recoverable through pricing, particularly under fixed‑price or lifetime‑pricing automotive supply agreements. Semiconductor and sensor sourcing relies heavily on global electronics supply chains, which are increasingly affected by export controls, entity‑list restrictions, and sanctions targeting technology supply routes. Expanding U.S. and international restrictions on transfers of semiconductors and related technologies—such as licensing requirements for chip exports to certain entities—have already produced material disruptions and revenue impacts within the broader electronics ecosystem. If our Tier‑1 or Tier‑2 suppliers lose access to critical silicon or manufacturing equipment due to export controls or sanctions, we may face prolonged allocation constraints, extended lead times, or forced redesigns. Military conflicts routinely create systemic disruptions across global automotive supply chains. They may block critical choke points, destabilize upstream manufacturing regions, or restrict access to raw materials such as aluminum, nickel, palladium, and specialized production sourced from conflict‑affected areas. A significant proportion of global enterprises have experienced conflict‑driven disruptions, with impacts concentrated in logistics paralysis, supplier instability, and escalating compliance obligations. State‑based armed conflict is also identified as one of the most immediate global risks to supply chain continuity, threatening transportation corridors, energy markets, and manufacturing hubs essential to the automotive sector. Many of these geopolitical and regulatory shocks originate deep within Tier‑2, Tier‑3, or Tier‑N suppliers of rare‑earth magnets and critical minerals. Because sub‑tier suppliers are often located in high‑risk regions or depend on fragile logistics networks, disruptions—whether due to conflict, export controls, sanctions, or other regulatory actions—may propagate upstream before detection. A substantial portion of global supply chain disruptions originate at these deeper tiers, underscoring the structural risk inherent in automotive supply networks with limited transparency below Tier‑1. Any combination of tariff escalation, sanctions, or military conflict may: reduce availability of critical electronic and mechanical components; necessitate redesigns of products due to unavailable semiconductors or restricted materials; increase logistics costs through rerouted shipments or loss of air/sea corridors; force production slowdowns or stoppages at our facilities or those of our OEM customers; require emergency multi‑sourcing, localized manufacturing transitions, or new supplier qualifications that extend program timing. Because automotive supply contracts typically impose strict delivery, quality, and cost‑reduction obligations, disruptions of this nature could materially affect our business, operating results, cash flows, and financial condition. We may also incur higher safety‑stock requirements, expedited freight costs, or capital expenditures to re‑engineer systems or tool new suppliers. As geopolitical conditions evolve, we cannot ensure that our mitigation strategies—including dual sourcing, buffer inventories, and supplier diversification—will fully offset the operational and financial impacts of these events.

Significant changes in the United States Mexico Canada Agreement ("USMCA") could adversely affect our financial performance

The U.S., Mexico and Canada entered into the USMCA, a successor to the North American Free Trade Agreement, effective as of July 1, 2020. The USMCA changed the automotive rules of origin that dictate what percentage of an automobile must be built from parts that originated from countries in the USMCA territory. The rules require that at least 75% of parts be made in North America and that 40-45% of an automobile must be made by workers earning at least $16 an hour. Reflective of the automotive industry, our vehicle parts manufacturing facilities in the U.S., Mexico and Canada are highly dependent on duty-free trade amongst the U.S., Mexico, and Canada. The criticality of USMCA eligibility of products involved in such trade has increased significantly as a result of the exemption such eligibility currently affords from additional tariffs imposed against Canada and Mexico by executive orders in 2025. The USMCA is undergoing a joint review in 2026. If the USMCA is terminated, or otherwise substantially amended, it could have a material adverse impact on our financial performance. The imposition of customs duties on imports into the U.S., Mexico, or Canada could negatively impact our financial performance.

Our foreign operations may subject us to risks relating to laws governing international relations

Due to our global operations, we are subject to many laws governing international relations (including, but not limited to, the Foreign Corrupt Practices Act, and other anti-bribery regulations in foreign jurisdictions where we do business), which prohibit improper payments to government officials and restrict where and how we can do business, what information or products we can supply to certain countries and what information we can provide to governmental authorities. We also export components and products that are subject to certain U.S. trade regulations, including the U.S. Export Administration Regulations and various economic sanctions programs administered by the U.S. Department of the Treasury's Office of Foreign Assets Control. Although we have procedures and policies in place that should mitigate the risk of violating these laws, there is no guarantee that they will be sufficiently effective. If and when we acquire new businesses, we may not be able to ensure that the pre-existing controls and procedures meant to prevent violations of these laws were effective, and violations may occur if we are unable to timely implement corrective and effective controls and procedures when integrating newly acquired businesses. Any allegations of noncompliance with these laws could harm our reputation, divert management attention and result in significant expenses, and could therefore materially harm our business, operating results, and financial condition.

Our business in Asia is subject to aggressive competition and is sensitive to economic, market, and political conditions

We operate in the automotive supply market throughout Asia including the highly competitive markets in China, South Korea, and India. In each of these markets we face competition from both international and smaller domestic manufacturers. Due to the significance of the Asian markets for our profit and growth, we are exposed to risks in China, South Korea, and India. We anticipate that additional competitors, both international and domestic, may seek to enter the Chinese, South Korean, and/or Indian markets resulting in increased competition. Increased competition may result in lower sales volumes, price reductions, reduced margins and our inability to gain or hold market share. There have been periods of increased market volatility and moderation in the levels of economic growth in China, which resulted in periods of lower automotive production growth rates in China than those previously experienced. Our business in Asia is sensitive to economic and market conditions that drive automotive sales volumes in China, South Korea, and India and may be impacted if there are reductions in vehicle demand in those markets. If we are unable to maintain our position in the Asian markets, the pace of growth slows, or vehicle sales in these markets decrease, our business, operating results, and financial condition could be materially adversely affected.

Global integration may result in additional risks

Because of our efforts to manage costs by integrating our operations globally, we face the additional risk that, should any of the other risks discussed herein materialize, the negative effects could be more pronounced. For example, while supply delays of a component have typically only affected a few customer vehicle models, such a delay could now affect several vehicle models of several customers in several geographic areas. Similarly, any recall or warranty issue we face due to a product defect or failure is now more likely to involve a larger number of units in several geographic areas.

Our business faces exchange rate risks

As a result of our global presence, a significant portion of our revenues and expenses are denominated in currencies other than the U.S. dollar. We are therefore subject to foreign currency risks and foreign exchange exposure. Such risks and exposures include: transaction exposure, which arises because the cost of a product originates in one currency and the product is sold in another currency; revaluation effects, which arise from valuation of assets denominated in other currencies than the reporting currency of each unit; translation exposure in the income statement, which arises when the income statements of non-U.S. subsidiaries are translated into U.S. dollars; translation exposure in the balance sheet, which arises when the balance sheets of non-U.S. subsidiaries are translated into U.S. dollars; and changes in the reported U.S. dollar amounts of cash flows. We cannot predict exchange rate volatility or the extent of its impact on our future financial results. We typically denominate foreign transactions in foreign currencies to achieve a natural hedge. However, a natural hedge cannot be achieved for all our currency flows; therefore, a net transaction exposure remains within the group. The net exposure can be significant and creates a transaction exposure risk for us. We do not hedge translation exposure. However, we do engage in foreign exchange rate hedging from time to time related to foreign currency transactions. For additional information, see Part II, Item 7A. Quantitative and Qualitative Disclosures about Market Risk - Currency risks.

RISKS RELATED TO ACQUISITIONS

We face risks in connection with acquisitions, joint ventures, partnerships, and other strategic transactions

Our growth has been enhanced through strategic transactions, including acquisitions of businesses, products and technologies, partnerships, strategic alliances, and joint development agreements that we believe will complement our business. We regularly evaluate acquisition opportunities, frequently engage in acquisition discussions, conduct due diligence activities in connection with possible acquisitions, and, where appropriate, engage in acquisition negotiations. We may not be able to successfully identify suitable acquisition and joint venture candidates or complete transactions on acceptable terms, integrate acquired operations into our existing operations or expand into new markets. Our failure to identify suitable strategic transactions may restrict our ability to grow our business. These strategic transactions also involve numerous additional risks to us and our investors, including: risks related to retaining acquired management and employees; difficulties in integrating acquired technologies, products, operations, services and personnel with our existing businesses; diversion of our management's attention from other business concerns; assumption of contingent liabilities; potential adverse financial impacts, including from the amortization of expenses related to intangible assets and from potential impairment of goodwill; incurrence of indebtedness; and potential damage to existing customer relationships or lack of customer acceptance or inability to attract new customers as a result of these transactions. In the future, we may pursue acquisitions of businesses or products that are complementary to our business but for which we have historically had little or no direct experience. These transactions can involve significant challenges and risks as well as significant time and resources that may divert management's attention from other business activities. If we fail to adequately manage these risks, the acquisitions and other strategic transactions may not result in revenue growth, operational synergies or service or technology enhancements, which could adversely affect our financial condition.

RISKS RELATED TO INTELLECTUAL PROPERTY

If our patents are declared invalid or our technology infringes on the proprietary rights of others, our ability to compete may be impaired

We have developed a considerable amount of proprietary technology related to automotive safety systems and rely on a number of patents to protect such technology. Our intellectual property plays an important role in maintaining our competitive position in a number of the markets we serve. At present, we hold more than 6,600 patents and patent applications covering a large number of innovations and product ideas, mainly in the fields of seatbelt and airbag technologies. In addition to our in-house research and development efforts, we seek to acquire rights to new intellectual property through corporate acquisitions, asset acquisitions, licensing and joint venture arrangements. Our patents and licenses expire on various dates during the period from 2026 to 2045. We do not expect the expiration of any single patent or license to have a material adverse effect on our business, operating results and financial condition. Developments or assertions by or against us relating to intellectual property rights could negatively impact our business. We primarily protect our innovations with patents and vigorously protect and defend our patents, trademarks and know-how against infringement and unauthorized use. If we are not able to protect our intellectual property and our proprietary rights and technology, we could lose those rights and incur substantial costs policing and defending those rights. We also generate license revenue from these patents, which we may lose if we do not adequately protect our intellectual property and proprietary rights. Our means of protecting our intellectual property, proprietary rights and technology may not be adequate, and our competitors may independently develop technologies that are similar or superior to our proprietary technologies, duplicate our technologies, or design around the patents we own or license. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the U.S. and we may encounter significant problems in protecting and defending our intellectual property rights in certain foreign jurisdictions. This could make it difficult for us to stop the infringement of our patents or misappropriation of our other intellectual property rights. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate.

We may not be able to protect our proprietary technology and intellectual property rights, which could result in the loss of our rights or increased costs

Although we believe that our products and technology do not infringe the proprietary rights of others, third parties may assert infringement claims against us in the future. Additionally, we license proprietary technology, from third parties, which is covered by patents, and we cannot be certain that any such patents will not be challenged, invalidated, or circumvented. Such licenses may also be non-exclusive, meaning our competition may also be able to access such technology. Further, we expect to continue to expand our products and services and expand into new businesses, including through developing new products, acquisitions, joint ventures and joint development agreements, which could increase our exposure to patent and other intellectual property claims from competitors and other parties. If claims alleging patent, copyright or trademark infringement are brought against us and are successfully prosecuted against us, they could result in substantial costs. If a successful claim is made against us and we fail to develop non-infringing technology, our business, operating results and financial condition could be materially adversely affected. In addition, certain of our products utilize components that are developed by third parties and licensed to us. If claims alleging patent, copyright or trademark infringement are brought against such licensors and successfully prosecuted, they could result in substantial costs, and we may not be able to replace the functions provided by these licensors. Alternate sources for the technology currently licensed to us may not be available in a timely manner, may not provide the same functions as currently provided or may be more expensive than products currently used. We may develop proprietary information through our in-house research and development efforts, consulting arrangements or research collaborations with other entities or organizations. We may seek to protect this proprietary information by entering into confidentiality agreements or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, scientific advisors and other third parties. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information.

We may not be able to respond quickly enough to changes in technology and technological risks and to develop our intellectual property into commercially viable products

Changes in legislative, regulatory, or industry requirements or in competitive technologies may render certain of our products obsolete or less attractive to our customers. We currently license certain proprietary technology to third parties and, if such technology becomes obsolete or less attractive, those licensees could terminate our license agreements, which could adversely affect our operating results. Our ability to anticipate changes in technology and regulatory standards and to successfully develop and introduce new and enhanced products on a timely basis will be a significant factor in our ability to remain competitive. We cannot provide assurance that we will be able to achieve the technological advances that may be necessary for us to remain competitive or that certain of our products will not become obsolete. We are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development and failure of products to operate properly. As part of our business strategy, we may from time to time seek to acquire businesses or assets that provide us with additional intellectual property. We may experience problems integrating acquired technologies into our existing technologies and products, and such acquired intellectual property may be subject to known or contingent liabilities such as infringement claims.

Some of our products and technologies may use "open source" software, which may restrict how we use or distribute our products or require that we release the source code of certain products subject to those licenses

Some of our products and technologies may incorporate software licensed under so-called "open source" licenses. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. Additionally, open source licenses typically require that source code subject to the license be made available to the public and that any modifications or derivative works to open source software continue to be licensed under open source licenses. These open source licenses typically mandate that proprietary software, when combined in specific ways with open source software, become subject to the open source license. If we combine our proprietary software in such ways with open source software, we could be required to release the source code of our proprietary software. We take steps to ensure that our proprietary software is not combined with, and does not incorporate, open source software in ways that would require our proprietary software to be subject to an open source license. However, few courts have interpreted open source licenses; therefore, the way these licenses may be interpreted and enforced is subject to some uncertainty.

RISKS RELATED TO GOVERNMENT REGULATIONS AND TAXES

Our business may be adversely affected by laws or regulations, including environmental, occupational health and safety, and other governmental regulations

We are subject to various federal, state, local and foreign laws and regulations, including those related to environmental, occupational health and safety, financial, and other requirements. We cannot predict the substance or impact of pending or future legislation or regulations, or the application thereof. The introduction of new laws or regulations, changes in existing laws or regulations, or changes in their interpretations, could increase the costs of doing business for us, our customers, or our suppliers, or restrict our actions and adversely affect our business, operating results, cash flows, and financial condition. Our operations are subject to environmental and safety laws and regulations governing, among other things, emissions to air, discharges to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. Operating automotive parts manufacturing facilities entails risks in these areas, and we cannot assure that we will not incur material costs or liabilities as a result. Additionally, environmental laws, regulations, and permits and the enforcement thereof change frequently and have tended to become increasingly stringent over time, which may necessitate substantial capital expenditures or operating costs or require changes of production processes. Although we have no known pending material environmental issues, there is no assurance that we will not be adversely impacted by environmental costs, liabilities, or claims in the future, whether under existing laws and regulations or those adopted or imposed in the future. Our costs, liabilities, and obligations relating to environmental matters may have a material adverse effect on our business, operating results, cash flows, and financial condition. Our facilities in the U.S. are subject to regulation by the Occupational Safety and Health Administration ("OSHA"), which oversees the protection of worker health and safety. In addition, the OSHA hazard communication standard requires us to maintain information about hazardous materials used or produced in our operations and to provide this information to employees, state and local governmental authorities and residents. We are also subject to occupational safety regulations in other countries. Our failure to comply with government occupational safety regulations, including OSHA requirements, or general industry standards relating to employee health and safety, recordkeeping, or monitoring occupational exposure to regulated substances could expose us to liability, enforcement actions, fines and penalties, and could have a material adverse effect on our business, operating results, cash flows, and financial condition. Although we employ safety procedures in the design and operation of our facilities, there is a risk that an accident or injury to one of our employees could occur in one of our facilities. Any accident or injury to our employees could result in litigation, manufacturing delays and harm to our reputation, which could negatively affect our business, operating results, and financial condition.

Our business may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market

Government vehicle safety regulations are a key driver in our business. Historically, these regulations have imposed increasingly stringent safety requirements for vehicles. Such regulations have a positive impact on driver awareness and acceptance of automotive safety products and technology. More stringent safety regulations often require vehicles to include more safety CPV and more advanced safety products, which has been a driver of growth in our business. However, these regulations are subject to change based on a number of factors outside our control, including new scientific or medical data, adverse publicity regarding the industry recalls and safety risks associated with airbags or seatbelts (for example, risks to children and small adults), domestic and foreign political developments or considerations, and litigation relating to our products and our competitors' products. Changes in government regulations in response to these and other factors could have a severe impact on our business. Although we believe that safety will continue to be a regulatory priority over time, if government priorities shift and we are unable to adapt to changing regulations, our business may suffer material adverse effects. Our regulatory obligations could increase as federal and local regulators impose more stringent compliance and reporting requirements in response to product recalls and safety issues in our industry. We are subject to existing stringent requirements under the National Traffic and Motor Vehicle Safety Act of 1966 (the "Vehicle Safety Act"), including a duty to report safety defects with our products, subject to strict timing requirements. The Vehicle Safety Act imposes potentially significant civil penalties for violations, including the failure to comply with such reporting obligations. We are also subject to the existing U.S. Transportation Recall Enhancement, Accountability and Documentation ("TREAD") Act, which requires equipment manufacturers, such as Autoliv, to comply with "Early Warning" reporting requirements by providing NHTSA with certain information, including information related to defects or reports of injury related to our products. The TREAD Act imposes criminal liability for violations if a defect subsequently causes death or bodily injury. In addition, the Vehicle Safety Act authorizes NHTSA to require a manufacturer to recall and repair vehicles that contain safety defects or fail to comply with U.S. federal motor vehicle safety standards. Sales into foreign countries may be subject to similar regulations. Due to the record recall of airbag inflators of one of our competitors, NHTSA has become more active in requesting information from suppliers and vehicle manufactures regarding potential product defects.

Negative or unexpected tax developments could adversely affect our effective tax rate, operating results and financial condition

Changes in, or changes in the application of, U.S. or foreign tax laws, regulations or accounting principles with respect to matters such as tax base, tax rates, transfer pricing, dividends and restrictions on certain forms of tax relief or limitations on favorable tax treatment could affect the calculation of our income taxes and other tax liabilities, our effective tax rate, and the carrying value of our deferred tax assets. Our annual tax rate is based on our income and the tax laws in the jurisdictions in which we operate. Because of our global operations we face uncertainties and judgments in the application of complex tax regulations in a multitude of jurisdictions. Significant judgment and estimation are required in determining our effective tax rate and in evaluating our tax positions, in many cases where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable, the final determination of our tax liability may be different from what is reflected in our historical income tax provisions and accruals. We are regularly examined by tax authorities around the world and in a number of jurisdictions, we are currently under examination, which inherently creates uncertainty. Although we periodically assess the likelihood of adverse outcomes, negative or unexpected results from one or more of such reviews and audits, including any related interest or penalties imposed by governmental authorities, could increase our effective tax rate and adversely impact our operating results, cash flows, and financial condition. For example, we are currently in the early stages of a dispute with the Mexican tax authorities in relation to various issues dealing with certain manufacturing activities that occur in Mexico. An adverse result in this or other similar disputes could have a materially negative impact on our financial results. The effective tax rates used for interim reporting are based on our projected full-year geographic earnings mix and take into account projected tax costs on intercompany dividends from lower tier subsidiaries. Changes in currency exchange rates, earnings mix among taxing jurisdictions, or the ability of our subsidiaries to pay dividends could impact our reported effective tax rates, or cause fluctuations in the tax rate from quarter to quarter. Certain anti-trust judgments or settlements may not be tax deductible, which could have a material negative impact to our annual tax rate. A number of other factors may also increase our effective tax rate, which could have an adverse impact on our profitability and operating results. Due to our numerous foreign operations, our tax rate may be impacted by our global mix of earnings if our pre-tax income is lower than anticipated in countries with lower statutory tax rates and/or is higher than anticipated in countries with higher statutory tax rates. Based on U.S. GAAP, we do not record current or deferred tax liabilities on permanent investments in our foreign subsidiaries. See Note 5, Income Taxes, to the Consolidated Financial Statements in this Annual Report.

We may not be able to fully realize our deferred tax assets

We currently carry deferred tax assets, net of valuation allowances, resulting from deductible temporary differences and tax loss carry-forwards, both of which will reduce taxable income in the future. However, deferred tax assets may only be realized against taxable income. The amount of our deferred tax assets could be reduced, from time to time, due to adverse changes in our operations or in estimates of future taxable income from operations during the carry-forward period as a result of a deterioration in market conditions or other circumstances. Any such reduction would adversely affect our income in the period of the adjustment. Additional information on our deferred tax assets is included in Note 5, Income Taxes, to the Consolidated Financial Statements in this Annual Report.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Autoliv maintains a cybersecurity program designed to identify, assess, manage, mitigate, and respond to cybersecurity threats as an integrated part of the Company's overall operations. The objective is to provide protection against cybersecurity threats to our employees, operations, data, and products.

Cybersecurity risk management and strategy

Cybersecurity risk management for the Company is undertaken both through dedicated cybersecurity risk management processes and within the Company's overall Enterprise Risk Management program, which is overseen by the Audit, Risk, and Compliance Committee of the Company's Board of Directors.

Autoliv has established an Enterprise Risk Management framework aligned to the ISO 31000:2019 to ensure that the context, principles, and processes for risk management are embedded and integrated with the operations of the company. Risks across the Autoliv risk universe, including cybersecurity, are assessed with bottom-up risk assessments and subsequently are aggregated and reported to the Audit, Risk, and Compliance Committee of the Company's Board of Directors.

Autoliv utilizes the National Institute of Standards and Technology ("NIST") Cybersecurity Framework in combination with other corresponding and partially mandated frameworks to guide cybersecurity risk management. This approach includes the identification, assessment, response, and management of risks arising from cybersecurity threats that may result in material adverse effects on the confidentiality, integrity, and availability of our business, data and information systems. The Company contracts with third parties to assess Autoliv's cybersecurity program relative to its peers, utilizing the NIST framework as a baseline. Furthermore, Autoliv is pursuing, under TISAX (Trusted Information Security Assessment Exchange), an assessment and exchange mechanism for information security in the automotive industry, as well as compliance with road vehicle cybersecurity requirements as applicable to the supply chain under ISO 21434.

Frequent testing/auditing activities, bottom-up cybersecurity risk assessments, vulnerability scanning, monitoring of external threat intelligence and supplier risk sources, and 24/7 incident monitoring are executed by the cybersecurity function to inform our understanding of the cybersecurity risk landscape, including solutions from third-party service providers, and what areas of enhancement to prioritize. Further input is gained from regular maturity assessments executed by third parties as well as TISAX assessments executed by external audit bodies.

Autoliv combines expertise from our internal cybersecurity function with additional specialist capacities from external consultants and partners as may be needed from time to time. Separately, because we understand the risks associated with engaging third party vendors, such as service providers, consultants and partners, in our cybersecurity risk management processes, we conduct security assessments pre-engagement and monitor their work to mitigate any identified risks.

Autoliv has not experienced any cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company. Despite our efforts, there can be no assurance that our cybersecurity risk management processes and measures described will be fully implemented, complied with or effective in protecting our systems and information. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect our business strategy, result of operations or financial condition. For a full discussion of these cybersecurity risks, please see our Risk Factors in Item 1A.

Board and management governance

Management's Role

The Chief Information Security Officer (CISO) is responsible for overseeing the Company's cybersecurity practices. Our CISO joined Autoliv in 2015. He has 30 years of information technology experience, including seven years as CISO. The CISO reports directly to the CFO but, in line with the corporate governance model, the CISO's activities are formally governed through a management board, the "Digitalization and IT Management Board" ("DITM Board") comprised of the Chief Information Officer (CIO) and certain members of Autoliv's Executive Management Team ("EMT") representing engineering, supply chain management, operations and manufacturing, quality and project management, finance, information technology, and divisional teams. The DITM Board meets at least quarterly with cybersecurity as a standing agenda item.

In addition to the standing DITM Board meetings, the CISO, when needs arise, meets with the full EMT typically at least semi-annually to report on, or discuss, specific cybersecurity-related topics.

The Cybersecurity function in Autoliv reports to the CISO. The cybersecurity function includes team members in all of the Company's divisions including technical security architects and incident response team members. The core team is supported by the broader organization with security coordinators in each plant and tech center and additional functional security experts as deemed relevant, such as in supply chain management and engineering. The function has the responsibility to operate day-to-day activities (e.g., testing, incident monitoring and response, vulnerability scanning and awareness training) as well as to drive prioritized improvements (as identified through the risk management processes), together with other relevant Autoliv functions and stakeholders. The security operations center ("SOC"), part of the Cybersecurity function, monitors Autoliv for cyber incidents 24/7. A documented incident response process and numerous documented playbooks provide the SOC guidance on how to respond for each type of incident, including categorization and principles for escalation. Incidents are escalated in the organization according to defined criteria to engage a level of authority that is deemed appropriate, such as the Corporate Crisis Management Team if necessary.

Board of Directors Oversight

Our Board, in coordination with the Audit Risk and Compliance Committee (the "ARCC"), oversees the Company's Enterprise Risk Management process, including the management of risks arising from cybersecurity threats. Our Board has delegated the primary responsibility to oversee cybersecurity matters to the ARCC. Both the Board and the ARCC periodically review the measures we have implemented to identify and mitigate cybersecurity risks.

The ARCC receives information from the CISO and other members of management on at least a quarterly basis which is supplemented by a more extensive briefing from the CISO and management on at least a semi-annual basis on cybersecurity matters, including updates on cybersecurity training programs and the results of external assessments, as applicable. The CISO provides at least an annual briefing to the Board of Directors on these same topics.

The routine reporting to the ARCC and the Board includes as appropriate the highlights from the full spectrum of work done within the Company's cybersecurity program. The briefings by the CISO to the ARCC and Board also include the review of certifications and cybersecurity maturity assessments by management and third parties.

Item 2. Properties

Autoliv's principal executive offices are located at Klarabergsviadukten 70, Section D5, SE-111 64, Stockholm, Sweden. Autoliv's various businesses operate in a number of production facilities and offices. Autoliv believes that its properties are adequately maintained and suitable for their intended use and that the Company's production facilities have adequate capacity for the Company's current and foreseeable needs. All of Autoliv's production facilities and offices are owned or leased by operating (either subsidiary or joint venture) companies.

AUTOLIV MANUFACTURING FACILITIES

Country/Company	Location of Facility	Items produced at Facility	Owned/Leased
Brazil			
Autoliv do Brasil Ltda.	Taubaté	Seatbelts, airbags and steering wheels	Owned
	Nova Goiana	Seatbelts and steering wheels	Leased
Canada			
Autoliv Canada, Inc.	Tilbury	Airbag cushions	Owned
VOA Canada, Inc.	Collingwood	Seatbelt webbing	Owned
China			
Autoliv (Baoding) Vehicle Safety Systems Co., Ltd	Baoding	Airbags and steering wheels	Leased
Autoliv (Changchun) Vehicle Safety Systems Co., Ltd.	Changchun	Airbags and seatbelts	Owned
Autoliv (China) Steering Wheel Co., Ltd.	Fengxian/Shanghai	Steering wheels	Owned
Autoliv (Guangzhou) Vehicle Safety Systems Co., Ltd.	Guangzhou	Airbags and seatbelts	Owned
Autoliv (Nanjing) Vehicle Safety Systems Co., Ltd.	Nanjing	Seatbelts	Owned
Autoliv Shenda (Nanjing) Automotive Components Co., Ltd.	Nanjing	Seatbelt webbing	Owned
Autoliv (Shanghai) Vehicle Safety Systems Co., Ltd.	Shanghai	Airbags	Owned
Autoliv Shenda (Tai Cang) Automotive Safety Systems Co., Ltd.	Shanghai	Seatbelt webbing	Owned
Autoliv (Jiangsu) Automotive Safety Components Co., Ltd.	Jintan	Propellant, Airbag initiators and Airbag inflators	Owned
Autoliv (Hefei) Vehicle Safety Systems Co., Ltd.	Hefei	Steering wheels	Leased
Autoliv (China) Automotive Safety Systems Co., Ltd.	Nantong	Airbag cushions	Owned
Mei-An Autoliv Co., Ltd.	Taipei	Seatbelts and airbags	Leased
Estonia			
AS Norma	Tallinn	Seatbelts and belt components	Owned
France			
Autoliv France SNC	Gournay-en-Bray	Airbags	Owned
Livbag SAS	Pont-de-Buis	Airbag inflators	Owned
N.C.S. Pyrotechnie et Technologies SAS	Survilliers	Airbag initiators and seatbelt micro gas generators	Owned
Hungary			
Autoliv Kft.	Sopronkövesd	Seatbelts	Owned
India			
Autoliv India Private Ltd.	Bangalore	Seatbelts, airbags	Owned
	Mysore	Seatbelt webbing and Airbag Cushions	Owned
	Badli	Airbags and steering wheels	Leased
Autoliv Inflators India Private Limited	Pune	Airbag and Airbag cushions	Leased
	Chennai	Airbag inflators	Owned
Indonesia			
P.T. Autoliv Indonesia	Jakarta	Seatbelts, airbags and steering wheels	Owned
Japan			
Autoliv Japan Ltd.	Chubu	Airbags and steering wheels	Owned
	Hiroshima	Airbags	Owned
	Tsukuba	Airbags, seatbelts and steering wheels	Owned

Malaysia			
Autoliv-Hirotako Sdn Bhd	Kuala Lumpur	Seatbelts, airbags and steering wheels	Owned
Mexico			
Autoliv Mexico East S.A. de C.V.	Matamoros	Steering wheels	Owned
Autoliv Mexico S.A. de C.V.	Lerma	Seatbelts	Owned
Autoliv Safety Technology de Mexico S.A. de C.V.	Tijuana	Seatbelts	Leased
Autoliv Steering Wheels Mexico S. de R.L. de C.V.	Querétaro	Airbag cushions	Leased
Autoliv Steering Wheels Mexico S. de R.L. de C.V.	Querétaro	Airbags	Leased
Autoliv Mexico S.A. de C.V.	Aguascalientes	Steering wheels	Owned
Philippines			
Autoliv Cebu Safety Manufacturing, Inc.	Cebu	Steering wheels	Owned
Poland			
Autoliv Poland Sp. zo.o.	Olawa	Airbag cushions	Owned
	Jelcz-Laskowice	Airbags	Owned
Romania			
Autoliv Romania S.R.L.	Brasov	Seatbelts, seatbelt webbing, seatbelt components, airbag inflators, steering wheels	Owned
	Lugoj	Airbag cushions and airbags	Owned
	Resita	Airbag cushions	Owned
	Sfantu Georghe	Steering wheels	Owned
	Onesti	Steering wheels	Leased
	Rovinari	Seatbelts	Owned
South Africa			
Autoliv Southern Africa (Pty) Ltd.	Krügersdorp	Seatbelts and airbags	Owned
South Korea			
Autoliv Corporation	Hwasung	Airbags and steering wheels	Owned
Spain			
Autoliv BKI S.A.U.	Valencia	Airbags	Owned
Sweden			
Autoliv Sverige AB	Vårgårda	Airbag inflators	Owned
Thailand			
Autoliv Thailand Ltd.	Chonburi	Seatbelts, Airbags, Airbag cushions and Steering wheels	Owned
	Chonburi	Seatbelt and Seatbelt components	Leased
Tunisia			
STE ASW3 Nadour	El Fahs	Steering wheels	Owned & Leased
STE ASW3 Nadour	Nadhour	Steering wheels	Owned
Turkey			
Autoliv Cankor Otomotiv Emniyet Sistemleri Sanayi Ve Ticaret A.S.	Gebze-Kocaeli	Seatbelts	Owned
Autoliv Cankor Otomotiv Emniyet Sistemleri Sanayi Ve Ticaret A.S. Gebze-Subesi	Gebze-Kocaeli	Airbags, Steering wheels and Seatbelt components	Leased
USA			
Autoliv ASP, Inc.	Brigham City	Airbag inflators	Owned
	Ogden	Airbags	Owned
	Ogden	Airbags and service parts	Leased
	Promontory	Propellant	Owned
	Tremonton	Airbag initiators and seatbelt micro gas generators	Owned
Vietnam			
Autoliv Vietnam Company Limited	Quang Yen	Airbag cushions	Owned

AUTOLIV TECHNICAL CENTERS AND CRASH TEST TRACKS

Country/Company	Location	Product(s) supported
China		
Autoliv (Shanghai) Vehicle Safety System Technical Center Co., Ltd.	Shanghai	Inflators and pyrotechnics customer applications, airbags, steering wheels and seatbelts customer applications and platform development with full-scale test laboratory
France		
Autoliv France SNC	Gournay-en-Bray	Airbags and seatbelts customer applications and platform development with full-scale test laboratory
Livbag SAS	Pont-de-Buis	Inflator and pyrotechnic development
Germany		
Autoliv B.V. & Co. KG	Dachau	Customer applications and platform development, airbags with full-scale test laboratory
India		
Autoliv India Private Ltd.	Bangalore	Airbags and seatbelts with sled testing
Japan		
Autoliv Japan Ltd.	Tsukuba	Airbags and seatbelts customer applications and platform development with sled test laboratory
Mexico		
Autoliv Steering Wheels Mexico S. de R.L. de C.V.	Queretaro	Technical center airbag
Poland		
Autoliv Poland Sp. zo.o.	Jelcz	Airbags applications and platform development
Romania		
Autoliv Romania S.R.L.	Brasov	Seatbelts with sled test laboratory
South Korea		
Autoliv Corporation	Seoul	Airbags and seatbelts customer applications and platform development with sled test laboratory
Sweden		
Autoliv Development AB	Vårgårda	Research center
Autoliv Sverige AB	Vårgårda	Airbags customer applications, inflator and special safety products development with full-scale test laboratory
USA		
Autoliv ASP, Inc.	Auburn Hills	Airbags, steering wheels, and seatbelts customer applications and platform development with sled test laboratory
	Ogden	Airbags, inflators and pyrotechnics customer applications and platform development

Item 3. Legal Proceedings

In the ordinary course of its business, the Company is subject to legal proceedings brought by or against the Company and its subsidiaries.

See Note 19, Contingent Liabilities, to the Consolidated Financial Statements in this Annual Report for a summary of certain ongoing legal proceedings. Such information is incorporated into this Part I, Item 3 – "Legal Proceedings" by reference.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Shareholder information

The primary exchange market for Autoliv's securities is the New York Stock Exchange (NYSE) where Autoliv's common stock trades under the symbol "ALV". Autoliv's Swedish Depositary Receipts (SDRs) are traded on NASDAQ Stockholm under the symbol "ALIV SDB". Options in SDRs trade on Nasdaq Stockholm under the name "Autoliv SDB". Options in Autoliv shares are traded on NASDAQ OMX PHLX and on NYSE Amex Options under the symbol "ALV".

<u>Stock Performance Graph</u>
The graph and table below show the cumulative total shareholder return for our common stock since December 31, 2020. The graph compares our performance to that of the Standard & Poor's 500 Stock Index (S&P 500) and the Dow Jones US Auto Parts Index.

The comparison assumes $100 was invested at the closing price of our common stock on the NYSE on December 31, 2020. Each of the returns shown assumes that all dividends paid were reinvested.



(USD)	12-31-2020	12-31-2021	12-31-2022	12-31-2023	12-31-2024	12-31-2025
Autoliv, Inc.	$ 100.00	$ 114.51	$ 87.71	$ 129.84	$ 113.33	$ 147.54
S&P 500	100.00	128.71	105.40	133.10	166.40	196.16
Dow Jones US Auto Parts Index	100.00	119.82	86.99	85.80	65.38	74.11

<u>Number of shares</u>

As of December 31, 2025, the number of shares of common stock outstanding, net of treasury shares, was 74.7 million, compared to 77.7 million as of December 31, 2024. The Company repurchased and immediately retired approximately 3.1 million shares during 2025.

During 2025, the weighted average number of shares outstanding (excluding dilution and treasury shares) decreased to 76.6 million from 80.2 million in 2024. Assuming dilution, the weighted average number of shares outstanding for the full year 2025 decreased to 76.9 million from 80.4 million in 2024.

Granted Restricted Stock Units (RSUs) and Performance Share Units (PSUs) could increase the number of shares outstanding as of December 31, 2025 by 0.6 million shares in the aggregate. Combined, this would add 0.8% to the number of shares outstanding as of December 31, 2025.

On December 31, 2025, the Company had 2.6 million treasury shares compared to 2.7 million as of December 31, 2024.

<u>Shareholders</u>

As of February 13, 2026, there were 1,116 holders of record of our common stock. Many stockholders choose to own shares through brokerage accounts and other intermediaries rather than as holders of record (excluding individual participants in securities positions listing) so the actual number of stockholders is unknown but significantly higher.

Dividends

Autoliv has a history of paying quarterly cash dividends. Declared dividends are announced in press releases and published on Autoliv's corporate website. The Board of Directors revisits dividends on a quarterly basis. There can be no assurance that the Board of Directors will declare dividends in the future. See Autoliv's corporate website for additional details regarding historical dividends.

Stock incentive plan

Autoliv employees participate in the Autoliv, Inc. 1997 Stock Incentive Plan, as amended (the "Stock Incentive Plan") and receive Autoliv stock-based awards from time to time. Additional information regarding the securities authorized for issuance under the Stock Incentive Plan is included in Item 12 of this Annual Report.

Autoliv has adopted a Stock Ownership Policy for Executives requiring the Company's Chief Executive Officer (CEO) to accumulate and hold the number of Autoliv shares having a value of twice his annual base salary. For other executives, the minimum requirement is, over time, a holding equal to each executive's annual base salary.

Stock repurchase program

The following table provides information with respect to common stock repurchases by the Company during the three months period ended December 31, 2025 on NYSE.

| | New York Stock Exchange (NYSE) | | | |
Period	Total Number of Shares Purchased (1)	Average Price Paid per Share (USD) (2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (3)	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs (USD) (3)
October 1-31, 2025	42,804	$ 116.65	884,933	$ 2,395,006,964
November 1-30, 2025	796,722	$ 119.18	1,681,655	$ 2,300,054,081
December 1-31, 2025	421,199	$ 118.84	2,102,854	$ 2,250,000,205

(1) The repurchases are being executed from time to time, subject to general business and market conditions and other investment opportunities, through open market purchases or privately negotiated transactions, including through Rule 10b5-1 plans. For accounting purposes, shares repurchased under our stock repurchase programs are recorded based upon the settlement date of the applicable trade.

(2) The average price paid per share in U.S. dollars exclude brokerage commissions and other costs of execution.

(3) On June 4, 2025, the Company announced that its Board of Directors approved a new stock repurchase program that authorizes the Company to repurchase up to $2.5 billion of common shares and operates from July 1, 2025 through December 31, 2029.

Item 6. [RESERVED]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

IMPORTANT TRENDS

The discussions and analysis in this section are focused on the Company's results of operations for the year ended December 31, 2025 compared to the year ended December 31, 2024. Discussions of the Company's results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023 can be found in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's Form 10-K for the year ended December 31, 2024, which was filed with the United States Securities and Exchange Commission on February 20, 2025.

Autoliv, Inc. (the "Company") provides automotive safety systems to the automotive industry with a broad range of product offerings, primarily passive safety systems. In the year ended December 31, 2025, a number of factors influenced the Company's results of operations, including:

- Geopolitical uncertainties and tariffs

- Cost inflation moderated but remains somewhat elevated, especially for labor

- Growth impacted by LVP, shifting OEM landscape and safety content per vehicle

- Order intake impacted by shifts in technology, customer landscape and geopolitics.

- Strategic and structural initiatives

- Continued focus on operational excellence and quality

	2025			2024		
YEARS ENDED DEC. 31 (DOLLARS IN MILLIONS, EXCEPT EPS)	Reported[1]	change		Reported[1]	change	
Global light vehicle production (in thousands)	90,268	3.9	%	86,895	(1.0)	%
Consolidated net sales	$ 10,815	4.1	% $	10,390	(0.8)	%
Operating income	1,088	11	%	979	42	%
Operating margin, %	10.1	0.6	pp	9.4	2.8	pp
Net income attributable to controlling interest	735	14	%	646	33	%
Earnings per share - diluted[2]	9.55	19	%	8.04	40	%
Net cash provided by operating activities	1,157	9.3	%	1,059	7.8	%
Return on capital employed, %	26.4	1.5	pp	25.0	7.3	pp

[1] Reported figures impacted by costs for capacity alignments and antitrust related matters. See section Items affecting comparability and Note 13 to the Consolidated Financial Statements included herein.
[2] Net of treasury shares.

GEOPOLITICAL UNCERTAINTIES AND TARIFFS

2025 saw global LVP increase by around 3.9% (according to S&P Global January 2026). Our sales to customers are based on production schedule order quantities and delivery dates that are communicated to us by our customers, which we refer to as "call-off" plans. Despite industry challenges such as chip shortages related to the Nexperia situation and the tariffs imposed in the beginning of 2025, which caused uncertainties regarding costs in the industry, we saw an improvement in call-off volatility in 2025. This improvement supported our improvement in operating efficiency and productivity, including a reduction in direct workforce. However, customer call-off volatility increased in the fourth quarter and remained higher than pre-pandemic levels, and low customer demand visibility and changes to customer call-offs with short notice still had a negative impact on our production efficiency and profitability.

The effects of the new tariffs imposed in 2025 did not have a significant impact on our profitability in 2025, as we achieved customer compensations for more than 80% of tariff costs. Including the dilutive effect of recovered tariffs, operating margin was negatively impacted by around 20 bps. While it is our ambition and expectation to continue passing tariff costs on to our customers, there is significant uncertainty as future recovery levels may vary. Geopolitical developments and the evolving trade environment are likely to continue creating a challenging and unpredictable operating landscape. Any new, increased or modified tariffs or other trade restrictions could materially affect our operations, customer relationships or cost recovery ability as well as contribute to the uncertainty of industry expectations. We continue to closely monitor the tariff policy environment and remain prepared to be agile to adjust our commercial and operational responses to any such developments.

INFLATION

Cost pressures from labor, in our own operations and related to our suppliers' labor costs, had a negative impact on our profitability in 2025. Most of the inflationary cost pressure was offset by customer price and other compensations. Changes in raw material costs had a limited impact on our profitability in 2025. The Company expects limited raw material price impact also in 2026. We also expect continued cost pressure from inflation relating mainly to labor, including increased labor costs for our suppliers, especially in Europe and the Americas. The Company continues to execute on productivity and cost reduction activities to offset these cost pressures, and we continue to seek inflation compensation from our customers. The continued uncertainty regarding the effects of tariffs and trade restrictions may lead to a more adverse inflation environment.

GROWTH IMPACTED BY LIGHT VEHICLE PRODUCTION, SHIFTING OEM LANDSCAPE AND SAFETY CONTENT PER VEHICLE

The most important driver for Autoliv's sales is the LVP. In 2025, global LVP grew by 3.9%.

Light Vehicle Production[1]

		2025		2024		Change 2025 vs 2024	
		(000´) units	% global	(000´) units	% global	(000´) units	%
Americas		16,964	19%	16,968	20%	(5)	(0.0)%
	North America	13,955	15%	14,021	16%	(66)	(0.5)%
	South America	3,008	3.3%	2,947	3.4%	61	2.1%
Europe		16,860	19%	17,035	20%	(175)	(1.0)%
Asia		54,065	60%	50,584	58%	3,481	6.9%
	China	32,182	36%	29,248	34%	2,934	10.0%
	Japan	7,869	8.7%	7,732	8.9%	137	1.8%
	South Korea	4,049	4.5%	4,072	4.7%	(23)	(0.6)%
	India	6,027	6.7%	5,614	6.5%	413	7.4%
	Other Asia	3,938	4.4%	3,918	4.5%	20	0.5%
Other		2,379	2.6%	2,308	2.7%	71	3.1%
Global Total		**90,268**		**86,895**		**3,373**	**3.9%**

[1] Source: S&P Global, January 2026

The increase in LVP in China of 10% was significantly more than what was expected in the beginning of the year, driven mainly by a multitude of successful launches of new models by domestic Chinese OEMs and in particular by increased exports, mainly to Asian markets. The LVP decline of 1.0% in Europe was impacted by affordability issues and technology uncertainties. The LVP decline of 0.5% in North America was impacted by the EV market development, U.S. tariffs and growing consumer uncertainty, Japan increased by 1.8%, mainly impacted by domestic demand and US exports, supplemented by Japanese OEM production repatriation. LVP in India increased by 7.4%, driven by reduced sales tax on cars and multiple new model launches.

The different LVP growth rates for different regions in 2025 was dilutive to global safety content per vehicle (CPV), as LVP in several high CPV regions declined while LVP increased in some lower CPV regions. The highest CPV region is North America, and its share of global LVP declined by 0.5pp to 15.5%. The second highest CPV region is Europe, and its share of global LVP declined by 1.0pp, to 18.7%. India, a major region with the lowest CPV, which saw its share of LVP increase from 6.5% to 6.7%. CPV in China is below the global average, and China's share of global LVP increased from 33.7% to 35.7%. Japan's share decreased to 8.7% from 8.9%. Additional dilution to global CPV came from the difference in growth within China, where lower CPV models and segments grew strongly while higher CPV models and segments growth was limited or negative. LVP growth for Domestic Chinese OEMs with typically lower CPV was 16% compared to global OEMs with typically higher CPV saw LVP decline by 1.3%. Combined with the regional growth differences, we estimate this shift in LVP mix contributed negatively to our sales growth by between 2 to 3 pp. The Company estimates that its global market share was unchanged at around 44% in 2025 compared to 2024.

The strong growth of Chinese OEMs' LVP in both domestic and export markets is a trend the Company expects to continue. It is therefore instrumental to have a solid position with this customer category. Over the past few years, the Company has taken significant steps to strengthen its position with Chinese OEMs through investments in manufacturing and R,D&E capacities, as well as by signing several strategic co-operation agreements with Chinese OEMs. These efforts have supported an improved performance, as shown by a strong order intake, with 30% of the Company's total order intake value in 2025 coming from Chinese OEMs. Additionally, the Company's sales to Chinese OEMs grew by 23% in 2025.

Another important market trend is the rapid growth of the automotive market in India. In recent years, India's significance for the automotive industry has increased substantially. In 2025, LVP in India represented 6.7% of global LVP. As safety content per vehicle has also grown rapidly over the past few years, India's importance for the Company has risen from around 2% of total sales in 2020 to 5% in 2025. Through timely investments in capacity for both manufacturing and R, D&E, the Company is the clear market leader in India.

Despite macro-economic uncertainties in parts of the world, we expect light vehicle markets to grow both in the medium and long term, driven by pent-up end user demand and a growing GDP/capita.

Due to more stringent crash test rating requirements by institutes such as Euro NCAP, increased government regulations and increasing consumer demand for more safety in emerging markets, the Company sees vehicle manufacturers installing more airbags and more advanced seatbelt systems in vehicles. This generally takes place when new models are introduced. The safety standards of vehicles are increasing in China, India, and other growth markets, partially due to new government regulations and crash test rating programs. This is supporting higher installation rates of airbags and more advanced seatbelts, impacting CPV positively. Commercial customer recoveries compensating for increased labor costs and tariffs also added to CPV in 2025, partly offset by negative effects from continued productivity related pricing pressure from vehicle manufacturers. CPV increased in India, South America, South Korea, Europe and North America, was unchanged in Japan and China and decreased in Other Asia. The changes in regional and model mix diluted global CPV by 2 to 3pp leading to a global CPV that was unchanged compared to 2024. This contributed to an organic growth (Non-GAAP measure) of around 3.4% compared to global LVP growth of around 3.9%. The average global safety CPV (airbags, pedestrian safety, seatbelts, and steering wheels) amounted to around $268 in 2025.

The Company believes that the more stringent crash rating requirements and consumer demand for more safety should enable the global automotive safety market to grow around 1-2 percentage points per year faster than the global LVP in the medium and long term. This excludes the impact from cost inflation related price increases.

The past several years' high order intake share has supported a strong sales development over time. In the past 5 years, the Company's organic sales development outpaced global LVP on average by around 4.3 percentage points. During 2025, growth was positively affected through recent launches of several new models, including Honda Passport, Ford Expedition, Hyundai Palisade, Onvo L90, Mercedes CLA, Citroen C3 Aircross and Opel Frontera.

The Company estimates that the sales for Electric Vehicles (not including PHEVs) amounted to around $1.7 billion in 2025.

GLOBAL FOOTPRINT WELL ADAPTED TO THE GEOGRAPHIC TREND SHIFT IN AUTOMOTIVE PRODUCTION

The Company's regional sales mix continues to be balanced with 29% of sales in Europe, 32% in the Americas and 20% in Asia, excluding China in 2025, compared to 28%, 33% and 19%, respectively, in 2024. The Company's sales in the important Chinese market was 19% of total sales in 2025 compared to 19% in 2024.

The balanced regional sales mix has been achieved through timely investments and strengthening of technical and support capabilities in growth markets.

ORDER INTAKE IMPACTED BY SHIFTS IN TECHNOLOGY, CUSTOMER LANDSCAPE AND GEOPOLITICS

The Company's order intake in 2025, with high win rates for new platforms with both new and traditional OEMs as well as for both EV and ICE platforms, supports the Company's already strong base, which includes supplying products to more than 1,400 vehicle models and around 100 car brands. The order intake in 2025 supports the Company's ability to defend its around 44% sales market share in the near and medium term. For several years, the automotive industry has faced key trends that impact the industry, notably changes in technologies as well as geographic growth differences, with the emergence of new automakers being particularly visible in China. Autoliv has therefore increasingly focused resources on developing new products and strengthening its position with new automakers to capture the growth opportunities that come with these changes. This includes long-term development agreements with several new automakers in China in recent years, as well as increased investments in capacity and capabilities in India. The order intake from new automakers, mainly in China, accounted for around 1/3 of our total order intake in 2025.We won multiple awards tied to industry trends such as autonomous driving. These include solutions that protect occupants in reclined seating positions, addressing critical safety risks in next‑generation interiors. We strengthened our Mobility Safety Solutions business by winning new orders for our advanced Pyro Safety Switch, supporting the growing segment of 1,000‑volt electric vehicles. We continued to expand our safety offering in India with advanced systems such as seat‑cushion airbags and front‑center airbags. We licensed our Human Body Model solution to our first customer. In China, the Company estimates that around 50% of order intake in 2025 was with domestic Chinese OEMs, which supports our expectation that domestic OEMs in China will continue to increase their share of the Company's sales in China in 2026. New order intake is defined as the sales value of awards for future business received within that year. The lifetime value is calculated using detailed assumptions of price and volumes over the years of production and the exchange rates prevailing at the time of receiving the order.

The lead time from order intake to start of production is typically 1-3 years. During this period the products are engineered into the vehicle to provide the expected protection for occupants in case of a crash and to meet legal and regulatory requirements, as well as other requirements from the vehicle manufacturer. This investment in new products is the main factor of RD&E expenses, net. Additionally, the Company has to build up production capacity, in the form of new lines, to meet future product launches.

In 2025, OEMs sourcing of new business was at a low level for the industry, as OEMs are reconsidering certain future product offerings due to technological and geopolitical uncertainties, including uncertainties regarding costs for tariffs. The Company's order intake share for 2025 continued on a high level. Even so, the low level of OEM sourcing activity in 2025 resulted in an order intake in 2025 that was on the same low level as in 2024. The estimated life-time sales for all orders booked in 2025 is around $7.7 billion, compared to around $7.4 billion in 2024. As sourcing of several large platforms were pushed into 2026, we expect a rebound of OEM sourcing activity and Autoliv order intake in 2026.

STRATEGIC AND STRUCTURAL INITIATIVES

The 2025 light vehicle market was impacted by a technological and geopolitical uncertainties, with continued elevated customer call-off volatility and inflationary pressure on costs for labor. In response, Autoliv management continued to implement strict cost control measures, as well as execute significant structural cost reduction measures. In June 2023, the Company communicated a cost reduction framework that included the intent to reduce its indirect headcount by up to 2,000, and to improve direct labor productivity equivalent to a reduction of up to a 6,000 direct workforce positions. Based on the intended indirect workforce reductions, the Company estimates that total annual cost reductions will amount to around $130 million when fully implemented, with approximately $50 million in savings recorded in 2024, increasing to around $100 million in 2025 and the remaining amount expected in 2026 and 2027. At the end of 2025, around 1,600 of the planned indirect reductions had been completed.

Direct labor efficiency has developed well in both 2024 and 2025, supported by the direct labor workforce reduction program, improved call-off accuracy and a focused automation effort. It is the Company's estimate that the program's target of 6,000 direct labor workforce reduction was achieved by the end of 2025.

The provision, net of reversals, for restructuring activities in 2025 amounted to $8 million compared to $18 million in 2024. As of December 31, 2025, the Company had $82 million reserved in its balance sheet related to restructuring compared to $151 million last year. For more information, see Note 13, Restructuring, to the Consolidated Financial Statements included herein.

In addition to the structural improvements outlined above, the Company continues to implement the strategic initiatives to improve the efficiency of its value chain from end to end, not least through the Autoliv Production System and increased digitalization and automation. The Company has a high pace in the planning and implementation of the strategic initiatives. These initiatives are key drivers to the Company's targets and building the foundation to continue to create shareholder value.

IMPROVED EFFICIENCIES THROUGH OPERATIONAL EXCELLENCE

Pricing pressure is an inherent part of the automotive supplier business. Price reductions are generally higher on newer products with strong volume growth compared to older products, where both the possibilities to re-design the product to reduce costs and market growth are less. Price reductions can also depend on the business cycle and raw material price development. For the five-year period 2017-2021, the Company estimates the average reduction of product prices on existing programs to have been in the range of around 2-4% annually. In 2022, the pricing environment changed to some extent due to high raw material price and cost increases, which led to renegotiations with customers regarding commercial terms. These discussions resulted in a net positive price development, gradually implemented throughout the year. This was also the case in 2023, and for 2024 as well, albeit at a lower level as inflation moderated. In 2025, inflation moderated further, as did customer compensations for excess inflation. Customer recoveries for increased tariff costs impacted net sales positively in 2025.

A key strategy for Autoliv to be and to remain cost competitive is to reduce labor costs, through continuously implementing productivity improvement programs, optimizing the Company's production footprint, and instituting restructuring and capacity alignment activities as well as other actions to address the Company's cost structure.

The Company's productivity improvement target, measured as labor minutes per unit, is to achieve at least 8% savings per year. This is an increase from previous target of 5% savings per year. The increase reflects mainly increased opportunities related to advances in digitalization and automation, including machine learning and AI. To meet this target, Autoliv has developed a set of strategies to reduce costs in manufacturing:

- Autoliv production system (APS) is based on lean manufacturing methodology which aims to continuously increase output with less resources. APS provides the target conditions and tools to achieve the delivery of goods and services at the right time, in the right amount, at the required quality and at the lowest cost possible to all the Company's customers.

- Autoliv One Product One Process (1P1P) strategy focuses on product and process standardization and reducing cost and complexity. The 1P1P strategy, combined with initiatives to reduce costs for components from external suppliers, ensures that the Company continuously optimizes its supply base footprint, consolidates purchase volumes to fewer suppliers, improves productivity in the Company's supply chain, standardizes components and redesign its products.

- Strategic Initiatives, including Automation, Digitalization, Machine Learning and AI, Supply Chain Management Effectiveness and RD&E Effectiveness.

The Company's historical experience is that its continuous improvement strategies have enabled productivity improvements at or above its historic target of 5%. However, the Company has not achieved its 5% productivity target since the COVID-19 pandemic in 2020, due to the decline in LVP in 2020 and the high volatility in customer call-offs in 2021, 2022 and 2023, driven by the industry wide supply chain instability, especially for semiconductors. In 2024, however, the Company achieved its 5% productivity target, as gradual improvement in customer call-off volatility enabled improved operational efficiency. In 2025, the Company achieved its new target of 8% labor minutes per unit productivity.

The Company foresees opportunities for further productivity on organic sales growth and increased call-off stability when global supply chains continue to stabilize further to pre-pandemic levels, but also from increasing use of automation in its assembly for lean manufacturing processes. Additionally, automated cells typically perform the manufacturing process with reduced variability. This results in greater control and consistency of product quality.

FOCUS ON QUALITY

The number of vehicle recalls in the automotive industry continues to be at a relatively high level. The Company expects overall recall numbers to remain high for years to come and, although the Company strives for the highest quality in its processes, it cannot be ruled out that the Company may also be adversely impacted by a future recall.

Quality has been and always will be the Company's number one priority, and the Company continues to sharpen its focus in this area. The Company now holds a global market share in passive safety of around 44%, while the Company has been involved in around 3% of recalls in the industry in the past ten years. This indicates that the Company is delivering on its quality strategy. For more information see product warranty and recalls in Note 14, Product Related Liabilities, to the Consolidated Financial Statements in this Annual Report.

CHANGES IN COMPETITIVE AND CUSTOMER LANDSCAPE

The Company has not noted any significant changes in the competitive landscape in 2025. We consider Joyson Safety Systems, a part of Ningbo Joyson Electronic Corp., and ZF LIFETEC, a part of ZF Friedrichshafen AG, to be global competitors to Autoliv. In addition, there are several smaller regional and product specific competitors, especially in China.

The customer landscape is gradually changing, with a multitude of new OEMs emerging in recent years. This is especially prominent within electric vehicles and in China. In China, domestic OEMs have gained significant market shares and as a group now has larger market share than global OEMs have in China. Autoliv's sales to domestic OEMs in China has grown rapidly. In 2022, this group accounted for 22% of Autoliv's sales in China, and in 2025 their share of Autoliv sales in China was 44%. The fastest growing OEM in China in recent years has been BYD, although its growth slowed significantly in 2025. BYD has a uniquely high degree of vertical integration, with a large proportion of in-house sourcing of products and systems. This includes passive safety systems, which is supplied by its subsidiary FinDreams Technology. Autoliv supplies components, especially inflators, to FinDreams Technology.

CAPITAL STRUCTURE

The Company's net debt stood at $1,566 million on December 31, 2025. This was an increase of $12 million compared to December 31, 2024. Total interest-bearing debt at December 31, 2025 amounted to $2,153 million, an increase of $244 million compared to December 31, 2024.

Cash flow from operations was $1,157 million in 2025 and $1,059 million in 2024. Capital expenditures, net amounted to $423 million in 2025 and $563 million in 2024. During 2025 and 2024, the Company paid dividends of $238 million and $219 million, respectively.

It is the Company's policy to maintain a financial leverage commensurate with a "strong investment grade credit rating". The long-term target is to have a leverage ratio (see section Non-GAAP Performance Measures) not above 1.5x. At December 31, 2025, the leverage ratio was 1.1x. The Company monitors its capital structure and the financial markets closely and intends to maintain a high level of financial flexibility while being shareholder friendly.

As part of the adjustment of the capital structure, the Company has historically repurchased shares of its common stock. During 2025 and 2024, the Company repurchased and retired 3.1 million and 5.1 million shares, respectively. On June 4, 2025, the Company announced that its Board of Directors approved a new stock repurchase program that authorizes the Company to repurchase up to $2.5 billion of common shares and operates from July 1, 2025 through December 31, 2029.

In 2024, the Company also retired 2 million shares previously held in Treasury stock. As of December 31, 2025, the Company continues to hold around 2.6 million shares of common stock in treasury.

OUTLOOK FOR 2026

In addition to the assumptions noted below and our business and market update provided herein, the Company's guidance for 2026 is mainly based on its customer call-offs and the achievement of its targeted cost compensation adjustments with its customers, including no material changes to tariffs or trade restrictions, as compared to what is in effect as of January 23, 2026, as well as no significant changes in the macro-economic environment, changes to customer call-off volatility or significant supply chain disruptions.

Full year 2026 Guidance

Organic sales growth	Around 0%
Adjusted operating margin[1]	Around 10.5-11.0%
Operating cash flow[2]	Around $1.2 billion
Capital expenditures, net, % of sales	Less than 5%

[1] Excluding effects from capacity alignments, antitrust related matters and other discrete items. [2] Excluding unusual items.

Full year 2026 Assumptions

LVP growth	Around 1% negative
Foreign currency impact on net sales	Around 1% positive
Tax rate[3]	Around 28%

[3] Excluding unusual tax items.

The forward-looking non-GAAP financial measures above are provided on a non-GAAP basis. Autoliv has not provided a GAAP reconciliation of these measures because items that impact these measures, such as costs related to capacity alignments and antitrust matters, cannot be reasonably predicted or determined. As a result, such reconciliation is not available without unreasonable efforts and Autoliv is unable to determine the probable significance of the unavailable information.

SIGNIFICANT LEGAL MATTERS

See Item 3. Legal Proceedings and Note 19, Contingent Liabilities, to the Consolidated Financial Statements in this Annual Report.

RESULTS OF OPERATIONS

Consolidated net sales in 2025 increased by 4.1% compared to 2024. Excluding positive currency translation effects of 0.7%, the organic sales increased (Non-GAAP measure, see reconciliation table below) by 3.4% compared to the global LVP increase of 3.9% (according to S&P Global, Jan 2026).

Sales by Product

| | Years ended December 31, | | | Components of change in net sales | |
	2025	2024	Reported change	Currency effects [1]	Organic [3]
Airbags, Steering Wheels and Other[2]	$ 7,302	$ 7,023	4.0 %	0.6 %	3.4 %
Seatbelt products and Other[2]	3,513	3,367	4.3 %	0.8 %	3.5 %
Total	**$ 10,815**	**$ 10,390**	**4.1 %**	**0.7 %**	**3.4 %**

1) Effects from currency translations.
2) Including Corporate and Other sales.

Airbags, Steering Wheels and Other

Sales for Airbags, Steering Wheels and Other grew organically (Non-GAAP measure, see reconciliation table above) by 3.4% in 2025. The largest contributor to the increase was side airbags and inflatable curtains, followed by steering wheels, center airbags and driver airbags.

Seatbelt Products and Other

Sales for Seatbelt Products and Other grew organically (Non-GAAP measure, see reconciliation table above) by 3.5% in 2025. Sales growth was mainly driven by Americas and Asia excluding China followed by Europe and China.

Sales by Region

| | Years ended December 31, | | | Components of change in net sales | |
	2025	2024	Reported change	Currency effects [1]	Organic [3]
Americas	$ 3,480	$ 3,424	1.6 %	(1.7)%	3.3 %
Europe	3,116	2,946	5.8 %	4.4 %	1.4 %
China	2,095	2,010	4.2 %	0.2 %	4.0 %
Asia excl. China	2,124	2,010	5.7 %	(0.2)%	5.9 %
Total	**$ 10,815**	**$ 10,390**	**4.1 %**	**0.7 %**	**3.4 %**

1) Effects from currency translations.

Autoliv's global sales increased organically (Non-GAAP measure, see reconciliation table above) by 3.4% in 2025 compared to 2024, which was around 0.5 percentage points below global LVP growth (according to S&P Global, January 2026). The 0.5pp underperformance was positively impacted by product launches and tariff compensations. This was more than offset by negative effects from the regional and model LVP mix development, which we estimate contributed to about 2.5pp underperformance. This was particularly accentuated in China.

Our organic sales growth (Non-GAAP measure) outperformed LVP growth by 3.4pp in Americas, by 3.3pp in Asia excluding China and by 2.4pp in Europe, while we underperformed by 6.1pp in China. LVP growth in China in 2025 was driven by domestic OEMs with typically lower safety content. LVP for global OEMs declined by 1.3% while it increased by 16% for domestic OEMs. Autoliv's sales to domestic OEMs increased by 23% in 2025 while it decreased by 7.3% to global OEMs in China. We expect continued strong sales growth in China in 2026, driven by our performance with domestic OEMs.

2025 Organic Growth (Non-GAAP measure)

	Americas	Europe	China	Asia excl. China	Global
Autoliv	3.3 %	1.4%	4.0 %	5.9%	3.4%
Main growth drivers	Stellantis, Toyota, Ford	Stellantis, BMW, VW	Chery, Great Wall, Nio	Suzuki, Toyota, Hyundai	Stellantis, Suzuki, Toyota
Main decline drivers	EV GOEM, GM, Hyundai	EV GOEM, JLR, Hyundai	EV GOEM, VW, Mercedes	Mitsubishi, Honda, GM	EV GOEM, JLR, Lixiang

Condensed Statement of Income

(Dollars in millions, except per share data)		Years ended December 31,		
		2025	2024	Change
Net Sales	$	10,815	$ 10,390	4.1 %
Gross profit		2,074	1,927	7.6 %
% of sales		*19.2 %*	*18.5 %*	*0.6 pp*
S, G&A		(571)	(530)	7.6 %
% of sales		*(5.3)%*	*(5.1)%*	*(0.2)pp*
R, D&E, net		(413)	(398)	3.8 %
% of sales		*(3.8)%*	*(3.8)%*	*0.0 pp*
Other income (expense), net		(2)	(19)	(91)%
Operating income		1,088	979	11 %
% of sales		*10.1 %*	*9.4 %*	*0.6 pp*
Adjusted operating income[1]		1,114	1,007	11 %
% of sales		*10.3 %*	*9.7 %*	*0.6 pp*
Financial and non-operating items, net		(102)	(105)	(2.5)%
Income before taxes		986	875	13 %
Income taxes		(250)	(227)	10 %
Tax rate		25.4%	26.0%	(0.6)pp
Net income		736	648	14 %
Earnings per share, diluted[2]		9.55	8.04	19 %
Adjusted earnings per share, diluted[1,2]		9.85	8.32	18 %

[1] Non-GAAP Measure. [2] Net of treasury shares.

Gross Profit

In 2025, gross profit increased by $147 million and the gross margin increased by 0.6pp compared to 2024. The drivers behind the gross profit improvement were mainly improved operational efficiency with lower costs for labor, logistics, premium freight and waste and scrap. We also had positive effects from the organic sales growth and lower material costs partly offset by negative effects from recall and warranty costs, un-recovered tariffs and higher depreciation.

Operating Income

Operating income increased in 2025 by $109 million, mainly due to the higher gross profit, as outlined above and the improvement in Other income (expense), partly offset by higher costs for S,G&A and R,D&E, as outlined below.

Selling, General and Administrative (S,G&A) expenses increased in 2025 by $40 million, mainly due to $20 million in increased personnel costs driven by wage inflation, $13 million in higher IT costs mainly due to higher license costs, $6 million in negative FX translation effects. S,G&A costs in relation to sales increased from 5.1% to 5.3%, a level that is considered to be slightly above normal.

Research, Development & Engineering (R,D&E) expenses, net increased in 2025 by $15 million, mainly due to $18 million in lower engineering income due to timing effects and $7 million in higher personnel costs due to wage inflation partly offset by $5 million from positive FX translation effects. R,D&E, net, in relation to sales was unchanged at 3.8%. The Company consider a level of around 4% to be representative for its business scope.

Other income (expense), net was an expense of $2 million in 2025 compared to an expense of $19 million in 2024. Almost all of the $17 million in lower expense was due to lower restructuring costs in 2025 compared to 2024.

Financial and Non-operating Items, net

Financial and non-operating items, net, improved by $3 million in 2025 compared to previous year, mainly due to $5 million in lower interest expense partly offset by $3 million in lower interest income.

Income Taxes

The tax rate for 2025 was 25.4%, compared to 26.0% in 2024. Discrete tax items, net, had a favorable impact of 3.1pp in 2025 compared to 4.8pp favorable impact in 2024. The reported 25.4% tax rate as well as the underlying tax rate excluding discrete items was within our expected normal tax rate range of 25-30%.

Net Income and Earnings Per Share

Net income in 2025 increased by $88 million compared to 2024. Earnings per share, diluted increased by $1.52 compared to a year earlier, where the main drivers were $0.90 from higher operating income and $0.41 from lower number of outstanding shares, diluted, $0.17 from tax and by $0.03 from lower financial and non-operating items, net. The weighted average number of shares outstanding assuming dilution in 2025 was 76.9 million compared to 80.4 million in 2024.

NON-GAAP PERFORMANCE MEASURES

In this annual report, the Company sometimes refers to Non-GAAP measures that the Company and securities analysts use in measuring Autoliv's performance.

The Company believes that these measures assist management and investors in analyzing trends in the Company's business for the reasons given below. Investors should not consider these Non-GAAP measures as substitutes for, but rather as additions to, financial reporting measures prepared in accordance with GAAP.

These Non-GAAP measures have been identified, as applicable, in each section of this annual report with tabular presentations provided below, reconciling them to GAAP.

It should be noted that these measures, as defined, may not be comparable to similarly titled measures used by other companies.

Organic Sales

The Company analyzes its sales trends and performance as changes in "organic sales growth" or "organic sales decline" because the Company currently generates approximately three quarters of net sales in currencies other than the reporting currency (i.e. U.S. dollars) and currency rates have proven to be rather volatile. Organic sales present the increase or decrease in the overall U.S. dollar net sales on a comparable basis, allowing separate discussions of the impact of acquisitions/divestitures and exchange rates.

See tabular reconciliations above, that present changes in "organic sales growth" as reconciled to the change in total GAAP net sales.

Net debt

The Company, from time to time enters into "debt-related derivatives" (DRDs) as a part of its debt management and as part of efficiently managing the Company's overall cost of funds. Creditors and credit rating agencies use net debt adjusted for DRDs in their analyses of the Company's debt, therefore we provide this Non-GAAP measure. DRDs are fair value adjustments to the carrying value of the underlying debt. Also included in the DRDs is the unamortized fair value adjustment related to a discontinued fair value hedge that will be amortized over the remaining life of the debt. By adjusting for DRDs, the total financial liability of net debt is disclosed without grossing debt up with currency or interest fair values.

Reconciliation of GAAP measure "Total debt" to Non-GAAP measure "Net debt"

DECEMBER 31 (Dollars in millions)	2025	2024
Short-term debt	$ 419	$ 387
Long-term debt	1,734	1,522
Total debt	**2,153**	**1,909**
Cash and cash equivalents	(604)	(330)
Debt issuance cost/Debt-related derivatives, net	17	(24)
Net debt	**$ 1,566**	**$ 1,554**

Adjusted operating income, adjusted operating margin and adjusted diluted Earnings per share (EPS)

Adjusted operating margin and adjusted diluted EPS are Non-GAAP measures the Company uses to evaluate its business, because the Company believes it assists investors and analysts in comparing the Company's performance across reporting periods on a consistent basis by excluding items that are non-operational or non-recurring in nature (such as costs related to capacity alignments, costs related to antitrust matters and for diluted EPS unusual tax items) and that the Company does not believe are indicative of its core operating performance and underlying business trends. Adjusted operating margin and adjusted diluted EPS, as shown in the table below, should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, including operating margin and diluted EPS.

Reconciliation of GAAP measure "Operating income" to Non-GAAP measure "Adjusted Operating income"

(Dollars in millions)	2025	2024
Operating income (GAAP)	**$ 1,088**	**$ 979**
Non-GAAP adjustments:		
Less: Capacity alignments	23	19
Less: Antitrust related items	3	8
Total non-GAAP adjustments to operating income	**26**	**27**
Adjusted Operating income (Non-GAAP)	**$ 1,114**	**$ 1,007**

Reconciliation of GAAP measure "Operating margin" to Non-GAAP measure "Adjusted Operating margin"

(Percentage)	2025	2024
Operating margin (GAAP)	**10.1%**	**9.4%**
Non-GAAP adjustments:		
Less: Capacity alignments	0.2%	0.2%
Less: Antitrust related items	0.0%	0.1%
Total non-GAAP adjustments to operating margin	**0.2%**	**0.3%**
Adjusted Operating margin (Non-GAAP)	**10.3%**	**9.7%**

Reconciliation of GAAP measure "Earnings per share - diluted" to Non-GAAP measure "Adjusted Earnings per share - diluted"

(Dollars)	2025	2024
Earnings per share - diluted (GAAP)	**$ 9.55**	**$ 8.04**
Non-GAAP adjustments:		
Less: Capacity alignments	0.29	0.24
Less: Antitrust related items	0.04	0.10
Less: Tax on non-GAAP adjustments	(0.04)	(0.06)
Total non-GAAP adjustments to Earnings per share - diluted	**0.30**	**0.28**
Adjusted Earnings per share - diluted (Non-GAAP)	**$ 9.85**	**$ 8.32**
Weighted average number of shares outstanding - diluted (in millions)	76.9	80.4

Income before income taxes, Net income, Net income attributable to controlling interest, Capital employed

The following tables reconcile Income before income taxes, Net income, Net income attributable to controlling interest, Capital employed, which are inputs utilized to calculate Return On Capital Employed ("ROCE"), adjusted ROCE, Return On Total Equity ("ROE") and adjusted ROE. The Company believes this presentation may be useful to investors and industry analysts who utilize these adjusted Non-GAAP measures in their ROCE and ROE calculations to exclude certain items for comparison purposes across periods. Autoliv's management uses the ROCE, adjusted ROCE, ROE and adjusted ROE measures for purposes of comparing its financial performance with the financial performance of other companies in the industry and providing useful information regarding the factors and trends affecting the Company's business.

The Company believes ROCE and adjusted ROCE are useful indicators of long-term performance both absolute and relative to the Company's peers as it allows for a comparison of the profitability of the Company's capital employed in its business relative to that of its peers. The Company's management believes that ROE and adjusted ROE are a useful indicators of how well management creates value for its shareholders through its operating activities and its capital management.

Accordingly, the tables below reconcile from GAAP to the equivalent Non-GAAP measure.

Reconciliation of GAAP measure "Income before income taxes" to Non-GAAP measure "Adjusted Income before income taxes"

(Dollars in millions)	2025	2024
Income before income taxes (GAAP)	**$ 986**	**$ 875**
Non-GAAP adjustments:		
Less: Capacity alignments	23	19
Less: Antitrust related items	3	8
Total non-GAAP adjustments to Income before income taxes	**26**	**27**
Adjusted Income before income taxes (Non-GAAP)	**$ 1,012**	**$ 902**

Reconciliation of GAAP measure "Net income" to Non-GAAP measure "Adjusted Net income"

(Dollars in millions)	2025	2024
Net income (GAAP)	**$ 736**	**$ 648**
Non-GAAP adjustments:		
Less: Capacity alignments	23	19
Less: Antitrust related items	3	8
Less: Tax on non-GAAP adjustments	(3)	(5)
Total non-GAAP adjustments to Net income	**23**	**22**
Adjusted Net income (Non-GAAP)	**$ 759**	**$ 670**

Reconciliation of GAAP measure "Net income attributable to controlling interest" to Non-GAAP measure "Adjusted Net income attributable to controlling interest"

(Dollars in millions)	2025	2024
Net income attributable to controlling interest (GAAP)	**$ 735**	**$ 646**
Non-GAAP adjustments:		
Less: Capacity alignments	23	19
Less: Antitrust related items	3	8
Less: Tax on non-GAAP adjustments	(3)	(5)
Total non-GAAP adjustments to Net income attributable to controlling interest	**23**	**22**
Adjusted Net income attributable to controlling interest (Non-GAAP)	**$ 758**	**$ 668**

Reconciliation of GAAP measure "Return on Capital Employed" to Non-GAAP measure "Adjusted Return on Capital Employed"

(Percentage)	2025	2024
Return on capital employed[1)] (GAAP)	**26.4%**	**25.0%**
Non-GAAP adjustments:		
Less: Capacity alignments	0.5%	0.4%
Less: Antitrust related items	0.1%	0.2%
Total non-GAAP adjustments to Return on capital employed[1)]	**0.6%**	**0.6%**
Adjusted Return on capital employed[1)] (Non-GAAP)	**27.0%**	**25.6%**
Adjustment on Return on capital employed[1)] (in millions)	$ 26	$ 27

1) The average capital employed amount is calculated as an average of the opening balance amount and the closing balance amounts for each quarter included in the period.

Reconciliation of GAAP measure "Return on Total Equity" to Non-GAAP measure "Adjusted Return on Total Equity"

(Percentage)	2025	2024
Return on total equity[1)] (GAAP)	**30.0%**	**27.2%**
Non-GAAP adjustments:		
Less: Capacity alignments	0.8%	0.7%
Less: Antitrust related items	0.1%	0.3%
Less: Tax on non-GAAP adjustments	(0.1%)	(0.2%)
Total non-GAAP adjustments to Return on total equity[1)]	**0.9%**	**0.8%**
Adjusted Return on total equity[1)] (Non-GAAP)	**30.8%**	**28.0%**
Adjustment on Return on capital employed[1)] (in millions)	$ 23	$ 22

1) The average total equity amount is calculated as an average of the opening balance amount and the closing balance amounts for each quarter included in the period.

LIQUIDITY, CAPITAL RESOURCES, AND FINANCIAL POSITION

(DOLLARS IN MILLIONS)	Years ended December 31	
	2025	2024
Net cash provided by operating activities	$ 1,157	$ 1,059
Net cash used in investing activities	(423)	(563)
Net cash used in financing activities	(369)	(680)
Effect of exchange rate changes on cash and cash equivalents	(90)	16
Decrease in cash and cash equivalents	**274**	**(168)**
Cash and cash equivalents at beginning of year	330	498
Cash and cash equivalents at end of year	**$ 604**	**$ 330**

NET CASH PROVIDED BY OPERATING ACTIVITIES

Cash flow from operations, together with available financial resources and credit facilities, is expected to be sufficient to fund the Company's anticipated working capital requirements, capital expenditures and future dividend payments.

Net cash provided by operating activities was $1,157 million in 2025 compared to $1,059 million in 2024. The increase of $98 million in 2025 was mainly due to $88 million in higher net income. The improvement was also supported by more positive effects compared to in 2024 from non-cash items such as $20 million from depreciation and amortization and $55 million from Other non-cash adjustments, which mainly constitutes positive effects from deferred income taxes, pension liabilities and other long term liabilities. This was partly offset by $65 million in less favorable effects from changes in operating working capital compared to 2024.

Receivables, net outstanding in relation to annualized fourth quarter sales was 20% at December 31, 2025, compared to 19% at December 31, 2024. Factoring agreements did not have any material impact on receivables outstanding for 2025 or 2024.

Inventory, net outstanding in relation to annualized fourth quarter sales was 9% at December 31, 2025, compared to 9% at December 31, 2024.

Payables outstanding in relation to annualized fourth quarter sales was 18% at December 31, 2025 compared to 17% at December 31, 2024.

NET CASH USED IN INVESTING ACTIVITIES

In 2025 and 2024, net cash used in investing activities amounted to $423 million and $563 million, respectively. The Company's investing activities primarily consist of investments in property, plant and equipment. Net cash generated by operating activities continued to sufficiently cover capital expenditures for property, plant and equipment.

In relation to net sales, capital expenditures, net (expenditures for property, plant and equipment less proceeds from sale of property, plant and equipment) was 3.9% compared to 5.4% in previous year. The lower level of capital expenditure, net is mainly related to the finalizing of several footprint optimization projects in Europe and Americas and less capacity expansion projects, especially in Asia.
The 3.9% level is slightly below what the Company expects for the longer term, which is to on average be below 5% in relation to sales.

Depreciation and amortization totaled $407 million in 2025 compared to $387 million in 2024.

During the years 2025 and 2024, a majority of the Company's investments were for production capacity to support new product launches, but also for automation projects for improved efficiency.

NET CASH USED IN FINANCING ACTIVITIES

Net cash used in financing activities amounted to $369 million and $680 million for the years 2025 and 2024, respectively. The decrease of $311 million in cash used in financial activities was mainly the result of $201 million less in repurchased shares in 2025 compared to 2024 and a higher net increase in short-term debt by $137 million in 2025 compared to 2024.

The Company's issuance, net of long-term debt was $210 million in 2025 and $220 million in 2024.

In 2025, the Company paid cash dividends of $238 million. In 2024, the Company paid dividends of $219 million. The Company's dividend approach has been the same for several years.

The Company repurchased shares to an amount of $351 million and $552 million in 2025 and 2024, respectively. The Company intends to continue to repurchase shares in accordance with the current authorization until the end of 2029.

INCOME TAXES

The Company has reserves for taxes that may become payable in future periods as a result of tax audits. At any given time, the Company is undergoing tax audits covering multiple years in several tax jurisdictions. Ultimate outcomes are uncertain but could, in future periods, have a significant impact on the Company's cash flows. See discussions of income taxes under Significant Accounting Policies in this section, Note 2, Summary of Significant Accounting Policies, and Note 5, Income Taxes, to the Consolidated Financial Statements included herein.

PENSION ARRANGEMENTS

The Company has defined benefit pension plans covering nearly half of the U.S. employees. As of December 31, 2021, the main U.S defined benefit plan was frozen for further benefits. Many of the Company's non-U.S. employees are also covered by pension arrangements.

At December 31, 2025, the Company's net pension liability (i.e. the actual funded status) for its U.S. and non-U.S. plans was $169 million compared to $153 million at December 31, 2024.

The plans had a total net unamortized actuarial loss before tax of $29 million recorded in Accumulated Other Comprehensive (Loss) Income in the Consolidated Balance Sheets at December 31, 2025, compared to $36 million at December 31, 2024. The amortization of the actuarial loss is expected to be $2 million in 2026.

Total pension expense associated with the defined benefit plans was $22 million in 2025 and $34 million in 2024, and is expected to be $25 million in 2026.

The Company contributed $15 million to its defined benefit plans in 2025 and $29 million in 2024. The Company expects to contribute $16 million to these plans in 2026 and is currently projecting a yearly funding at approximately the same level in the subsequent years.

For further information about retirement plans see Note 20, Retirement Plans, to the Consolidated Financial Statements included herein.

EQUITY

During 2025, total equity increased by $297 million to $2,582 million as of December 31, 2025. The change was mainly due to net income of $736 million and positive currency translation effects of $137 million, offset by share repurchases, including taxes of $355 million and dividends paid of $239 million,

TREASURY ACTIVITES

DEBT AND CREDIT ARRANGEMENTS

The Company's total debt on December 31, 2025 and 2024 was $2,153 million and $1,909 million, respectively. The Company had a net debt position (see section Non-GAAP Performance Measures) on December 31, 2025 and 2024 of $1,566 million and $1,554 million, respectively.

In July 2024, the Company entered into a $125 million bilateral revolving credit facility (Bilateral RCF) with substantially the same terms as the revolving credit facility (RCF) with the 11 banks (see below). In May 2022, the Company refinanced its existing RCF of $1,100 million. The facility was syndicated among 11 banks and matures May 2029. The Company pays a commitment fee on the undrawn amount of 0.10%, representing 35% of the applicable margin, which is 0.275% (given the Company's ratings of "BBB+" from Fitch and "Baa1" from Moody's). Borrowings under the facility are unsecured. On December 31, 2025, the Company's unutilized long-term credit facilities were $1,225 million, represented by the RCF and the Bilateral RCF. These facilities are not subject to any financial covenants nor is any other substantial financing of Autoliv.

In October 2025, the Company priced and issued a 5-year green bond for a total of €300 million in the Eurobond market. The bond carries a coupon of 3.0% and matures in October 2030.

In February 2024, the Company priced and issued a 5.5-year green bond for a total of €500 million in the Eurobond market. The bond carries a coupon of 3.625% and matures in August 2029.

In March 2023, the Company priced and issued a 5-year green bond for a total of €500 million in the Eurobond market. The bond carries a coupon of 4.25% and matures in March 2028.

The Company has a €3,000 million Euro Medium Term Note Program in place for being able to issue notes to be traded on the Global Exchange Market of Euronext Dublin. On December 31, 2025, €1,300 million had been issued under this program.

In 2014, the Company issued and sold long-term debt securities in a U.S. Private Placement pursuant to a Note Purchase and Guaranty Agreement dated April 23, 2014, by and among Autoliv ASP Inc., the Company and the purchasers listed therein. On December 31,2025, $470 million remains outstanding from the 2014 issuance, of which $185 is long-term.

On December 31, 2025 Autoliv's long-term credit rating from Moody's was Baa1, and from Fitch BBB+. All ratings with stable outlook. As of February 7, 2025, S&P Global Ratings withdrew the ratings for Autoliv on the Company's request. The company aims to maintain a strong investment grade credit rating.

For additional information about the Company's debt and credit arrangements, see Note 15, Debt and Credit Agreements, to the Consolidated Financial Statements included herein.

FACTORING

During 2025 and 2024, the Company sold receivables and discounted notes related to selected customers. These factoring arrangements increase cash while reducing accounts receivable and customer risks. On December 31, 2025, the Company had received $258 million for sold receivables without recourse and discounted notes with a discount cost of $2 million during the year, compared to $211 million on December 31, 2024 with a discount cost of $3 million recorded in Other non-operating items, net.

NUMBER OF SHARES

At December 31, 2025, 74.7 million shares were outstanding (net of 2.6 million treasury shares), a 3.9% decrease from 77.7 million one year earlier.

The number of shares outstanding is expected to increase by 0.6 million when all RSUs and PSUs vest, see Note 18, Stock Incentive Plans, to the Consolidated Financial Statements included herein.

During 2025, the Company repurchased and retired approximately 3.1 million shares equal to $351 million. During 2024 the Company repurchased and retired approximately 5.1 million shares equal to $552 million. In addition, the Company also retired 2,000,000 treasury shares in December 2024. On June 4, 2025, the Company announced that its Board of Directors approved a new stock repurchase program that authorizes the Company to repurchase up to $2.5 billion of common shares and operates from July 1, 2025 through December 31, 2029.

Contractual Obligations and Commitments

Contractual obligations include debt, sponsored defined benefit plans, lease and purchase obligations that are enforceable and legally binding on the Company.

For material contractual debt obligations as of December 31, 2025, see Note 15, Debt and Credit Agreements, to the Consolidated Financial Statements included herein.

Operating lease obligations represent the payment obligations (undiscounted cash flows) under leases classified as operating leases. Capital lease obligations are not material. See Note 3, Leases, to the Consolidated Financial Statements included herein.

There are no unconditional purchase obligations other than short-term obligations related to inventory, services, tooling, and property, plant and equipment purchased in the ordinary course of business. Purchase agreements with suppliers entered into in the ordinary course of business do not generally include fixed quantities. Quantities and delivery dates are established in "call off plans" accessible electronically for all customers and suppliers involved. Communicated "call off plans" for production material from suppliers are normally reflected in equivalent commitments from Autoliv customers.

The Company sponsors defined benefit plans that cover a significant portion of the Company's U.S. employees and certain non-U.S. employees. The pension plans in the U.S. are funded in conformity with the minimum funding requirements of the Pension Protection Act of 2006. Funding for the Company's pension plans in other countries is based upon plan provisions, actuarial recommendations and/or statutory requirements. Due to volatility associated with future changes in interest rates and plan asset returns, the Company cannot predict with reasonable reliability the timing and amounts of future funding requirements. The Company may elect to make contributions in excess of the minimum funding requirements for the U.S. plans in response to investment performance and changes in interest rates, or when the Company believes that it is financially advantageous to do so and based on other capital requirements. See Note 20, Retirement Plans, to the Consolidated Financial Statements included herein.

COMMITMENTS

The Company has entered into a number of unrecognized unconditional purchase agreements relating to Solar Farms in US and China during 2024, of which none is individually significant for disclosure. Together these agreements have an aggregated termination fee (discounted) of approximately $51 million as of December 31, 2025. These Solar Farm agreements have a contract period ranging from 20-25 years. The future payments (undiscounted) relating to these unrecognized unconditional purchase agreements are in total $60 million to be paid over the following years: 1-3 years: $6 million; 4-5 years: $4 million and; more than 5 years: $50 million.

During 2025 the Company has entered into a global 5-year Enterprise Subscription Agreement. The subscription fees for the software licenses will be paid annually in advance. The future payments (undiscounted) relating to this unrecognized software subscription agreement are in total approximately $42 million to be paid over the following years: Less than 1 year: $12 million; 2-3 years: $25 million; 4-5 years: $5 million.

Additionally, the Company has entered into a number of software license agreements, mainly during 2025, of which none is individually significant for disclosure. The future payments (undiscounted) for these unrecognized software license agreements are in total $26 million to be paid as follows: Less than 1 year: $8 million; 2-3 years: $12 million and 4-5 years: $6 million.

Risks and Risk Management

The Company is exposed to several categories of risks. They can broadly be categorized as operational risks, strategic risks and financial risks. Some of the major risks in each category are described below. There are also other risks that could have a material effect on the Company's results and financial position, and the description below is not complete but should be read in conjunction with the discussion of risks described in Item 1A above, which contains a description of the Company's material risks.

As described below, the Company has taken several mitigating actions, applied numerous strategies, adopted policies, and introduced control and reporting systems to reduce and mitigate these risks. In addition, the Company from time to time identifies and evaluates emerging or changing risks to the Company in order to ensure that identified risks and related risk management are updated in this fast-moving environment.

Operational Risks

LIGHT VEHICLE PRODUCTION

Around 35% of Autoliv's costs are fixed; therefore, short-term earnings are dependent on sales volumes and highly dependent on capacity utilization in the Company's plants.

Global LVP is an indicator of the Company's sales development. Ultimately, however, sales are determined by the production levels for the individual vehicle models for which Autoliv is a supplier (see Dependence on Customers). The Company's sales are split over several hundred contracts covering more than 1,300 vehicle models. This moderates the effect of changes in vehicle demand of individual countries and regions as well as production issues. The risk of fluctuating sales has also been mitigated by Autoliv's rapid expansion in Asia and other growth markets, which has reduced the Company's former high dependence on sales in Europe to a diversified mix with Europe, the Americas and Asia, each accounting for approximately 29%, 32% and 39%, respectively, of the Company's 2025 total sales.

It is the Company's strategy to reduce the risks associated with fluctuating LVP by using temporary personnel in direct production, when appropriate. During 2025 and 2024, the level of temporary personnel in relation to total personnel in direct production increased to 12% from 11%. To reduce the potential impact of unusual fluctuations in the production of vehicle models supplied by the Company such as during the financial crisis in 2008-2009 and the COVID-19 pandemic in 2020-2021 – it is also necessary for the Company to be prepared to quickly adapt the level of permanent employees as well as fixed cost production capacity.

PRICING PRESSURE

Pricing pressure from customers is an inherent part of the automotive components business. The historical extent of price reductions varies from year to year and takes the form of one time give backs, reductions in direct sales prices and/or discounted reimbursements for engineering work.

In response, Autoliv is continuously engaged in efforts to reduce costs and to provide customers added value by developing new products. Generally, the speed by which these cost-reduction programs generate results will, to a large extent, determine the future profitability of the Company. The various cost-reduction programs are, to a considerable extent, interrelated. This interrelationship makes it difficult to isolate the impact of costs on any single program; therefore, the Company monitors key measures such as costs in relation to sales and productivity.

In 2025, due to cost pressures from labor and other items the Company engaged in extensive negotiations with its customers regarding compensations.

COMPONENT COSTS AND RAW MATERIAL PRICES

The cost of direct materials was approximately 54% of sales in 2025 (55% in 2024).

The main raw materials being used as input material for the Company's operations are steel, textiles, plastic and non-ferrous metals.

The Company still sees effects coming from import tariffs and trade barriers across borders. These barriers are impacting the raw material market and creating pricing and availability uncertainties. There is also volatility in the sea freight rates driven by geopolitical events.

In 2025, raw material inflation was limited. Cost inflation remained significant and related primarily to labor. The Company took actions, including pricing discussions with customers and suppliers, competitive sourcing and exploring alternative materials.

LEGAL

The Company is involved from time to time in regulatory, commercial, and contractual legal proceedings that may be significant, and the Company's business may suffer as a result of adverse outcomes of current or future legal proceedings. These claims may include, without limitation, commercial or contractual disputes, including disputes with the Company's suppliers and customers, intellectual property matters, alleged violations of laws, rules or regulations, governmental investigations, personal injury claims, product liability claims, environmental issues, tax and customs matters, and employment matters.

A substantial legal liability or adverse regulatory outcome and the substantial cost to defend the litigation or regulatory proceedings may have an adverse effect on the Company's business, operating results, financial condition, cash flows and reputation.

No assurances can be given that such proceedings and claims will not have a material adverse impact on the Company's profitability and consolidated financial position, or that reserves or insurance will mitigate such impact. See Note 19, Contingent Liabilities, to the Consolidated Financial Statements included herein and Item 3 – Legal Proceedings.

PRODUCT WARRANTY AND RECALLS

If our products are alleged to fail to perform as expected or are defective, the Company may be exposed to various claims for damages and compensation. Such claims may result in costs and other losses to the Company even where the relevant product is eventually found to have functioned properly. If a product (actually or allegedly) fails to perform as expected or is defective, we may face warranty and recall claims. If such actual or alleged failure or defect results, or is alleged to result, in bodily injury and/or property damage, we may also face product liability and other claims. The Company may experience material warranty, recall, product or other liability claims or losses in the future, and the Company may incur significant cost to defend against such claims. The Company may be required to participate in a recall involving its products. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. Government safety regulators also have policies and practices with respect to recalls. As suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product liability claims. In addition, with global platforms and procedures, vehicle manufacturers are increasingly evaluating our quality performance on a global basis. Any one or more quality, warranty or other recall issue(s), including the ones affecting few units and/or having a small financial impact, may cause a vehicle manufacturer to implement measures which may have a severe impact on the Company's operations, such as a temporary or prolonged suspension of new orders or the Company's ability to bid for new business.

In addition, over time, there is a risk that the number of vehicles affected by a failure or defect will increase significantly (as would the Company's costs), since our products often use global designs and are increasingly based on or utilize the same or similar parts, components, or solutions.

Although quality has always been a central focus in the automotive industry, especially for safety products, our customers and regulators have become increasingly attentive to quality with even less tolerance for any deviations, which has resulted in an increase in the number of automotive recalls. This trend is likely to continue as automobile manufacturers introduce even stricter quality requirements and regulating agencies and other authorities increase the level of scrutiny given to vehicle safety issues. A warranty recall or a product liability claim brought against the Company in excess of the Company's insurance may have a material adverse effect on its business and/or financial results. Vehicle manufacturers are also increasingly requiring their external suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. A vehicle manufacturer may attempt to hold the Company responsible for some or all of the repair or replacement costs of defective products under new vehicle warranties when the product supplied did not perform as represented. Additionally, a customer may not allow us to bid for expiring or new business until certain remedial steps have been taken. Accordingly, the future costs of warranty claims by the Company's customers may be material.

The Company's warranty reserves are based upon management's best estimates of amounts necessary to settle future and existing claims. Management regularly evaluates the appropriateness of these reserves and adjusts them when we believe it is appropriate to do so. However, the final amounts determined to be due could differ materially from the Company's recorded estimates. We believe our established reserves are adequate to cover potential warranty settlements typically seen in our business.

The Company's strategy is to follow a stringent procedure when developing new products and technologies and to apply a proactive "zero-defect" quality policy (see section Quality Management). In addition, the Company maintains a program of insurance, which includes commercial insurance, self-insurance, or a combination of both approaches, for potential recall and product liability claims in amounts and on terms that it believes are reasonable and prudent based on our prior claims experience. However, such insurance may not be sufficient to cover every possible claim that can arise in the Company's businesses, now or in the future, or may not always be available should the Company, now or in the future, wish to extend, renew, increase or otherwise adjust such insurance. In recent years, the cost of recall and product liability insurance as well as the Company's level of self-insurance and deductibles has increased. Management's decision regarding what insurance to procure is also impacted by the cost for such insurance. As a result, the Company may face material losses in excess of the insurance coverage procured. A substantial recall or liability in excess of coverage levels could therefore have a material adverse effect on the Company.

ENVIRONMENTAL

Most of the Company's manufacturing processes consist of the assembly of components. As a result, the environmental impact from the Company's plants is generally modest. While the Company's businesses from time to time are subject to environmental investigations, there are no material environmental-related cases pending against the Company. Therefore, Autoliv does not incur (or expect to incur) any material costs or capital expenditures associated with maintaining facilities compliant with U.S. or non-U.S. environmental requirements. To reduce environmental risk, the Company has implemented an environmental management system in all plants globally and has adopted an environmental policy (see corporate website www.autoliv.com).

Autoliv is subject to a number of environmental and occupational health and safety laws and regulations. Such requirements are complex and are generally becoming more stringent over time. There can be no assurance that these requirements will not change in the future, or that the Company will at all times be in compliance with all such requirements and regulations, despite its intention to be. The Company may also find itself subject, possibly due to changes in legislation or other regulation, to environmental liabilities based on the activities of its predecessor entities or of businesses acquired. Such liability could be based on activities which are not related to the Company's current activities.

TRADE AND TARIFFS

Autoliv is subject to various international trade regulations and regimes and changes in these regimes could lead to increased compliance costs and costs of raw materials and other components. In addition, political conditions leading to trade conflicts and the imposition of tariffs or other trade barriers between countries in which the Company does business could increase its costs of doing business. The effects of the new tariffs imposed in 2025 did not have a material impact on our profitability in 2025, as we achieved customer compensations for more than 80% of tariff costs. Including the dilutive effect of recovered tariffs, operating margin was negatively impacted by around 20 basis points in 2025.

Strategic Risks

REGULATIONS

In addition to vehicle production, the Company's market is driven by the safety CPV, which is affected by new regulations and new vehicle rating programs, in addition to consumer demand for new safety technologies.

The most important regulations are the seatbelt installation laws that exist in all vehicle-producing countries. Many countries also have strict enforcement laws on the wearing of seatbelts. Another significant vehicle safety regulation is the U.S. federal law that, since 1997, requires frontal airbags for both the driver and the front-seat passenger in all new vehicles sold in the U.S. In 2007, the U.S. adopted new regulations for head impact and enhanced thorax protection in side impact crashes, which now have been fully phased-in.

The United States upgraded its vehicle rating program, US NCAP, in 2011 and again in 2024. In December 2024, NHTSA issued the Final Notice for the U.S. NCAP, outlining mid‑ and long‑term updates across the VRU Safety Program, Crash Avoidance Program, and Crashworthiness Program, including the adoption of advanced ATDs such as the THOR‑05F. The U.S. Department of Transportation also signaled regulatory modernization efforts, including potential use of negotiated rulemaking, and emphasized priorities such as transparency, vehicle affordability, and improved female occupant protection.

Europe upgraded the Euro NCAP rating system during 2018, and is updating its rating protocol for cars in 2026, and then plans further enhancements on a three-year rolling schedule. Euro NCAP established a rating program for heavy goods vehicles in 2024, which will add assessment of occupant protection in a 2030-timeframe.

China introduced a vehicle rating program in 2006, and together with the C-IASI, a rating program established in 2017 by CAERI, they drive the Chinese vehicle safety market and are beginning to influence developments in other regions. The next major upgrades to China NCAP will be phased in from 2027 through 2030. Both Euro NCAP and China NCAP are considering the use of virtual crash testing with virtual human body models as a new method to evaluate the robust safety performance of passenger vehicles, taking into account a wider number of load cases and variations in occupant weight, sex and age.

Japan and South Korea are continuously upgrading their vehicle rating programs, JNCAP and KNCAP, respectively. Latin America introduced a basic rating program in 2010 followed by ASEAN NCAP in Southeast Asia in 2011. Global NCAP advocates for vehicle standards, and its programs are addressing less regulated markets in Latin America, Africa, India, and South east Asia to promote government and industry action. Several newly industrialized countries, such as Malaysia and Thailand, are increasingly adopting the UN Regulations regarding vehicle safety under the UN 1958 agreement, and Malaysia started the world's first motorcycle safety rating program in 2021. India has required frontal airbags for the driver since July 2019, and passenger airbags since 2021 for all new passenger vehicles. In addition, India started its Bharat NCAP in October 2023 and is working on an upgrade for the next four-year cycle with implementation in October 2027.

Vehicles with automated driving systems are expected to provide additional opportunities through integration of protective safety systems with advanced driver assistance system technologies, as well as new opportunities and challenges related to its impact on vehicle interior layouts, steer-by-wire steering systems, and seating configurations. These developments are expected to be subject to legal requirements and addressed in safety rating assessments.

There are also other plans for improved automotive safety through new or revised regulations, both in the countries mentioned above and in others regions, which could affect the Company's market. However, there can be no assurance that changes in regulations will not adversely affect the demand for the Company's products or, at least, result in a slower increase in the demand for them.

DEPENDENCE ON CUSTOMERS

As a result of this highly consolidated market, the Company is dependent on a relatively small number of customers with strong purchasing power. In 2025, the Company's five largest customers accounted for around 40% of global LVP and the ten largest accounted for around 56% of global LVP. In 2025, the Company's five largest customers accounted for around 44% of consolidated sales and the ten largest customers accounted for around 70% of consolidated sales. The Company's largest customer contract accounted for around 2% of consolidated sales in 2025.

Customer	% of Autoliv sales	% of Global LVP[1]
Stellantis	9.8%	5.8%
Toyota	9.6%	12.3%
VW	9.0%	9.6%
Honda	8.3%	3.8%
Hyundai	7.0%	8.1%
Ford	6.8%	3.8%
Nissan	5.3%	3.4%
General Motors	5.2%	4.4%
Mercedes Benz	5.0%	2.4%
BMW	4.0%	2.7%

1) Source: S&P Global January 2026

Although business with every major customer is split into at least several contracts (usually one contract per vehicle platform) and although the customer base has become more balanced and diversified as a result of the Company's significant expansion in China and other rapidly-growing markets, the loss of all business from a major customer (whether by a cancellation of existing contracts or not awarding Autoliv new business), the consolidation of one or more major customers or a bankruptcy of a major customer could have a material adverse effect on the Company. In addition, a quality issue, shortcomings in the Company's service to a customer or uncompetitive prices or products could result in the customer not awarding the Company new business, which will gradually have a negative impact on the Company's sales when current contracts start to expire.

See also Note 21, Segment Information, to the Consolidated Financial Statements included herein.

CUSTOMER PAYMENT RISK

Another risk related to the Company's customers is the risk that one or more of its customers will be unable to pay their invoices that become due. The Company seeks to limit this customer payment risk by invoicing its major customers through their local subsidiaries in each country, even for global contracts. By invoicing this way, the Company attempts to avoid having the receivables with a multinational customer group exposed to the risk that a bankruptcy or similar event in one country would put all receivables with such customer group at risk. In each country, the Company also monitors invoices becoming overdue.

Even so, if a major customer is unable to fulfill its payment obligations, it is likely that the Company would be forced to record a substantial loss on such receivables.

DEPENDENCE ON SUPPLIERS

The Company relies on internal and/or external suppliers in order to meet its delivery commitments to the customers. In some cases, suppliers are dictated by the customers. The Company's supply chain organization continually reviews sourcing risks and actively works on mitigating related supply chain risks.

The Company's ambition is to maintain an optimal number of suppliers in all significant component technologies.

NEW COMPETITION

Increased competition may result in price reductions, reduced margins and the Company's inability to gain or hold market share. OEMs rigorously evaluate suppliers on the basis of product quality, price, reliability and delivery as well as engineering capabilities, technical expertise, product innovation, financial viability, application of lean principles, operational flexibility, customer service, and overall management. To maintain the Company's competitiveness and position as a market leader, it is important to focus on all these aspects of supplier evaluation and selection.

Although the market for occupant restraint systems has undergone a significant consolidation during the past ten years, the passive safety market remains very competitive. It cannot be excluded that additional competitors, both global and local, will seek to enter the market or grow beyond their current Keiretsu group or traditional customer base. Particularly in China, South Korea, and Japan there are numerous domestic competitors often supplying just one OEM group.

PATENTS AND PROPRIETARY TECHNOLOGY

The Company's strategy is to protect its innovations with patents, and to vigorously protect and defend its patents, trademarks, and know-how against infringement and unauthorized use. At the end of 2025, the Company held more than 6,600 patents and patents applications. These patents expire on various dates during the period from 2026 to 2045. The expiration of any single patent is not expected to have a material adverse effect on the Company's financial results.

Although the Company believes that its products and technology do not infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims against the Company in the future. Also, there can be no assurance that any patent now owned by the Company will afford protection against competitors that develop similar technology. As the Company continues to expand its products and expand into new businesses, it will increase its exposure to intellectual property claims.

Financial Risks

The Company is exposed to financial risks through its operations. To reduce the financial risks and to take advantage of economies of scale, the Company has a central treasury department supporting operations and management. The treasury department handles external financial transactions and functions as the Company's in-house bank for its subsidiaries.

The Board of Directors monitors compliance with the financial risk policy on an on-going basis. For information about specific financial risks, see Item 7A – Quantitative and Qualitative Disclosures about Market Risk.

Significant Accounting Policies and Critical Accounting Estimates

NEW ACCOUNTING STANDARDS

The Company has considered all applicable recently issued accounting standards. The Company has summarized in Note 2, Summary of Significant Accounting Policies, to the Consolidated Financial Statements each of the recently issued accounting standards and stated the impact or whether management is continuing to assess the impact.

CRITICAL ACCOUNTING ESTIMATES

The Company's significant accounting policies are disclosed in Note 2, Summary of Significant Accounting Policies, to the Consolidated Financial Statements included herein. The application of accounting policies necessarily requires judgments and the use of estimates by a Company's management. Actual results could differ from these estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on the Company's historical experience, terms of existing contracts, and management's evaluation of trends in the industry, information provided by the Company's customers and information available from other outside sources, as appropriate. The Company considers an accounting estimate to be critical if:

- It requires management to make assumptions about matters that were uncertain at the time of the estimate, and

- Changes in the estimate or different estimates that could have been selected would have had a material impact on the Company's financial condition or results of operations. The accounting estimates that require management's most significant judgments include the estimation of variable considerations, estimation of pension benefit obligations based on actuarial assumptions, estimation of accruals for warranty and recalls, uncertain tax positions, valuation allowances and legal proceedings.

The Company has summarized its critical accounting policies requiring judgment below. These might change over time based on the current facts and circumstances.

REVENUE RECOGNITION

In accordance with ASC 606, *Revenue from Contracts with Customers*, revenue is measured based on consideration specified in a contract with a customer, adjusted for any variable consideration (i.e., price concessions) and estimated at contract inception. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product to a customer. The estimated amount of variable consideration that will be received or paid by the Company is based on historical experience and trends, management's understanding of the status of negotiations with customers and including pricing strategies. Negotiations with customers is an ongoing process and the recognition of variable considerations is impacted by the outcome and timing of these negations. Estimating variable consideration to be received or paid related to price concessions requires significant judgments by management that affect the amount of revenue recorded in the financial statements due to the unique facts and circumstances in each of the customer agreements and the on-going commercial negotiations with the customers. For the year-end 2025 the Company recognized an accrual amounting to $242 million net for variable considerations to be received or paid for variable considerations versus $185 million the year before.

In addition, from time to time, the Company may make payments to customers in connection with ongoing and future business. These payments to customers are generally recognized as a reduction to revenue at the time of the commitment to make these payments unless the payment concession can be clearly linked to the future business award. If the payments are capitalized, the amounts are amortized to revenue as the related goods are transferred. In the year-end 2025 and 2024 respectively the capitalized amount has been insignificant.

CONTINGENT LIABILITIES

Various claims, lawsuits and proceedings are pending or threatened against the Company or its subsidiaries, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability or other matters.

The Company diligently defends itself in such matters and, in addition, carries insurance coverage to the extent reasonably available against insurable risks.

The Company records liabilities for claims, lawsuits and proceedings when they are probable and it is possible to reasonably estimate the cost of such liabilities. Legal costs expected to be incurred in connection with a loss contingency are expensed as such costs are incurred.

A loss contingency is accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. In determining whether a loss should be accrued management evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact the Company's consolidated financial statements.

The Company continuously assesses the relevant facts and circumstances for on-going litigation matters in its determination of whether it is probable that an asset has been impaired or a liability has been incurred. The Company also considers its historical experience of similar matters using significant judgement to make its estimates. For the years ended December 31, 2025 and 2024 management's estimation process has been consistent and there have not been any material changes to the contingent liabilities recorded during 2025.

For further information regarding the significant on-going claims and lawsuits the Company is involved in, see Note 19 Contingent Liabilities, to the Consolidated Financial Statements.

RECALL PROVISIONS AND WARRANTY OBLIGATIONS

The Company records liabilities for product recalls when probable claims are identified and when it is possible to reasonably estimate costs. Recall costs are costs incurred when the customer decides to formally recall a product due to a known or suspected safety concern. Product recall costs are estimated based on the expected cost of replacing the product and the customers' cost of carrying out the recall, which is affected by the number of vehicles subject to recall and the cost of labor and materials to remove and replace the defective product. The Company maintains a program of insurance, which may include commercial insurance, self-insurance, or a combination of both approaches, for potential recall and product liability claims in amounts and on terms that it believes are reasonable and prudent based on our prior claims experience. The Company's insurance policies generally include coverage of the costs of a recall, although costs related to replacement parts are generally not covered. Actual costs incurred could differ from the amounts estimated, requiring adjustments to these reserves in future periods. It is possible that changes in our assumptions or future product recall issues could materially affect our financial position, results of operations or cash flows.

Estimating warranty obligations requires the Company to forecast the resolution of existing claims and expected future claims on products sold. The Company bases the estimate on historical trends of units sold and payment amounts, combined with our current understanding of the status of existing claims and discussions with our customers. These estimates are re-evaluated on an ongoing basis. Actual warranty obligations could differ from the amounts estimated requiring adjustments to existing reserves in future periods. Due to the uncertainty and potential volatility of the factors contributing to developing these estimates, changes in our assumptions could materially affect our results of operations.

The provision recorded for product liabilities for the years ended December 31, 2025 and 2024 were $87 million and $65 million respectively. The Company continuously assesses the relevant facts and circumstances for on-going product recall matters and considers its historical experience of similar matters using significant judgement to make its estimates, which are generally supported by external counsel expertise. For the years ended December 31, 2025 and 2024 respectively, management's estimation process has been consistent and the ultimate outcome for settled product recall matters during the years ended December 31, 2025 have been in line with estimates and for December 31, 2024 were favorable compared to Management's estimate. The reversal of the reserve in 2024 was related to certain recall issues that were settled with a favorable outcome.

For further information, see Note 14 Product Related Liabilities and Note 19 Contingent Liabilities, to the Consolidated Financial Statements.

DEFINED BENEFIT PENSION PLANS

The Company has defined benefit pension plans in thirteen countries. The most significant plans exist in the U.S. These U.S. plans represent approximately 46% of the Company's total pension benefit obligation. See Note 20 Retirement Plans to the Consolidated Financial Statements.

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual pension expense. For the U.S. plans, the assumptions used for calculating the 2025 pension expense were a discount rate of 5.60% and an expected long-term rate of return on plan assets of 5.61%.

The assumptions used in calculating the U.S. benefit obligations disclosed, as of December 31, 2025 were a discount rate of 5.22%. The discount rate for the U.S. plans has been set based on the rates of return of high-quality fixed-income investments currently available at the measurement date and are expected to be available during the period the benefits will be paid. The expected rate of long-term return on plan assets are determined based on several factors and must consider long-term expectations and reflect the financial environment in the respective local markets. At December 31, 2025, 27% of the U.S. plan assets were invested in equities, which is close to the target of 32%.

The table below illustrates the sensitivity of the U.S. net periodic benefit cost and projected U.S. benefit obligation to a 1pp change in the discount rate and decrease in return on plan assets for the U.S. plans (in millions). The use of actuarial assumptions is an area of management's estimate.

Assumption (in millions)	Change	2025 net periodic benefit cost increase (decrease)	2025 projected benefit obligation increase (decrease)
Discount rate	1pp increase	$ 1	$ (14)
Discount rate	1pp decrease	(1)	16
Return on plan assets	1pp decrease	2	n/a

INCOME TAXES

Significant judgment is required in determining the worldwide provision for income taxes. In the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. Many of these uncertainties arise because of intercompany transactions. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws. Deferred tax assets are reduced by the amount of any tax benefits that are not expected to be realized. A valuation allowance is recognized if, based on the weight of all available evidence, it is more likely than not that some portion, or all, of the deferred tax asset will not be realized. Evaluation of the realizability of deferred tax assets is subject to significant judgment requiring careful consideration of all facts and circumstances, including key factors such as projected future profitability including tax planning strategies, interpretation of applicable tax laws and on-going or anticipated tax audits. Deferred net tax assets amounted to $446 million for the year 2025 including a valuation allowance of $109 million. For 2024, the deferred net tax assets amounted to $394 million including a valuation allowance of $126 million.

The Company evaluates its uncertain tax positions based on enacted tax laws and consideration of all facts and circumstances, including key factors such as interpretation of applicable tax laws, on-going tax audits or anticipated tax controversies. The unrecognized tax benefits amounted to $36 million and $35 million respectively for the year 2025 and 2024.

See also the discussion of reserves for uncertain tax positions, and the determination of valuation allowances on the Company's deferred tax assets in Note 5, Income Taxes, to the Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to several markets risks in the ordinary course of business including risks related to currencies, interest rates, financing, capital structure, credit ratings and impairment. See also Note 2, Summary of Significant Accounting Policies, to the Consolidated Financial Statements included with this Annual Report for information about how these risks are quantified.

CURRENCY RISKS

1. Transaction Exposure and Revaluation effects

Transaction exposure arises because the cost of a product originates in one currency and the product is sold in another currency. Revaluation effects come from valuation of assets and liabilities denominated in other currencies than the reporting currency of each unit.

The Company's net transaction exposure in 2025 was approximately $2.9 billion. The four largest net exposures are U.S. dollars (sell) against the Mexican Peso, Romanian Lei (buy) against the Euro, U.S. dollars (buy) against Korean Won and Thai Baht (buy) against Japanese Yen. Together these currencies accounted for approximately 43% of the Company's net currency transaction exposure.

Since the Company can only effectively hedge these currency flows in the short term, periodic hedging would only reduce the impact of fluctuations temporarily. Over time, periodic hedging would postpone but not reduce the impact of fluctuations. In addition, the net exposure is limited to only around one quarter of net sales and is made up of around 45 different currency pairs with exposures of more than $1 million each. The Company generally does not hedge these flows.

2. Translation Exposure in the Income Statement and Balance Sheet

Another effect of exchange rate fluctuations arises when the income statements of non-U.S. subsidiaries are translated into U.S. dollars. Outside the U.S., the Company's most significant currency is the Euro. The Company estimates that 27% of its consolidated net sales will be denominated in Euro or other European currencies during 2026, while 16% of its consolidated net sales are estimated to be denominated in U.S. dollars.

The Company estimates that a 1% increase in the value of the U.S. dollar versus European currencies will decrease reported U.S. dollar annual net sales in 2026 by $30 million, while operating income for 2026 will decline by $3 million, assuming reported corporate average margin.

The Company's policy is not to hedge this type of translation exposure.

A translation exposure also arises when the balance sheets of non-U.S. subsidiaries are translated into U.S. dollars. The policy of the Company is to finance major subsidiaries in the country's local currency and to minimize the amounts held by subsidiaries in foreign currency accounts.

Consequently, changes in currency rates relating to funding and foreign currency accounts normally have a small impact on the Company's income. In 2025 and 2024, the impact from the Company's currency exposure were not material.

INTEREST RATE RISK

Interest rate risk refers to the risk that interest rate changes will affect the Company's borrowing costs. The Company's interest rate risk policy states that the average interest rate fixing period should be minimum 1 year and maximum 5 years.

On December 31, 2025, the average interest rate fixing period for the Company's outstanding debt was 2.9 years, and on December 31, 2024, the average interest rate fixing period for the Company's outstanding debt was 2.8 years.

Given the Company's current capital structure, we estimate that a one-percentage point interest rate increase would increase net interest income by approximately $4.7 million on an annual basis. This is based on the capital structure at the end of 2025 when the gross fixed-rate debt was $1,734 million while the Company had a net debt position of $1,566 million (see section Non-GAAP Performance Measures). Thus, a change in the interest rate environment would not have a notable impact on the Company's interest expense. On December 31, 2025, the Company had $604 million in cash and cash equivalents of which the majority was subject to a floating interest rate.

Fixed interest rate debt may be achieved both by issuing fixed rate notes and through interest rate swaps. The most notable debt carrying fixed interest rates are the €500 million bond issued in 2023, the €500 million bond issued in 2024, the €300 million bond issued in 2025 and the U.S. private placement notes totaling $470 million. See Note 15, Debt and Credit Agreements, to the Consolidated Financial Statements.

FINANCING RISK

Financing risk refers to the risk that it will be difficult and/or expensive to finance new or existing debt to meet the financing needs of the Autoliv Group.

The management of the financing risk ensures access to funding in a cost-efficient way by diversification of funding sources and debt maturities.

Autoliv has diversified its long-term funding sources by issuing notes in the USPP and Eurobond markets, and by signing long-term credit agreements with 12 banks.

The Company has a Euro Medium Term Note Program in place for being able to issue notes to be listed at Euronext Dublin. The Company has established programs for short-term issuance of commercial papers in the Swedish and US markets and short-term credit agreements, e.g. bank overdrafts and money market loans.

To ensure diversification of debt maturities no more than 20% of the Autoliv Group's total debt may mature the next 12 months, unless such maturities (in excess of 20%) are covered by unutilized committed credit facilities with maturity in excess of 12 months. On December 31, 2025, 19% corresponding to $419 million of the Autoliv Group's total debt had maturity less than 12 months. This amount was fully covered by unutilized committed credit facilities with maturity in excess of 12 months.

CAPITAL STRUCTURE AND CREDIT RATING

The overall objective relating to Autoliv's target capital structure and credit rating is to provide the Company with sufficient flexibility to manage the inherent risks and cyclicality in Autoliv's business and allow the Company to realize strategic opportunities and fund growth initiatives while creating shareholder value.

Autoliv is committed to maintain a "strong investment grade credit rating." As of December 31, 2025, the Company had a long-term credit rating from Moody's of Baa1 and from Fitch of BBB+. As of February 7, 2025, S&P Global Ratings withdrew the ratings for Autoliv on the company's request.

The amount of interest-bearing debt impacts future financial flexibility as well as the credit rating. Management uses the non-GAAP measure "Leverage Ratio" to analyze the amount of debt the Company can incur under its debt policy. Management believes that this policy also provides guidance to credit and equity investors regarding the extent to which the Company would be prepared to leverage its operations. It is Autoliv's target to operate with a leverage ratio (sum of net debt plus pension liabilities divided by EBITDA) of 1.5x or below. On December 31, 2025, the leverage ratio (Non-GAAP measure, see calculation table below) was 1.1x. For details and calculation of leverage ratio, refer to the table below.

CALCULATION OF NON-GAAP MEASURE LEVERAGE RATIO

	December 31,	
	2025	2024
Net debt[1]	$ 1,566	$ 1,554
Pension liabilities	169	153
Debt per the Policy	**1,736**	**1,708**
Net income[2]	736	648
Income taxes[2]	250	227
Interest expense, net[2,3]	93	95
Other non-operating items, net[2]	15	16
Income from equity method investments[2]	(6)	(7)
Depreciation and amortization of intangibles[2]	407	387
Capacity alignments costs[2]	23	19
Antitrust related matters[2]	3	8
Other items[2]	—	—
EBITDA per the Policy (Adjusted EBITDA)	**$ 1,521**	**$ 1,394**
Leverage ratio	**1.1**	**1.2**

1) Net debt is short- and long-term debt and debt-related derivatives less cash and cash equivalents (non-GAAP measure).
2) Latest 12 months.
3) Interest expense, net is interest expense including cost for extinguishment of debt, if any, less interest income.

CREDIT RISK IN FINANCIAL MARKETS

Credit risk refers to the risk of a financial counterparty being unable to fulfill an agreed-upon obligation.

In the Company's financial operations, credit risk arises when cash is deposited with banks and when entering into forward exchange agreements, swap contracts or other financial instruments.

The policy of the Company is to work with banks that have a high credit rating and that participate in Autoliv's financing.

To further reduce credit risk, deposits and financial instruments can only be entered into with core banks up to a calculated risk amount of $250 million per bank for banks rated A- or above and up to $50 million for banks rated BBB+. In addition, deposits can be made in U.S. and Swedish government short-term notes and certain AAA rated money market funds, as approved by the Company's Board of Directors. On December 31, 2025, the Company held $267 million in AAA rated money market funds.

IMPAIRMENT RISK

Impairment risk refers to the risk that the Company will write down a material amount of its goodwill of close to $1.4 billion as of December 31, 2025. This risk is assessed at least annually in the fourth quarter each year when the Company performs its impairment testing.

It has been concluded that presently the Company's goodwill is not "at risk". However, there can be no assurance that goodwill will not be impaired due to future significant declines in LVP, due to the Company's technologies or products becoming obsolete or for any other reason. The Company could also acquire companies where goodwill could turn out to be less resilient to deteriorations in external conditions.

See also discussion under Goodwill and Intangible Assets in Note 2, Summary of Significant Accounting Policies, and Note 10, Goodwill and Intangible Assets, to the Consolidated Financial Statements included herein.

Item 8. Financial Statements and Supplementary Data

The Consolidated Balance Sheets of Autoliv as of December 31, 2025 and 2024 and the Consolidated Statements of Income, Comprehensive Income, Cash Flows and Total Equity for each of the three years in the period ended December 31, 2025, the Notes to the Consolidated Financial Statements, and the Reports of the Independent Registered Public Accounting Firm are included below.

All of the schedules specified under Regulation S-X to be provided by Autoliv have been omitted either because they are not applicable, are not required or the information required is included in the financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Autoliv, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Autoliv, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, total equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 19, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition

Description of the Matter	As discussed in Note 2 and 12 to the consolidated financial statements, the Company measures revenue based on consideration specified in a contract with a customer, adjusted for any variable consideration, including price concessions. Revenue is recognized based on the agreed-upon price at the time of shipment, and sales incentives, allowances and certain customer payments are recognized as a reduction to revenue at the time of the commitment to provide such incentives or make such payments.
	Auditing revenue recorded for customer contracts containing variable consideration, that are subject to on-going commercial negotiations for price concessions, was complex and judgmental due to the difficulty in evaluating the sufficiency of evidence available to assess the existence of and likely outcome of on-going commercial negotiations.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over management's review of customer contracts containing variable consideration. This included testing controls over management's process to identify and evaluate the accounting of customer contracts that contain sales incentives, allowances, and customer payments that impact revenue recognition.
	Our audit procedures to assess the Company's identification of and accounting for customer contracts containing variable consideration that are subject to on-going commercial negotiations for price concessions, included, among others, interviewing and obtaining written representations from executives within the Company, responsible for such negotiations with customers, regarding the accuracy and completeness of the Company's accounting for price concessions and testing a sample of payments and credit memos issued to customers for agreed price concessions. Our procedures also included inspecting a sample of customer contracts, and other related supporting documentation, evaluating the terms therein and assessing the appropriateness of the accounting treatment applied by management, considering the status of the on-going commercial negotiations.

Product recall liabilities

Description of the Matter

As discussed in Notes 2, 12, 14 and 19 to the consolidated financial statements, the Company is exposed to product liability claims in the event its products fail to perform as represented and such failure results, or is alleged to result, in bodily injury, and/or property damage or other loss. The Company records liabilities for product recalls when probable claims are identified and when it is possible to reasonably estimate costs. Provisions for product recalls are estimated based on the expected cost of replacing the product and the customer's cost of carrying out the recall, which is affected by the number of vehicles subject to recall and the cost of labor and materials to remove and replace the defective product.

Auditing product recall liabilities was complex due to the uncertainty inherent in identifying product recalls, as well as the assumptions and estimates management uses to calculate the provisions for product recalls. These significant assumptions and estimates include the nature, likelihood, timing, and anticipated cost of known and potential claims.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company's product recall liabilities process. This included testing controls over management's process to search for product recalls and determine the assumptions and estimates used to record product recall liabilities.

To audit product recall liabilities, our procedures included, among others, obtaining and reviewing source documentation, used by the Company to estimate the liability and assessing the reasonableness of assumptions used, by performing independent calculations and sensitivity analyses to determine the existence of contrary evidence. We evaluated the Company's ability to estimate the product recall liabilities by performing retrospective reviews of management's estimates and comparing actual results to previous estimates made by management. We also obtained letters from the Company's internal and external legal counsel addressing material claims against the Company, if any, and examined relevant third-party automotive safety regulatory information to identify potential unrecorded product recall liabilities.

/s/ Ernst & Young AB

We have served as the Company's auditor since 1984.

Stockholm, Sweden
February 19, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Autoliv, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Autoliv, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Autoliv, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, total equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 19, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young AB

Stockholm, Sweden
February 19, 2026

Consolidated Statements of Income

(DOLLARS AND SHARES IN MILLIONS, EXCEPT PER SHARE DATA)		Years ended December 31,		
		2025	2024	2023
Net sales	Note 21	$ 10,815	$ 10,390	$ 10,475
Cost of sales[1]		(8,741)	(8,463)	(8,654)
Gross profit		2,074	1,927	1,822
Selling, general and administrative expenses		(571)	(530)	(500)
Research, development and engineering expenses, net	Note 2	(413)	(398)	(425)
Other income (expense), net[2]	Notes 13, 19	(2)	(19)	(207)
Operating income		1,088	979	690
Income from equity method investment	Note 8	6	7	5
Interest income		10	13	13
Interest expense	Note 15	(103)	(108)	(93)
Other non-operating items, net		(15)	(16)	(3)
Income before income taxes		986	875	612
Income tax expense	Note 5	(250)	(227)	(123)
Net income[3]		736	648	489
Less: Net income attributable to non-controlling interest		1	1	1
Net income attributable to controlling interest		$ 735	$ 646	$ 488
Earnings per share - basic		$ 9.59	$ 8.06	$ 5.74
Earnings per share - diluted		$ 9.55	$ 8.04	$ 5.72
Weighted average number of shares outstanding, net of treasury shares (in millions)		76.6	80.2	85.0
Weighted average number of shares outstanding, assuming dilution and net of treasury shares (in millions)		76.9	80.4	85.2
Cash dividend per share - declared		$ 3.12	$ 2.74	$ 2.66
Cash dividend per share - paid		$ 3.12	$ 2.74	$ 2.66

[1] Including a gain on sale of property in China of $6 million and a supplier compensation of $13 million in 2025.

[2] Including a cumulative translation gain of $11 million related to the sale of the Russian entity in 2025 and a cumulative translation loss of $12 million in relation to the liquidation of the entities in Netherlands and Italy in 2025.

[3] The aggregate transaction gain (loss) included in net income for the 2025, 2024 and 2023 was a loss of $27 million, a gain of $1 million and a loss of $30 million, respectively.

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

(DOLLARS IN MILLIONS)	Years ended December 31,					
		2025		2024		2023
Net income	$	**736**	$	**648**	$	**489**
Other comprehensive income (loss)before tax:						
Change in cumulative translation adjustments[1]		137		(161)		20
Net change in unrealized components of defined benefit plans		7		(4)		7
Other comprehensive income (loss), before tax		**144**		**(165)**		**27**
Tax effect allocated to other comprehensive income (loss)		(2)		1		(1)
Other comprehensive income (loss), net of tax		**142**		**(164)**		**25**
Comprehensive income		**878**		**484**		**514**
Less: Comprehensive income attributable to non-controlling interest		2		1		1
Comprehensive income attributable to controlling interest	$	**876**	$	**483**	$	**513**

[1] See Note 16 for further details.

See Notes to the Consolidated Financial Statements.

Consolidated Balance Sheets

(DOLLARS AND SHARES IN MILLIONS)		At December 31, 2025	At December 31, 2024
Assets			
Cash and cash equivalents		$ 604	$ 330
Receivables, net	Note 6	2,236	1,993
Inventories, net	Note 7	992	921
Income tax receivable		24	38
Prepaid expenses and accrued income		212	167
Other current assets	Note 14	34	34
Total current assets		**4,101**	**3,483**
Property, plant and equipment, net	Note 9	2,417	2,239
Operating lease right-of-use assets	Note 3	171	158
Goodwill and intangible assets, net	Note 10	1,386	1,375
Other non-current assets	Note 8, 14, 19	568	548
Total non-current assets		**4,542**	**4,320**
Total assets		**8,644**	**7,804**
Liabilities and equity			
Short-term debt	Note 15	419	387
Accounts payable	Note 11	2,007	1,799
Accrued liabilities	Notes 12, 13, 14	1,050	1,056
Income tax payable		133	120
Operating lease liabilities, current	Note 3	43	41
Other current liabilities		271	231
Total current liabilities		**3,923**	**3,633**
Long-term debt	Note 15	1,734	1,522
Pension liability	Note 20	169	153
Operating lease liabilities, non-current	Note 3	122	118
Other non-current liabilities		113	92
Total non-current liabilities		**2,138**	**1,885**
Commitments and contingencies	Note 19		
Common stock[1]		77	80
Additional paid-in capital		850	910
Retained earnings		2,308	2,105
Accumulated other comprehensive loss	Note 16	(518)	(659)
Treasury stock (2.6 and 2.7 million shares, respectively)		(146)	(160)
Total controlling interest's equity		**2,572**	**2,276**
Non-controlling interest		10	10
Total equity		**2,582**	**2,285**
Total liabilities and equity		**$ 8,644**	**$ 7,804**

[1] Number of shares: 350 million authorized for both years, 77.3 and 80.4 million issued, and 74.7 and 77.7 million outstanding, net of treasury shares, for 2025 and 2024, respectively.

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(DOLLARS IN MILLIONS)	Years ended December 31,					
		2025		2024		2023
Operating activities						
Net income	$	736	$	648	$	489
Adjustments to reconcile net income to cash provided by operating activities:						
Depreciation and amortization		407		387		378
Gain on divestiture of property		(6)		(4)		—
Deferred income taxes		(13)		(30)		(109)
Undistributed earnings from equity method investments, net of dividends		0		(1)		(1)
Other, net		44		7		(10)
Net change in operating assets and liabilities:						
Receivables, gross		(98)		47		(221)
Other operating assets		(26)		67		7
Inventories, gross		(8)		28		(22)
Accounts payable[1]		119		(83)		255
Accrued expenses		(30)		(12)		172
Income taxes		30		6		43
Net cash provided by operating activities		**1,157**		**1,059**		**982**
Investing activities						
Expenditures for property, plant and equipment[1]		(441)		(579)		(573)
Proceeds from sale of property, plant and equipment		18		17		4
Net cash used in investing activities		**(423)**		**(563)**		**(569)**
Financing activities						
Net increase (decrease) in other short-term debt		11		(126)		61
Proceeds from long-term debt		521		526		559
Repayment of long-term debt		(311)		(306)		(533)
Dividends paid		(238)		(219)		(225)
Stock repurchases		(351)		(552)		(352)
Common stock options exercised		0		1		1
Dividends paid to non-controlling interest		(1)		(5)		(1)
Net cash used in financing activities		**(369)**		**(680)**		**(490)**
Effect of exchange rate changes on cash and cash equivalents		(90)		16		(20)
Increase (decrease) in cash and cash equivalents		**274**		**(168)**		**(96)**
Cash and cash equivalents at beginning of year		330		498		594
Cash and cash equivalents at end of year		**604**	$	**330**	$	**498**

[1] See Note 17 for further details

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Total Equity

(DOLLARS AND SHARES IN MILLIONS)	Number of shares	Common stock	Additional paid in capital	Retained earnings	Accumulated other comprehensive (loss) income [1]	Treasury stock	Total parent shareholders' equity	Non-controlling interest	Total equity
Balance at December 31, 2022	**91**	**$ 91**	**$ 1,113**	**$ 2,310**	**$ (522)**	**$ (379)**	**$ 2,613**	**$ 13**	**$ 2,626**
Comprehensive Income:									
Net income				488			488	1	489
Foreign currency translation					20		20	(0)	20
Pension liability					6		6		6
Total Comprehensive Income							*513*	*1*	*514*
Retired and repurchased shares	(4)	(4)	(70)	(282)			(356)		(356)
Stock-based compensation						11	11		11
Cash dividends declared				(225)			(225)		(225)
Dividends paid to non-controlling interest on subsidiary shares								(1)	(1)
Balance at December 31, 2023	**88**	**$ 88**	**$ 1,044**	**$ 2,289**	**$ (496)**	**$ (368)**	**$ 2,557**	**$ 13**	**$ 2,570**
Comprehensive Income:									
Net income				646			646	1	648
Foreign currency translation					(161)		(161)	(0)	(161)
Pension liability					(3)		(3)		(3)
Total Comprehensive Income							*483*	*1*	*484*
Retired and repurchased shares	(7)	(7)	(134)	(612)		194	(558)		(558)
Stock-based compensation						13	13		13
Cash dividends declared				(219)			(219)		(219)
Dividends paid to non-controlling interest on subsidiary shares								(5)	(5)
Balance at December 31, 2024	**80**	**$ 80**	**$ 910**	**$ 2,105**	**$ (659)**	**$ (160)**	**$ 2,276**	**$ 10**	**$ 2,285**
Comprehensive Income:									
Net income				735			735	1	736
Foreign currency translation					137		137	0	137
Pension liability					5		5		5
Total Comprehensive Income							*876*	*2*	*878*
Retired and repurchased shares	(3)	(3)	(60)	(292)			(355)		(355)
Stock-based compensation						15	15		15
Cash dividends declared				(238)			(238)		(238)
Dividends paid to non-controlling interest on subsidiary shares								(1)	(1)
Other				(1)			(1)		(1)
Balance at December 31, 2025	**77**	**$ 77**	**$ 850**	**$ 2,308**	**$ (518)**	**$ (146)**	**$ 2,572**	**$ 10**	**$ 2,582**

1) See Note 16 for further details – includes tax effects where applicable.

See Notes to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

1. Basis of Presentation

NATURE OF OPERATIONS

Through its operating subsidiaries, the Company is a leading developer, manufacturer and supplier of passive safety systems to the automotive industry with a broad range of product offerings.

Passive safety systems are primarily meant to improve safety for occupants in a vehicle. Passive safety systems include modules and components for frontal-impact airbag protection systems, side-impact airbag protection systems, seatbelts, steering wheels and inflator technologies.

The Company also develops and manufactures mobility safety solutions such as pedestrian protection, battery cut-off switches, connected safety services, and safety solutions for riders of powered two-wheelers.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements have been prepared in accordance with United States (U.S.) Generally Accepted Accounting Principles (GAAP) and include Autoliv, Inc. and all companies over which Autoliv, Inc. directly or indirectly exercises control, which as a general rule means that the Company owns more than 50% of the voting rights.

Consolidation is also required when the Company has both the power to direct the activities of a variable interest entity (VIE) and the obligation to absorb losses or the right to receive benefits from the VIE that could be significant to the VIE.

All intercompany accounts and transactions within the Company have been eliminated from the consolidated financial statements.

Investments in affiliated companies in which the Company exercises significant influence over the operations and financial policies, but does not control, are reported using the equity method of accounting. Generally, the Company owns between 20-50% of such investments.

SEGMENT REPORTING

In accordance with ASC 280, *Segment Reporting*, the operating segments are determined based on the information provided to the Chief Operating Decision Maker (CODM) on a regular basis and used for the purpose of assessing performance and allocating resources within the Company. The CEO is deemed to be the CODM of Autoliv since he is the person who makes all major decisions on how to allocate the resources and assess the performance of the Company for both strategic and operational initiatives.

ASC 280 indicates that a component is an operating segment if it meets the following criteria:

- It engages in business activities from which it may earn revenues and incur expenses.

- Its operating results are regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and assess its performance.

- Its discrete financial information is available.

The Company as a whole has met the definition of an operating segment as it engages in business activities from which it may earn revenues and incur expenses, and its consolidated operating results are regularly reviewed by the CEO/CODM to allocate resources and assess performance. Additionally, as Autoliv supplies customers on a global basis it also manages the business on a global basis. Therefore, based on the above analysis, the Company has concluded that the Company is the single operating and reportable segment under ASC 280, *Segment Reporting*. For more information on the Company's segment, see Note 21.

RECLASSIFICATIONS AND ROUNDINGS

Certain prior-year amounts have been reclassified to conform to current year presentation.

Certain amounts in the consolidated financial statements and associated notes may not reconcile due to rounding. All percentages have been calculated using unrounded amounts.

2. Summary of Significant Accounting Policies

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of net sales and expenses during the reporting period. The accounting estimates that require management's most significant judgments include the estimation of variable consideration for the Company's contracts with customers, assessment of recoverability of goodwill and intangible assets, estimation of pension benefit obligations based on actuarial assumptions, estimation of accruals for warranty and recalls, restructuring charges, uncertain tax positions, valuation allowances and legal proceedings. Actual results could differ from those estimates.

REVENUE RECOGNITION

In accordance with ASC 606, *Revenue from Contracts with Customers*, revenue is measured based on consideration specified in a contract with a customer, adjusted for any variable consideration (i.e., price concessions) and estimated at contract inception. The estimated amount of variable consideration that will be received or paid by the Company is based on historical experience and trends, management's understanding of the status of negotiations with customers and anticipated future pricing strategies. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product to a customer. Revenue is recorded to the agreed-upon price at the time of shipment, and sales incentives, allowances and certain payments to customers are recognized as a reduction to revenue at the time of the commitment to provide such incentives or make these payments are made by the Company.

In addition, from time to time, the Company may make payments to or receive additional consideration from customers in connection with ongoing and future business. These payments to or cash receipts from customers are generally recognized to revenue at the time of the commitment unless the payments to customers can be clearly linked to the future business. If the payments to customers are capitalized, the amounts are amortized to revenue as the related goods are transferred to a customer. Capitalized payments from customers are included in prepaid expenses and accrued income in the Consolidated Balance Sheets.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by the Company from a customer, are excluded from revenue.

The Company records compensation for Tariff expenses from customers as sales.

Shipping and handling costs associated with outbound freight before control of a product has transferred to a customer are accounted for as a fulfillment cost and are included in cost of sales.

Nature of goods and services

The Company generates revenue from the sale of parts, which includes airbag, including steering wheels, and seatbelt products and components, to original equipment manufacturers ("OEMs").

The Company accounts for individual products separately if they are distinct (i.e., if a product is separately identifiable from other items and if a customer can benefit from it on its own or with other resources that are readily available to the customer). The consideration for each of the products, including any price concessions, is based on their stand-alone selling prices. The stand-alone selling prices are determined based on the cost-plus margin approach.

The Company recognizes revenue for parts primarily at a point in time. For parts with revenue recognized at a point in time, the Company generally recognizes revenue upon shipment to the customers and transfer of title and risk of loss under standard commercial terms (typically Free On Board shipping point).

There are certain contracts where the criteria to recognize revenue over time have been met (e.g., there is no alternative use to the Company and the Company has an enforceable right to payment). In such cases, at period end, the Company recognizes revenue and a related asset and associated cost of goods sold and reduction in inventory. However, the financial impact of these contracts is immaterial considering the very short production cycles and limited inventory days on hand. The contract asset balances with customers, included in other current assets, amounted to $20 million as of December 31, 2025 and 2024.

The amount of revenue recognized is based on the purchase order price and adjusted for variable consideration (i.e., price concessions). Customers typically pay for the parts based on customary business practices.

RESEARCH, DEVELOPMENT AND ENGINEERING, NET (R,D & E)

Research and development and most engineering expenses are expensed as incurred. These expenses are reported net of expense reimbursements from contracts to perform engineering design and product development fulfillment activities related to the production of parts. For the years 2025, 2024 and 2023 total reimbursements from customers were $202 million, $213 million and $192 million, respectively.

Certain engineering expenses related to long-term supply arrangements are capitalized when defined criteria in accordance with ASC 340-10, such as the existence of a contractual guarantee for reimbursement, are met.

Tooling is generally agreed upon as a separate contract or a separate component of an engineering contract, as a pre-production project. Capitalization of tooling costs is made only when the specific criteria for capitalization of customer funded tooling in accordance with ASC 340-10 is met. As of December 31, 2025 and 2024 the Company's capitalized costs for customer owned tooling reported as prepaid expenses in the Consolidated Balance Sheets amounted to $94 million and $74 million, respectively. Tools owned by the Company that fulfills the criteria for capitalization is reported as Property, Plant & Equipment (P,P&E). Depreciation on the Company's owned tooling is recognized in the Consolidated Statements of Income within Cost of sales.

STOCK-BASED COMPENSATION

The compensation costs for all of the Company's stock-based compensation awards are determined based on the fair value method as defined in ASC 718, *Compensation –Stock Compensation*. The Company records the compensation expense for awards under the Stock Incentive Plan, including Restricted Stock Units (RSUs) and Performance Shares (PSUs) over the respective vesting period. For further details, see Note 18.

INCOME TAXES

Current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current year. In certain circumstances, payments or refunds may extend beyond twelve months, in such cases amounts would be classified as non-current taxes payable or receivable. The Company accounts for Global Intangible Low-Taxed Income (GILIT) as a current period expense when incurred. Therefore the Company has not recorded deferred taxes for basis differences expected to reverse in future periods. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences and carryforwards that result from events that have been recognized in either the financial statements or the tax returns, but not both. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws. Deferred tax assets are reduced by the amount of any tax benefits that are not expected to be realized. A valuation allowance is recognized if, based on the weight of all available evidence, it is more likely than not that some portion, or all, of the deferred tax asset will not be realized. Evaluation of the realizability of deferred tax assets is subject to significant judgment requiring careful consideration of all facts and circumstances. The Company classifies deferred tax assets and liabilities as non-current in the Consolidated Balance Sheet. Tax assets and liabilities are not offset unless attributable to the same tax jurisdiction and netting is possible according to law and, as it relates to payables and receivables, expected to take place in the same period.

Tax benefits associated with tax positions taken in the Company's income tax returns are initially recognized when it is more likely than not that those tax positions will be sustained upon examination by the relevant taxing authorities. The Company's evaluation of its tax benefits is based on the probability of the tax position being upheld if challenged by the taxing authorities (including through negotiation, appeals, settlement and litigation). Whenever a tax position does not meet the initial recognition criteria, the tax benefit is subsequently recognized if there is a substantive change in the facts and circumstances that cause a change in judgment concerning the sustainability of the tax position upon examination by the relevant taxing authorities. In cases where tax benefits meet the initial recognition criterion, the Company continues, in subsequent periods, to assess its ability to sustain those positions. A previously recognized tax benefit is derecognized when it is no longer more likely than not that the tax position would be sustained upon examination. Liabilities for unrecognized tax benefits are classified as non-current unless the payment of the liability is expected to be made within the next 12 months. For further details, see Note 5.

EARNINGS PER SHARE

The Company calculates basic earnings per share (EPS) by dividing net income attributable to controlling interest by the weighted-average number of shares of common stock outstanding for the period (net of treasury shares). The Company's unvested RSUs and PSUs, of which some include the right to receive non-forfeitable dividend equivalents, are considered participating securities. The diluted EPS reflects the potential dilution that could occur if common stock was issued for awards under the Stock Incentive Plan and is calculated using the treasury stock method. The treasury stock method assumes that the Company uses the proceeds from the exercise of stock option awards to repurchase ordinary shares at the average market price during the period. For unvested restricted stock, assumed proceeds under the treasury stock method will include unamortized compensation cost and windfall tax benefits or shortfalls. For further details, see Notes 18 and 22.

CASH EQUIVALENTS

The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

RECEIVABLES AND ALLOWANCE FOR EXPECTED CREDIT LOSSES

Receivables are recorded at the invoice amount, which represents the fair value of the consideration received or receivable.

In addition to individually assess overdue customer balances for expected credit losses, the Company also calculates an allowance that reflects the expected credit losses on receivables considering both historical experience and forward-looking assumptions. The method calculates the expected credit loss for a group of customers by using the customer groups' average short-term default rates based on officially published credit ratings and the Company's historical experience. These default rates are considered the Company's best estimate of the customer's ability to pay. The Company regularly reassesses the customer groups and the applied customer group's default rates by using its best judgment when considering changes in customer's credit ratings, customer's historical payments and loss experience, current market and economic conditions and the Company's expectations of future market and economic conditions.

There can be no assurance that the amount ultimately realized for receivables will not be materially different from that assumed in the calculation of the allowance for expected credit losses.

INVENTORIES

The cost of inventories is computed according to the first-in first-out method (FIFO). Cost includes the cost of materials, direct labor and the applicable share of manufacturing overhead. Inventories are evaluated based on individual or, in some cases, groups of inventory items. Reserves are established to reduce the value of inventories to the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Excess inventories are quantities of items that exceed anticipated sales or usage for a reasonable period. The Company calculates provisions for excess and obsolete inventories based on the number of months of inventories on hand compared to anticipated sales or usage. Management uses its judgment to forecast sales or usage and to determine what constitutes a reasonable period. There can be no assurance that the amount ultimately realized for inventories will not be materially different from that assumed in the calculation of the reserves.

PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment is recorded at historical cost. Construction in progress generally involves short-term projects for which capitalized interest is not significant. The Company provides for depreciation of property, plant and equipment computed under the straight-line method over the assets' estimated useful lives, or in the case of leasehold improvements over the shorter of the useful life or the lease term. Amortization on finance leases is recognized with depreciation expense in the Consolidated Statements of Income over the shorter of the assets' expected life or the lease contract term. Repairs and maintenance are expensed as incurred.

LEASES

In accordance with ASC 842, *Leases*, the Company recognizes contracts that is, or contains, a lease when the contract conveys the right to control the use of a physically identified asset for a period of time in exchange for consideration in the balance sheet as a right-of-use asset and lease liability. The Company recognizes a right-of-use asset and a lease liability at lease commencement. The lease liability for both finance and operating leases is measured at the present value of the remaining lease payments, discounted at the implicit interest rate in the lease and if it is not readily determinable, the Company uses its incremental borrowing rate. The right-of-use asset (ROU) for finance and operating leases is initially measured at the sum of the initial lease liability plus initial direct costs plus prepaid lease payments minus lease incentives received. Lease payments include undiscounted fixed payments plus optional payments that are reasonably certain to be owed. Lease payments do not include variable lease payments other than those that depend on an index or rate. Variable lease payments that depend on an index or a rate are included in the calculation of lease payments and in the measurement of the lease liability.

If the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate as the discount rate. The Company uses its best judgment when determining the incremental borrowing rate, which is the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term to the lease payments in a similar currency.

The Company has elected the practical expedient of not separating lease components from non-lease components for all its classes of underlying assets. The Company has also elected to recognize the lease payments for short-term leases in its consolidated statement of income on a straight-line basis over the lease term and recognize the variable lease payments in the period in which the obligation for those payments is incurred.

Finance lease right-of-use assets are presented together with other property, plant and equipment assets and finance lease liabilities are presented together with other current and non-current liabilities in the Consolidated Balance Sheets. Finance leases were not material as of December 31, 2025 or December 31, 2024.

For further details on the Company's leases, see Note 3.

LONG-LIVED ASSET IMPAIRMENT

The Company evaluates the carrying value and useful lives of long-lived assets, other than goodwill and intangible assets, when indications of impairment are evident, or it is likely that the useful lives have decreased, in which case the Company depreciates the assets over the remaining useful lives. Impairment testing is primarily done by using the cash flow method based on undiscounted future cash flows. Estimated undiscounted cash flows for a long-lived asset being evaluated for recoverability are compared with the respective carrying amount of that asset. If the estimated undiscounted cash flows exceed the carrying amount of the assets, the carrying amounts of the long-lived asset are considered recoverable, and an impairment should not be recorded. However, if the carrying amount of a group of assets exceeds the undiscounted cash flows, an entity must then measure the long-lived assets' fair value to determine whether an impairment loss should be recognized, generally using a discounted cash flow model. Generally, the lowest level of cash flows for impairment assessment is customer platform level.

GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of the fair value of consideration transferred over the fair value of net assets of businesses acquired. Goodwill is not amortized but subject to at least an annual review for impairment. Other definite-lived intangible assets, principally related to acquired technology, are amortized over their useful lives which range from 3 to 25 years.

The Company performs its annual impairment testing in the fourth quarter of each year. Impairment testing is required more often than annually if an event or circumstance indicates that an impairment, or decline in value, may have occurred. The Company uses either a qualitative assessment or a quantitative calculation for its impairment testing. The qualitative assessment permits the Company to assess whether it is more than likely than not (i.e., a likelihood of greater than 50%) that goodwill is impaired. If the Company concludes based on the qualitative assessment that it is not more likely than not that the fair value of goodwill is less than its carrying amount, it would not have to quantitatively determine the asset's fair value. The Company also considers external factors that could affect the significant inputs used to determine fair value.

In 2025, the Company performed a quantitative impairment test by calculating the fair value of its goodwill. The estimated fair market value of goodwill is determined by the discounted cash flow method.

There were no impairments of goodwill from 2023 through 2025.

WARRANTIES AND RECALLS

The Company records liabilities for product recalls when probable claims are identified and when it is possible to reasonably estimate costs. Recall costs are costs incurred when the customer decides to formally recall a product due to a known or suspected safety concern. Product recall costs are estimated based on the expected cost of replacing the product and the customers' cost of carrying out the recall, which is affected by the number of vehicles subject to recall and the cost of labor and materials to remove and replace the defective product. Insurance receivables, related to recall issues covered by the insurance, are included within other current and non-current assets in the Consolidated Balance Sheets. Provisions for warranty claims are estimated based on prior experience, likely changes in performance of newer products and the mix and volume of products sold. The provisions are recorded on an accrual basis. For further details, see Note 14.

RESTRUCTURING PROVISIONS

The Company defines restructuring expense to include costs directly associated with rightsizing, exit or disposal activities. Estimates of restructuring charges are based on information available at the time such charges are recorded. In general, management anticipates that restructuring activities will be completed within a timeframe such that significant changes to the exit plan are not likely. Due to inherent uncertainty involved in estimating restructuring expenses, actual amounts paid for such activities may differ from amounts initially estimated. For further details, see Note 13.

PENSION OBLIGATIONS

The Company provides for both defined contribution plans and defined benefit plans. A defined contribution plan generally specifies the periodic amount that the employer must contribute to the plan and how that amount will be allocated to the eligible employees who perform services during the same period. A defined benefit pension plan is one that contains pension benefit formulas, which generally determine the amount of pension benefits that each employee will receive for services performed during a specified period of employment.

The amount recognized as a defined benefit liability is the net total of projected benefit obligation (PBO) minus the fair value of plan assets (if any). For further details, see Note 20.

CONTINGENT LIABILITIES

Various claims, lawsuits and proceedings are pending or threatened against the Company or its subsidiaries, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability or other matters (see Note 14). The Company diligently defends itself in such matters and, in addition, carries insurance coverage to the extent reasonably available against insurable risks. The Company records liabilities for claims, lawsuits and proceedings, when they are probable and it is possible to reasonably estimate the cost of such liabilities. Legal costs expected to be incurred in connection with a loss contingency are expensed as such costs are incurred.

The Company believes, based on currently available information, that the resolution of outstanding matters, other than any antitrust related matters described in Note 19 after taking into account recorded liabilities and available insurance coverage, should not have a material effect on the Company's financial position or results of operations. However, due to the inherent uncertainty associated with such matters, there can be no assurance that the final outcomes of these matters will not be materially different from current estimates.

TRANSLATION OF NON-U.S. SUBSIDIARIES

The assets and liabilities of subsidiaries with functional currency other than U.S. dollars are translated into U.S. dollars based on the current exchange rate prevailing at each balance sheet date and any resulting translation adjustments are included in accumulated other comprehensive loss. The assets and liabilities of foreign subsidiaries whose local currency is not their functional currency are remeasured from their local currency to their functional currency and then translated to U.S. dollars. Revenues and expenses are translated into U.S. dollars using the average exchange rates prevailing for each period presented.

RECEIVABLES AND LIABILITIES IN NON-FUNCTIONAL CURRENCIES

Receivables and liabilities not denominated in functional currencies are converted at year-end exchange rates. Net transaction (losses) gains, reflected in the Consolidated Statements of Income, amounted to $(27) million in 2025, $1 million in 2024 and $(30) million in 2023, and are recorded in operating income if they relate to operational receivables and liabilities or are recorded in other non-operating items, net if they relate to financial receivables and liabilities.

NEW ACCOUNTING STANDARDS

Changes to GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASUs") to the FASB's Accounting Standards Codification (ASC). The Company considers the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have an immaterial impact on the Company's consolidated financial statements.

Adoption of New Accounting Standards

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740), Improvements to Income Tax Disclosures*, to enhance the transparency and decision usefulness of income tax disclosures as well as improve the effectiveness of income tax disclosures. The amendments in this update require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. The amendments in this update also require that all entities disclose on an annual basis certain detailed information about income taxes paid. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity's worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The amendments in this update are effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments in ASU 2023-09 updated should be applied on a prospective basis. Retrospective application is permitted. The Company adopted ASU 2023-09 prospectively as of December 31, 2025. The adoption of ASU 2023-09 resulted in incremental disclosures in the Company's financial statements.

In December 2025, the FASB issued ASU 2025-10, *Government Grants (Topic 832), Accounting for Government Grants Received by Business Entities*, to improve GAAP by establishing authoritative guidance on the accounting for government grants received by a business entity. The amendments in ASU 2025-10 establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The amendments in ASU 2025-10 require that a government grant received by a business entity should not be recognized until: 1) It is probable that (a) a business entity will comply with the conditions attached to the grant and (b) the grant will be received. 2) A business entity meets the recognition guidance for a grant related to an asset or a grant related to income. The amendments in ASU 2025-10 also require that a business entity provide disclosures, including the nature of the government grant received, the accounting policies used to account for the grant, and significant terms and condition of the grant. The amendments in ASU 2025-10 are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The amendments in ASU 2025-10 should be applied using one of the following transition approaches: 1) A modified prospective approach to both: (a) Government grants that are entered into on or after the effective date (b) Government grants that are not complete as of the effective date. 2) A modified retrospective approach to both: (a) Government grants that are entered into on or after the beginning of the earliest period presented (b) Government grants that are not complete as of the beginning of the earliest period presented. 3) A retrospective approach to all government grants through a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the earliest period presented. The Company adopted ASU 2025-10 using the modified retrospective as of December 31, 2025. No material adjustments were required as a result of the retrospective adoption of ASU 2025-10.

Accounting Standards Issued But Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40), Disaggregation of Income Statement Expenses*, to improve financial reporting by requiring additional information about specific expense categories in the notes to the financial statements at interim and annual reporting periods. The amendments in ASU 2024-03 do not change or remove current expense disclosure requirements. The amendments require that at each interim and annual reporting period an entity should disclose the amounts of (a) purchase of inventory, (b) employee compensation, (c) depreciation and (d) intangible asset amortization included in each relevant expense caption. The amendments in ASU 2024-03 are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in ASU 2024-03 should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of ASU 2024-03 or (2) retrospectively to any or all periods presented in the financial statements. The adoption of ASU 2024-03 is expected to result in incremental disclosures in the Company's financial statements. The Company will adopt the amendments in ASU 2024-03 prospectively upon the effective date.

In September 2025, the FASB issued ASU 2025-06, *Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40), Targeted improvements to the Accounting for Internal-Use Software*, to modernize the accounting for software costs that are accounted for under Subtopic 350-40. ASU 2025-06 removes all references to prescriptive and sequential software development stages throughout Subtopic 350-40. Therefore, an entity is required to start capitalizing software costs when both of the following occur: 1) Management has authorized and committed to funding the software project and 2) It is probable that the project will be completed, and the software will be used to perform the function intended. The amendments in ASU 2025-06 are effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The amendments in ASU 2025-06 permits entities to use either 1) a prospective transition approach, 2) a modified transition approach, or 3) a retrospective transition approach. The Company is currently assessing the impact that ASU 2025-06 will have on its financial statements and expects to adopt the amendments in ASU 2025-06 using the prospective transition approach. The Company expects that its capitalization of internal-use software costs will not change significantly under the amendments in ASU 2025-06.

In December 2025, the FASB issued ASU 2025-11, *Interim Reporting (Topic 270), Narrow-Scope Improvements,* to provide clarity about the current requirements, rather than evaluate whether to expand or reduce interim disclosure requirements. The amendments in ASU 2025-11 result in a comprehensive list of interim disclosures that are required by GAAP. The amendments in ASU 2025-11 also include a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in ASU 2025-11 can be applied either (1) prospectively or (2) retrospectively to any or all prior periods presented in the financial statements. The Company expects to early adopt ASU 2025-11 prospectively to all prior periods presented in the first quarter of 2026. The Company expects that the adoption of ASU 2025-11 will not have a significant impact on its interim disclosures.

3. Leases

The Company has operating leases for offices, manufacturing and research buildings, machinery, cars, data processing and other equipment. The Company's leases have remaining lease terms of 1 to 43 years, some of which include options to extend the leases for up to 25 years, and some of which include options to terminate the leases within one year.

As of December 31, 2025, the Company has no additional material operating leases that have not yet commenced.

The following tables provide information about the Company's operating leases. The Company has not identified any material finance leases as of December 31, 2025; therefore, the finance lease components have not been disclosed in the tables below.

Lease cost

(Dollars in millions)		2025		2024		2023
Operating lease cost	$	48	$	47	$	54
Short-term lease cost		7		6		8
Variable lease cost		7		6		5
Sublease income		(1)		(1)		(1)
Total lease cost	$	62	$	58	$	66

Other information

(Dollars in millions)		Year ended or as of December 31,		
		2025		2024
Cash paid for amounts included in the measurement of operating lease liabilities	$	49	$	45
Right-of-use assets obtained in exchange for new operating lease liabilities		46		27
Weighted-average remaining lease term - operating leases		8.7 years		8.9 years
Weighted-average discount rate - operating leases		3.2%		3.3%

Maturities of operating lease liabilities (undiscounted cash flows) are as follows:

(Dollars in millions)	Maturities
2026	$ 41
2027	31
2028	21
2029	15
2030	10
Thereafter	72
Total operating lease payments	**189**
Less imputed interest	(24)
Total operating lease liabilities	$ **165**

4. Fair Value Measurements

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, other current liabilities and short-term debt approximate their fair value because of the short-term maturity of these instruments.

The Company uses derivative financial instruments, "derivatives", as part of its debt management to mitigate the market risk that occurs from its exposure to changes in interest and foreign exchange rates. The Company does not enter into derivatives for trading or other speculative purposes. The Company's use of derivatives is in accordance with the strategies contained in the Company's overall financial policy. All derivatives are recognized in the consolidated financial statements at fair value. Certain derivatives are from time to time designated either as fair value hedges or cash flow hedges in line with the hedge accounting criteria. For certain other derivatives hedge accounting is not applied either because non-hedge accounting treatment creates the same accounting result or the hedge does not meet the hedge accounting requirements, although entered into applying the same rationale concerning mitigating market risk that occurs from changes in interest and foreign exchange rates.

The degree of judgment utilized in measuring the fair value of the instruments generally correlates to the level of pricing observability. Pricing observability is impacted by several factors, including the type of asset or liability, whether the asset or liability has an established market and the characteristics specific to the transaction. Instruments with readily active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment utilized in measuring fair value. Conversely, assets rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment utilized in measuring fair value.

Under U.S. GAAP, there is a disclosure framework hierarchy associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by the hierarchy are as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 - Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The Company's derivatives are all classified as Level 2 of the fair value hierarchy.

The tables below present information about the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and December 31, 2024. The carrying value is the same as the fair value as these instruments are recognized in the consolidated financial statements at fair value. Although the Company is party to close-out netting agreements (ISDA agreements) with all derivative counterparties, the fair values in the tables below and in the Consolidated Balance Sheets at December 31, 2025 and December 31, 2024 have been presented on a gross basis. According to the close-out netting agreements, transaction amounts payable to a counterparty on the same date and in the same currency can be netted. The amounts subject to netting agreements that the Company choose not to offset are presented below.

DERIVATIVES DESIGNATED AS HEDGING INSTRUMENTS

There were no derivatives designated as hedging instruments as of December 31, 2025 and December 31, 2024.

DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS

Derivatives not designated as hedging instruments relate to economic hedges and are marked to market with all amounts recognized in the Consolidated Statements of Income. The derivatives not designated as hedging instruments outstanding at December 31, 2025 and December 31, 2024 were foreign exchange swaps.

For 2025, the Company recognized a gain of $8 million in other non-operating items, net for derivative instruments not designated as hedging instruments. For 2024, the Company recognized a loss of $27 million. For 2023, the Company recognized a loss of $2 million. The realized part of the losses referred to above are reported under financing activities in the statement of cash flows. For 2025 the gains and losses, net recognized as interest expense were a loss of $5 million. For 2024 and 2023, the gains and losses, net recognized as interest expense were immaterial.

(Dollars in millions)	DECEMBER 31, 2025			DECEMBER 31, 2024		
		Fair Value Measurements			Fair Value Measurements	
	Nominal volume	Derivative asset (Other current assets)	Derivative liability (Other current liabilities)	Nominal volume	Derivative asset (Other current assets)	Derivative liability (Other current liabilities)
DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS						
Foreign exchange swaps, less than 6 months	$ 3,294 [1]	$ 12 [2]	$ 24 [3]	$ 2,916 [4]	$ 22 [5]	$ 42 [6]
TOTAL DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS	**$ 3,294**	**$ 12**	**$ 24**	**$ 2,916**	**$ 22**	**$ 42**

1) Net nominal amount after deducting for offsetting swaps under ISDA agreements is $3,294 million.
2) Net amount after deducting for offsetting swaps under ISDA agreements is $12 million.
3) Net amount after deducting for offsetting swaps under ISDA agreements is $24 million.
4) Net nominal amount after deducting for offsetting swaps under ISDA agreements is $2,916 million.
5) Net amount after deducting for offsetting swaps under ISDA agreements is $22 million.
6) Net amount after deducting for offsetting swaps under ISDA agreements is $42 million.

FAIR VALUE OF DEBT

The fair value of long-term debt is determined either from quoted market prices as provided by participants in the secondary market or for long-term debt without quoted market prices, estimated using a discounted cash flow method based on the Company's current borrowing rates for similar types of financing. The Company has determined that each of these fair value measurements of debt reside within Level 2 of the fair value hierarchy.

During the fourth quarter of 2025, the Company issued a 5-year €300 million green Eurobond. During the first quarter of 2024 and first quarter of 2023, the Company issued its first green Eurobonds, of €500 million each.

The fair value and carrying value of debt are summarized in the table below.

(Dollars in millions)	DECEMBER 31, 2025		DECEMBER 31, 2024	
	CARRYING VALUE[1]	FAIR VALUE	CARRYING VALUE[1]	FAIR VALUE
LONG-TERM DEBT				
Bonds	$ 1,715	$ 1,736	$ 1,512	$ 1,527
Loans	17	17	10	10
	2	2	0	0
TOTAL	**$ 1,734**	**$ 1,755**	**$ 1,522**	**$ 1,537**
SHORT-TERM DEBT				
Short-term portion of long-term debt	$ 285	$ 287	$ 273	$ 275
Overdrafts and other short-term debt	134	134	114	114
TOTAL	**$ 419**	**$ 421**	**$ 387**	**$ 389**

1) Debt as reported in balance sheet.

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A NON-RECURRING BASIS

In addition to assets and liabilities that are measured at fair value on a recurring basis, the Company also has assets and liabilities in its balance sheet that are measured at fair value on a nonrecurring basis including certain long-lived assets, including equity method investments, goodwill and other intangible assets, typically as it relates to impairment.

The Company has determined that the fair value measurements included in each of these assets and liabilities rely primarily on Company-specific inputs and the Company's assumptions about the use of the assets and settlements of liabilities, as observable inputs are not available. The Company has determined that each of these fair value measurements reside within Level 3 of the fair value hierarchy. To determine the fair value of long-lived assets as of the reporting date, the Company utilizes the projected cash flows expected to be generated by the long-lived assets, then discounts the future cash flows over the expected life of the long-lived assets.

For the period 2023 to 2025, the Company did not record any material impairment charges on its long-lived assets for its continuing operations.

5. Income Taxes

INCOME BEFORE INCOME TAXES (Dollars in millions)	2025	2024	2023
U.S.	$ (95)	$ (51)	$ 29
Non-U.S.	1,081	926	583
Total	**$ 986**	**$ 875**	**$ 612**

PROVISION (BENEFIT) FOR INCOME TAXES (Dollars in millions)	2025	2024	2023
Current			
U.S. federal	$ 6	$ (6)	$ 19
Non-U.S.	256	260	210
U.S. state and local	1	3	3
Deferred			
U.S. federal	(15)	(11)	(7)
Non-U.S.	5	(16)	(101)
U.S. state and local	(3)	(3)	(1)
Total income tax expense	**$ 250**	**$ 227**	**$ 123**

EFFECTIVE INCOME TAX RATE (AFTER ADOPTION OF ASU 2023-09)

(Dollars in millions)	YEAR ENDED DECEMBER 31, 2025	
US Federal Statutory Tax Rate	$ 207	21.0%
State and Local Income Taxes, Net of Federal Income Tax Effect	(1)	(0.1%)
Effect of Changes in Tax Laws or Rates Enacted in the Current Period	0	0.0%
Effect of Cross Border Tax Laws		
Global Intangible Low Taxed Income	14	1.4%
Tax Credits	(7)	(0.7%)
Changes in Valuation Allowances	0	0.0%
Non-taxable or Non-deductible items	1	0.1%
Other Domestic Federal Tax Items	0	0.0%
Foreign Tax Effects		
China		
Statutory tax rate difference between China and United States	11	1.1%
Withholding Taxes	25	2.5%
Changes in Valuation Allowances	1	0.1%
Other	(4)	(0.4%)
Germany		
Changes in Valuation Allowances	(13)	(1.3%)
Other	(1)	(0.1%)
India		
Changes in Valuation Allowances	(2)	(0.2%)
Settlement of Tax Audits	10	1.0%
Other	7	0.7%
Mexico		
Other	19	1.9%
Sweden		
Foreign Tax Credit	(23)	(2.3%)
Other	(4)	(0.4%)
Turkey		
Other Deferred Tax Adjustments	(12)	(1.2%)
Other	4	0.4%
Other Foreign Jurisdictions		
Enacted changes in tax laws or rates	2	0.2%
Change in Valuation Allowances	(3)	(0.3%)
Other Adjustments	21	2.2%
Worldwide Changes in unrecognized tax benefits	(2)	(0.2%)
Other Adjustments	0	0.0%
Total	250	25.4%

State and local income taxes in Alabama, Texas, Tennessee and Indiana comprise the majority of the state and local income taxes, net of federal effect category.

EFFECTIVE INCOME TAX RATE (PRIOR TO ADOPTION OF ASU 2023-09) (%)

	2024	2023
U.S. federal income tax rate	21.0 %	21.0 %
Non-Deductible Expenses	0.9	1.8
Foreign tax rate variances	2.2	4.6
Tax credits	(2.1)	(3.9)
Change in Valuation Allowances	0.5	11.6
Changes in tax reserves	(2.1)	2.7
Provision to Return	(1.5)	(0.2)
Earnings of equity investments	(0.2)	(0.2)
Withholding taxes	5.6	5.2
State taxes, net of federal benefit	0.0	0.3
Tax Audits	(0.5)	0.0
Other Deferred Tax Adjustments[1]	0.0	(26.7)
U.S. FDII Deduction	0.0	(0.4)
U.S. GILTI Tax	1.9	3.4
Impact of Translation Rates	0.6	1.1
Other, net	(0.3)	(0.2)
Effective income tax rate	26.0 %	20.1 %

[1] Deferred tax asset recognized in 2023 due to the transfer of certain assets and operations as part of the Company's restructuring activities.

The following table summarizes the Company's income tax payments net of tax refunds by jurisdiction:

INCOME TAXES PAID (Dollars in millions)	2025		2024		2023
US Federal	$ (13)				
US State and Local	4				
Foreign:					
China	90				
India	21				
Japan	23				
Korea	13				
Mexico	24				
Romania	15				
Thailand	34				
Other[1]	19				
Foreign Subtotal	239				
Total cash paid for income taxes (net of refunds)	$ 230				
Total cash paid for income taxes (Prior to ASU 2023-09)		$	207	$	192

[1] Includes jurisdictions below the threshold for the period presented.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On December 31, 2025, the Company had net operating loss carryforwards (NOL's) of approximately $329 million, of which approximately $311 million have no expiration date. The remaining losses expire on various dates through 2035.

Valuation allowances have been established which partially offset the related deferred assets. Such allowances are primarily provided against NOL's of companies that have perennially incurred losses, as well as the NOL's of companies that are start-up operations and have not established a pattern of profitability. The Company assesses all available evidence, both positive and negative, to determine the amount of any required valuation allowance. During 2024, the Company recorded valuation allowances against deferred tax assets of tax losses in certain companies and a partial valuation allowance against the deferred tax asset recognized due to the transfer of certain assets and operations as part of the Company's restructuring activities, on the basis of management's assessment of the amount of the related deferred tax assets that are not more likely than not to be realized.

The foreign tax rate variance reflects the fact that approximately two-thirds of the Company's non-U.S. pre-tax income is generated by business operations located in tax jurisdictions where the tax rate is between 20-30%. The tax rate from quarter to quarter and from year to year is also impacted by the mix of earnings and tax rates in various jurisdictions compared to the same periods or prior years.

The Company has reserves for income taxes that may become payable in future periods as a result of tax audits. These reserves represent the Company's best estimate of the potential liability for tax exposures. Inherent uncertainties exist in estimates of tax exposures due to changes in tax law, both legislated and concluded through the various jurisdictions' court systems. The Company files income tax returns in the United States federal jurisdiction, and various states and non-U.S. jurisdictions.

The Company recognizes tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in the Company's tax returns that do not meet these recognition and measurement standards. At any given time, the Company is undergoing tax audits in several tax jurisdictions, covering multiple years. The Company is no longer subject to income tax examination by the U.S. Federal tax authorities for years prior to 2022. With few exceptions, the Company is no longer subject to income tax examination by U.S. state or local tax authorities or by non-U.S. tax authorities for years before 2016. The Company is undergoing tax audits in several non-U.S. jurisdictions and several U.S. state jurisdictions, covering multiple years. As of December 31, 2025, as a result of those tax examinations, the Company is not aware of any proposed income tax adjustments that would have a material impact on the Company's financial statements, however, other audits could result in additional increases or decreases to the unrecognized tax benefits in some future period or periods.

The following table summarizes the activity related to the Company's unrecognized tax benefits.

UNRECOGNIZED TAX BENEFITS (Dollars in millions)	2025		2024		2023	
Unrecognized tax benefits at beginning of year	$	35	$	83	$	67
Increases as a result of tax positions taken during a prior period		1		0		8
Increases as a result of tax positions taken during the current period		8		4		7
Decreases as a result of tax positions taken during a prior period		0		(6)		0
Decreases relating to settlements with taxing authorities		(4)		(6)		0
Decreases resulting from the lapse of the applicable statute of limitations		(4)		(39)		0
Translation Difference		0		(1)		1
Total unrecognized tax benefits at end of year	$	36	$	35	$	83

The Company recognizes interest and potential penalties accrued related to unrecognized tax benefits in tax expense. As of December 31, 2024, the Company recorded $43 million of taxes payable for unrecognized tax benefits, including $11 million accrued for interest and penalties. In addition, $3 million of unrecognized tax benefits reported above are offset by valuation allowances. During 2025, the Company recorded a net increase of $14 million to income tax reserves for unrecognized tax benefits related to tax positions taken in current year. Also, during 2025, the Company recorded a net decrease of $15 million to income tax reserves for unrecognized tax benefits due to settlement of audits and expiration of statutes of limitations.

As of December 31, 2025, the Company has recorded $42 million of taxes payable for unrecognized tax benefits, including $9 million accrued for interest and penalties. In addition, $3 million of unrecognized tax benefits reported above are offset by valuation allowances. Of the total unrecognized tax benefits of $42 million recorded as taxes payable at December 31, 2025, $6 million is classified as current income tax payable, and $36 million is classified as non-current tax payable included in Other Non-Current Liabilities on the Consolidated Balance Sheets. Substantially all of these reserves would impact the effective tax rate if released into income.

The tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities were as follows.

DEFERRED TAXES (Dollars in millions)		December 31,				
		2025		2024		2023
Assets						
Provisions	$	114	$	112	$	126
Costs capitalized for tax		110		85		57
Other Deferred Tax Asset[1]		171		158		160
Property, plant and equipment		24		30		11
Retirement Plans		48		39		40
Tax receivables, principally NOL's		93		99		133
Deferred tax assets before allowances		**560**		**523**		**527**
Valuation allowances		(109)		(126)		(129)
Total		**451**		**397**		**398**
Liabilities						
Distribution taxes		(5)		(3)		(3)
Other		0		0		(1)
Total		**(5)**		**(3)**		**(4)**
Net deferred tax asset	$	**446**	$	**394**	$	**394**

1) Deferred tax asset recognized in 2023 due to the transfer of certain assets and operations as part of the Company's restructuring activities, and is partially offset by the increased valuation allowances.

The following table summarizes the activity related to the Company's valuation allowances (dollars in millions):

VALUATION ALLOWANCES AGAINST DEFERRED TAX ASSETS (Dollars in millions)		December 31,				
		2025		2024		2023
Allowances at beginning of year	$	**126**	$	**129**	$	**46**
Benefits reserved current year		6		11		81
Benefits recognized current year[1]		(34)		(6)		(2)
Translation difference		11		(8)		4
Allowances at end of year	$	**109**	$	**126**	$	**129**

1) Benefits reserved in 2023 include the partial reserve against deferred tax assets recognized in 2023 due to the transfer of certain assets and operations as part of the Company's restructuring activities.

As of December 31, 2025, the Company did not record U.S. income taxes on undistributed earnings in some foreign subsidiaries because those earnings were indefinitely reinvested in the operation of those subsidiaries. Most of these undistributed earnings are not subject to withholding taxes upon distribution to intermediate holding companies. However, when appropriate, the Company provides for the cost of such distribution taxes. Determining the unrecognized deferred tax liability on those unremitted earnings is not practicable because of the complexity of the hypothetical calculation and the inherent uncertainty regarding the timing and manner of any potential future repatriation. If such earnings were to be distributed, the Company could be subject to additional U.S. federal and state income taxes, foreign withholding taxes, and other tax consequences.

6. Receivables

(Dollars in millions)	December 31,					
		2025		2024		2023
Receivables	$	2,250	$	2,003	$	2,206
Allowance for credit losses at beginning of year		(10)		(8)		(10)
Reversal of (addition to) allowance		(6)		(2)		(2)
Write-off against allowance		2		0		3
Translation difference		(1)		0		(0)
Allowance for credit losses at end of year		(14)		(10)		(8)
Total receivables, net of allowance	$	2,236	$	1,993	$	2,198

7. Inventories

(Dollars in millions)	December 31,					
		2025		2024		2023
Raw material	$	481	$	418	$	457
Work in progress		293		295		347
Finished products		304		290		296
Inventories gross		1,078		1,003		1,100
Inventory reserve at beginning of year		(82)		(89)		(91)
Change in reserve, net		2		1		3
Translation difference		(6)		5		(0)
Inventory reserve at end of year		(86)		(82)		(89)
Total inventories, net of reserve	$	992	$	921	$	1,012

8. Investments and Other Non-Current Assets

(Dollars in millions)	December 31,			
		2025		2024
Equity method investments	$	16	$	13
Deferred tax assets		461		412
Income tax receivables		17		19
Insurance receivables		6		44
Other non-current assets		68		60
Total other non-current assets	$	568	$	548

As of December 31, 2025 and 2024, the Company had one equity method investment. The Company owns 49% of Autoliv-Hirotako Safety Sdn, Bhd (parent and subsidiaries) in Malaysia which it currently does not control, but in which it exercises significant influence over operations and financial position.

9. Property, Plant and Equipment

(Dollars in millions)	December 31,				Estimated life
		2025		2024	
Land and land improvements	$	131	$	127	n/a to 15
Buildings		1,174		1,038	20-40
Machinery and equipment		5,090		4,539	3-12
Construction in progress		527		629	n/a
Property, plant and equipment		6,922		6,334	
Less accumulated depreciation		(4,506)		(4,095)	
Net of depreciation	$	2,417	$	2,239	

DEPRECIATION INCLUDED IN (Dollars in millions)		2025		2024		2023
Cost of sales	$	365	$	347	$	340
Selling, general and administrative expenses		15		13		12
Research, development and engineering expenses, net		25		26		24
Total	$	405	$	385	$	376

No significant fixed asset impairments related to the Company's operations were recognized during 2025, 2024 or 2023.

The net book value of machinery and equipment and buildings and land under finance lease contracts recorded at December 31, 2025 and December 31, 2024 and included in the table above were immaterial. The amortization expense related to finance leases is included with depreciation expenses disclosed in the table above.

10. Goodwill and Intangible Assets

GOODWILL (Dollars in millions)	December 31,			
	2025		**2024**	
Carrying amount at beginning of year	$	1,368	$	1,378
Translation differences		11		(10)
Carrying amount at end of year	$	1,379	$	1,368

Approximately $1.2 billion of the Company's goodwill is associated with the 1997 merger of Autoliv AB and the Automotive Safety Products Division of Morton International, Inc. No goodwill impairment charges were recognized during 2025, 2024 or 2023.

AMORTIZABLE INTANGIBLES (Dollars in millions)	December 31,			
	2025		**2024**	
Gross carrying amount	$	401	$	386
Accumulated amortization		(393)		(379)
Carrying value	$	7	$	7

At December 31, 2025, intangible assets subject to amortization mainly relate to acquired technology. No significant impairments of intangible assets were recognized during 2025, 2024 or 2023.

Amortization expense related to intangible assets for the years 2025, 2024 and 2023 were immaterial and estimated future amortization expense is immaterial for all future periods.

11. Supplier Finance Program Obligations

The Company has an agreement with an external payment service provider to facilitate the payments to certain suppliers. The outstanding obligations confirmed towards the external payment service provider are recorded in Accounts Payable in the Consolidated Balance Sheet until payment has been effected. The Company has undertaken to make sure the payment is effected on the original invoice maturity date. The average payment terms during 2025 was 116 days compared to 117 days during 2024.

The roll-forward of the Company's outstanding obligations confirmed as valid under its supplier finance program for the year ended December 31, 2025 is as follows (dollars in millions):

(Dollars in millions)	As of December 31,			
	2025		**2024**	
Confirmed obligations outstanding at beginning of the period	$	335	$	345
Invoices confirmed during the period		1,671		1,536
Confirmed invoices paid during the period		(1,641)		(1,546)
Confirmed obligations outstanding at end of the period	$	365	$	335

12. Accrued liabilities

(Dollars in millions)	December 31,			
	2025		**2024**	
Employee-related liabilities	$	228	$	203
Variable considerations to customers		242		185
Restructuring reserve		82		151
Product related liabilities		87		65
Other accrued liabilities		411		451
Total accrued liabilities	$	1,050	$	1,056

13. Restructuring

Restructuring provisions are made on a case-by-case basis and primarily include severance costs incurred in connection with employee reductions and plant consolidations. Restructuring costs other than employee related costs are immaterial for all periods presented and are included in the table below. The Company expects to finance restructuring programs over the next several years through cash generated from its ongoing operations or through cash available under its existing credit facilities. The Company does not expect that the execution of these programs will have an adverse impact on its liquidity position. The changes in the employee-related reserves in the table below have been charged against Other income (expense), net in the Consolidated Statements of Income. The restructuring reserve balance is included within Accrued liabilities in the Consolidated Balance Sheet (see Note 12).

(Dollars in millions)	December 31,					
	2025		2024		2023	
Reserve at beginning of the period	$	151	$	213	$	32
Provision - charge		10		20		212
Provision - reversal		(2)		(2)		(1)
Cash payments		(91)		(69)		(35)
Translation difference		14		(11)		7
Reserve at end of the period	$	82	$	151	$	213

The restructuring charges in 2025 of $10 million mainly related to the global structural cost reduction program activities initiated in 2023 in Europe. The cash payments of $91 million in 2025 mainly related to restructuring activities in Europe. As of December 31, 2025, the majority of the restructuring reserve balance was attributed to global structural cost reduction program activities in Europe. The Company does not expect to recognize additional material restructuring charges during 2026 related to ongoing restructuring programs. The main part of the remaining balance for the activities initiated in Europe in 2023 is expected to be concluded in 2026.

The restructuring charges in 2024 of $20 million mainly related to the global structural cost reduction program activities initiated in 2023 in Europe. The cash payments of $69 million in 2024 mainly related to restructuring activities in Europe.

The restructuring charges in 2023 of $212 million related to the global structural cost reduction program activities initiated in 2023, primarily in Europe. Cash payments of $35 million in 2023 mainly related to restructuring activities in Europe.

14. Product Related Liabilities

Autoliv is exposed to product liability and warranty claims in the event that the Company's products fail to perform as represented and such failure results, or is alleged to result, in bodily injury, and/or property damage or other loss. The Company has reserves for product risks. Such reserves are related to product performance issues including recall, product liability and warranty issues. The reserve for product related liabilities is included in accrued expenses on the Consolidated Balance Sheet. For further information, see Note 19.

The Company records liabilities for product related risks when probable claims are identified and when it is possible to reasonably estimate costs. Changes in reserve for warranty claims are estimated based on prior experience, likely changes in performance of newer products, and the mix and volume of the products sold. The changes in reserve are recorded on an accrual basis.

In 2025, the additions to the reserve mainly related to warranty related issues. Cash payments were also mainly related to warranty related issues. None of these matters were individually material during 2025.

In 2024, the additions to the reserve mainly related to warranty related issues. The reversal of the reserve was related to certain recall issues that were settled with a favorable outcome. Cash payments were related to warranty and recall related issues. None of these matters were individually material during 2024.

In 2023, the change in reserve and cash payments mainly related to the Andrews litigation settlement with the reserve partly offset by reversal of recall related issues.

The Company's recall related issues as of December 31, 2025 are partly covered by insurance. Insurance receivables are included within other current and non-current assets on the Consolidated Balance Sheet. As of December 31, 2025, the Company had total insurance receivables related to recall issues of $14 million ($54 million as of December 31, 2024).

The table below summarizes the change in the balance sheet position of the product related liabilities (dollars in millions).

(Dollars in millions)	December 31,					
	2025		2024		2023	
Reserve at beginning of the year	$	65	$	96	$	145
Addition to reserve		54		16		28
Reversal of preexisting reserve		0		(16)		(3)
Cash payments		(36)		(30)		(74)
Translation difference		3		(2)		0
Reserve at end of the year	$	87	$	65	$	96

15. Debt and Credit Agreements

SHORT-TERM DEBT

On December 31, 2025 and 2024, total short-term debt was $419 million and 387 million, respectively. In 2014, the Company issued long-term debt securities in a U.S. Private Placement. On December 31, 2025, the total short-term debt outstanding from the 2014 issuance was $285 million, with maturity in April 2026.

The Company's subsidiaries have credit agreements, including but not limited to, overdraft facilities with several local banks. Total available short-term facilities on December 31, 2025, excluding commercial paper facilities as described below, amounted to $601 million, of which approximately $112 million was utilized. The weighted average interest rate on total short-term debt outstanding on December 31, 2025 and 2024, excluding the short-term portion of long-term debt, was 4% and 5%, respectively.

LONG-TERM DEBT

As of December 31, 2025 and 2024, total long-term debt was 1,734 million and 1,522 million, respectively.

In October 2025, the Company priced and issued a 5-year green bond for a total of €300 million in the Eurobond market. The bond carries a coupon of 3.0% and matures in October 2030.

In February 2024, the Company priced and issued a 5.5-year green bond for a total of €500 million in the Eurobond market. The bond carries a coupon of 3.625% and matures in August 2029.

In March 2023, the Company priced and issued a 5-year green bond for a total of €500 million in the Eurobond market. The bond carries a coupon of 4.25% and matures in March 2028.

In 2014, the Company issued long-term debt securities in a U.S. Private Placement. On December 31, 2025, the total long-term debt outstanding from the 2014 issuance was $185 million aggregate principal amount of 15-year senior notes with an interest rate of 4.44%.

CREDIT FACILITIES

In July 2024, the Company entered into an $125 million bilateral revolving credit facility (Bilateral RCF) with substantially the same terms as the RCF with the 11 banks (see below). On December 31, 2025, this facility was not utilized.

In May 2022, the Company refinanced its existing revolving credit facility (RCF) of $1,100 million. The facility was syndicated among 11 banks and matures in May 2029. The Company pays a commitment fee on the undrawn amount of 0.10%, representing 35% of the applicable margin, which is 0.275% (given the Company's ratings of "BBB+ from Fitch and "Baa1" from Moody's). Borrowings under the facility are unsecured. On December 31, 2025, this facility was not utilized.

The Company has a €3,000 million Euro Medium Term Note Program in place for being able to issue notes to be traded on the Global Exchange Market of Euronext Dublin. On December 31, 2025, €1,300 million had been issued under this program (see long-term debt above).

The Company has a $1.0 billion US commercial paper program and a SEK 7 billion (approx. $763 million) Swedish commercial paper program. On December 31, 2025, there were no amounts outstanding under these respective facilities.

The Company is not subject to any financial covenants, i.e., performance related restrictions, in any of its significant long-term borrowings or commitments.

CREDIT RISK

In the Company's financial operations, credit risk arises in connection with cash deposits with banks and when entering into forward exchange agreements, swap contracts or other financial instruments. In order to reduce this risk, deposits and financial instruments are only entered with a limited number of banks up to a calculated risk amount of $250 million per bank for banks rated A- or above and up to $50 million for banks rated BBB+. The policy of the Company is to work with banks that have a strong credit rating and that participate in the Company's financing. In addition to this, deposits of up to an aggregate amount of $2 billion can be placed in U.S. and Swedish government paper and in certain AAA rated money market funds. On December 31, 2025, the Company had placed $267 million in money market funds.

The table below shows debt maturity as cash flow. For a description of hedging instruments used as part of debt management, see the Financial Instruments section of Note 2 and Note 4.

DEBT PROFILE

PRINCIPAL AMOUNT BY EXPECTED MATURITY (dollars in millions)	2026	2027	2028	2029	2030	Thereafter	Total long-term	Total
Bonds	$ 285	$ —	$ 589	$ 774	$ 353	$ —	$ 1,715	$ 2,000
Loans	122	9	4	4	—	2	19	141
Other short-term debt	12	—	—	—	—	—	—	12
Total principal amount	**$ 419**	**$ 9**	**$ 593**	**$ 778**	**$ 353**	**$ 2**	**$ 1,734**	**$ 2,153**

16. Shareholders' Equity

The number of shares outstanding as of December 31, 2025 was 74,705,356.

DIVIDENDS	2025		2024		2023	
Cash dividend paid per share	$	3.12	$	2.74	$	2.66
Cash dividend declared per share	$	3.12	$	2.74	$	2.66

OTHER COMPREHENSIVE LOSS / ENDING BALANCE[1] (Dollars in millions)	2025		2024	
Cumulative translation adjustments	$	(487)	$	(629)
Net pension liability		(31)		(31)
Total (ending balance)	**$**	**(518)**	**$**	**(659)**
Deferred taxes on the pension liability	**$**	**9**	**$**	**10**

1) The components of Other Comprehensive Loss are net of any related income tax effects.

In 2025, a cumulative translation gain of $11 million related to the sale of the Russian entity and a cumulative translation loss of $12 million related to the liquidation of the entities in Netherlands and Italy have been recycled and reported as part of the net change of cumulative translation adjustment in the Comprehensive Income Statement and Equity Statement. In the Statement of Income these gains and losses have been reported as part of Other income (expense), net. In 2024, a cumulative translation gain of $1 million related to liquidated entities was recycled and reported as part of the net change of cumulative translation adjustment in the Comprehensive income statement and Equity statement.

SHARE REPURCHASE PROGRAM

On June 4, 2025, the Company announced that its Board of Directors approved a new stock repurchase program that authorizes the Company to repurchase up to $2.5 billion of common shares and operates from July 1, 2025 through December 31, 2029.

During 2025, 2024 and 2023 the Company repurchased and retired 3,141,947 shares, 5,052,938 shares and 3,671,252 shares for $351 million, $552 million and $352 million, respectively.

17. Supplemental Cash Flow Information

Payments for interest and income taxes were as follows:

(Dollars in millions)	2025		2024		2023	
Interest	$	98	$	104	$	80
Income taxes		230		207		192

As of December 31, 2025, $104 million of the Company's capital expenditures for property, plant and equipment during 2025 was included in Accounts Payable balance, and therefore represents a noncash investing activity.

18. Stock Incentive Plan

The Company maintains the Autoliv, Inc. 1997 Stock Incentive Plan, as amended (the "Stock Incentive Plan"), pursuant to which it has granted to eligible employees and non-employee directors restricted stock units (RSUs) and performance shares (PSUs).

The fair value of the RSUs and PSUs is calculated as the grant date fair value of the shares expected to be issued. The RSUs and PSUs granted in 2025, 2024 and 2023 entitle the grantee to receive dividend equivalents in the form of additional RSUs and PSUs subject to the same vesting conditions as the underlying RSUs and PSUs. For the grants made during 2025, 2024 and 2023, the fair value of a RSU and a PSU was calculated by using the closing stock price on the grant date and, with respect to a PSU, estimated target performance. The grant date fair value for the RSUs and PSUs granted during 2025 was approximately $9 million and approximately $10 million, respectively.

Pursuant to the Company's non-employee director compensation policy effective May 1, 2024, the Company's non-employee directors receive an annual RSU grant having a grant date value equal to $162,500 and the Chairman of the Board of Directors also receives an additional annual RSU grant having a grant date value equal to $90,000. All RSUs granted to non-employee directors vest in one installment on the earlier of the next AGM or the first anniversary of the grant date, in each case subject to the grantee's continued service as a non-employee director on the vesting date with limited exceptions. The RSUs granted to the Company's non-employee directors entitle the grantee to receive dividend equivalents in the form of additional RSUs subject to the same vesting conditions as the underlying RSUs. The grant date fair value for the RSUs granted in 2025 to the Company's non-employee directors was approximately $2 million.

The source of the shares issued upon vesting of awards is generally from treasury shares. The Stock Incentive Plan provides for the issuance of up to 9,585,055 common shares for awards. At December 31, 2025, 7,339,781 of these shares have been issued for awards and 2,245,274 shares remain available for future grants.

All Stock Options (SOs) were granted for 10-year terms, had an exercise price equal to the fair market value per share of common stock at the date of grant, and became exercisable after one year of continued employment following the grant date. As of December 31, 2025, all SOs have been exercised or expired.

The Company recorded approximately $20 million, $16 million and $14 million stock-based compensation expense related to RSUs and PSUs for 2025, 2024 and 2023, respectively. The compensation expense is included in the same lines as cash compensation paid to the same employees and nonemployees for all periods presented. The total compensation cost related to non-vested awards not yet recognized is $19 million for RSUs and PSUs and the weighted average period over which this cost is expected to be recognized is approximately 1.8 years. There are no remaining unrecognized compensation costs associated with SOs.

Information on the number of RSUs, PSUs and SOs related to the Stock Incentive Plan during the period of 2023 to 2025 is as follows.

RSUs	2025	2024	2023
Weighted average fair value at grant date	$ 98.08	$ 112.16	$ 91.81
Outstanding at beginning of year	174,147	189,966	200,764
Granted	89,818	64,601	96,243
Shares issued	(60,317)	(75,068)	(94,055)
Cancelled/Forfeited/Expired	(8,128)	(5,352)	(12,986)
Outstanding at end of year	195,520	174,147	189,966

The aggregate intrinsic value for RSUs outstanding at December 31, 2025 was approximately $23 million.

PSUs	2025	2024	2023
Weighted average fair value at grant date	$ 96.50	$ 109.41	$ 91.80
Outstanding at beginning of year	279,305	111,881	101,828
Change in performance conditions	139,208	147,022	18,211
Granted	111,998	79,712	93,962
Shares issued	(84,848)	(49,509)	(26,331)
Cancelled/Forfeited/Expired	(6,535)	(9,801)	(75,789)
Outstanding at end of year	439,127	279,305	111,881

The PSUs granted include assumptions regarding the ultimate number of shares that will be issued based on the probability of achievement of the performance conditions. Changes in those assumptions result in changes in the estimated shares to be issued which is reflected in the "Change in performance conditions" line above.

SOs	Number of options	Weighted average exercise price
Outstanding at December 31, 2022	31,111	$ 70.77
Exercised	(15,537)	65.12
Cancelled/Forfeited/Expired	(485)	58.63
Outstanding at December 31, 2023	15,089	76.97
Exercised	(10,777)	76.53
Cancelled/Forfeited/Expired	(915)	69.41
Outstanding at December 31, 2024	3,397	80.40
Exercised	(2,881)	0.00
Cancelled/Forfeited/Expired	(516)	0.00
Outstanding at December 31, 2025	0	$ 0.00
OPTIONS EXERCISABLE		
At December 31, 2023	15,089	$ 76.97
At December 31, 2024	3,397	80.40
At December 31, 2025	0	0.00

19. Contingent Liabilities

LEGAL PROCEEDINGS

Various claims, lawsuits and proceedings are pending or threatened against the Company or its subsidiaries, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability, and other matters. Litigation is subject to many uncertainties, and the outcome of any litigation cannot be assured. After discussions with counsel, and with the exception of losses resulting from the antitrust proceedings described below, it is the opinion of management that the various legal proceedings and investigations to which the Company currently is a party will not have a material adverse impact on the consolidated financial position of Autoliv, but the Company cannot provide assurance that Autoliv will not experience material litigation, product liability or other losses in the future.

ANTITRUST MATTERS

Authorities in several jurisdictions have conducted broad, and in some cases, long-running investigations of suspected anti-competitive behavior among parts suppliers in the global automotive vehicle industry. These investigations included, but are not limited to, the products that the Company sells. In addition to concluded matters, authorities of other countries, with significant light vehicle manufacturing or sales may initiate similar investigations. As a result of the outcome of the European Commission investigation of anti-competitive behavior among suppliers of occupant safety systems that the Company resolved in 2019 (the "EC investigation"), the Company is subject to multiple subsequent civil disputes with non-governmental third parties stemming from the same facts and circumstances underlying the EC investigation. The Company is involved in civil litigation in the UK and Germany with respect to alleged anti-competitive behavior that occurred over a decade ago.

The trial associated with the lawsuit in the UK concluded and a ruling in the proceeding was in favor of the Company. On February 21, 2025, the United Kingdom Competition Appeal Tribunal unanimously dismissed plaintiffs' claims against the Company.

On October 31, 2024, BMW filed a complaint against the Company in Germany claiming damages of €63 million plus interest (for a total claim of approximately €95 million) related to the conduct at issue in the EC investigation (the "BMW Complaint"). BMW is one of two European OEMs for which the Company pled guilty in 2017 in relation to the EC investigation. The Company has a period of six months to respond to the complaint and is currently assessing the viability of the complaint. The Company has determined pursuant to ASC 450 that a loss is reasonably possible with respect to the BMW Complaint. However, the Company continues to evaluate this matter, no accrual has been recorded, and the estimated range of potential loss is between €0 and €95 million. The Company cannot predict the ultimate outcome of the BMW Complaint. This dispute could result in significant expenses as well as an unfavorable outcome that could have a material adverse impact on our customer relationships, business prospects, reputation, operating results, cash flows or financial condition, and our insurance would likely not mitigate such impact. The Company cannot predict the duration, scope, or ultimate outcome of any such disputes.

PRODUCT WARRANTY, RECALLS AND INTELLECTUAL PROPERTY

Autoliv is exposed to various claims for damages and compensation if its products fail to perform as expected. Such claims can be made, and result in costs and other losses to the Company, even where the product is eventually found to have functioned properly. Where a product (actually or allegedly) fails to perform as expected or is defective, the Company may face warranty and recall claims. Where such (actual or alleged) failure or defect results, or is alleged to result, in bodily injury and/or property damage, the Company may also face product liability and other claims. There can be no assurance that the Company will not experience material warranty, recall or product (or other) liability claims or losses in the future, or that the Company will not incur significant costs to defend against such claims. The Company may be required to participate in a recall involving its products. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. As suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product liability claims. Government safety regulators may also play a role in warranty and recall practices. Recall decisions regarding the Company's products may require a significant amount of judgment by us, our customers and safety regulators and are influenced by a variety of factors. Once a recall has been made, the cost of a recall is also subject to a significant amount of judgment and discussions between the Company and its customers. A warranty, recall or product-liability claim brought against the Company in excess of its insurance may have a material adverse effect on the Company's business. Vehicle manufacturers are also increasingly requiring their outside suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. A vehicle manufacturer may attempt to hold the Company responsible for some, or all, of the repair or replacement costs of products when the product supplied did not perform as represented by us or expected by the customer in either a warranty or a recall situation. Accordingly, the future costs of warranty or recall claims by the customers may be material. However, the Company believes its established reserves are adequate. Autoliv's warranty reserves are based upon the Company's best estimates of amounts necessary to settle future and existing claims. The Company regularly evaluates the adequacy of these reserves, and adjusts them when appropriate. However, the final amounts actually due related to these matters could differ materially from the Company's recorded estimates.

In addition, as vehicle manufacturers increasingly use global platforms and procedures, quality performance evaluations are also conducted on a global basis. Any one or more quality, warranty or other recall issue(s) (including those affecting few units and/or having a small financial impact) may cause a vehicle manufacturer to implement measures such as a temporary or prolonged suspension of new orders, which may have a material impact on the Company's results of operations.

The Company maintains a program of insurance, which may include commercial insurance, self-insurance, or a combination of both approaches, for potential recall and product liability claims in amounts and on terms that it believes are reasonable and prudent based on our prior claims experience. The Company's insurance policies generally include coverage of the costs of a recall, although costs related to replacement parts are generally not covered. In addition, a number of the agreements entered into by the Company, including the agreements related to the spin-off of Veoneer, require Autoliv to indemnify the other parties for certain claims. Autoliv cannot assure that the level of coverage will be sufficient to cover every possible claim that can arise in our businesses or with respect to other obligations, now or in the future, or that such coverage always will be available should we, now or in the future, wish to extend, increase or otherwise adjust our insurance.

As noted in Note 14 above, as of December 31, 2025, the Company has accrued $87 million for total product related liabilities. The majority of the total product liability accrual as of December 31, 2025, relates to recalls, which are partly covered by insurance. Insurance receivables for such recall related liabilities total $14 million as of December 31, 2025.

Product Liability:

Autoliv and some of its subsidiaries have been named as one of several defendants in a consolidated class action lawsuit in a multi-district litigation (In Re: ARC Airbag Inflators Products Liability Litigation MDL, No. 3051) in the Northern District of Georgia. The plaintiffs in the multi-district litigation (the "ARC Inflator Class Action") brought claims for fraud, breach of warranty, and violations of consumer protection and trade practices stemming from ARC inflators included in airbag modules that Autoliv or its subsidiaries allegedly supplied after Autoliv acquired certain Delphi assets (the "Delphi Acquisition") in December 2009. The Company denies these allegations. Autoliv is not aware of any performance issues regarding ARC inflators included with its airbags at the directions of its customers that it shipped following the Delphi Acquisition. The proceedings remain ongoing. The Company has determined pursuant to ASC 450 that a loss is reasonably possible with respect to the ARC Inflator Class Action. However, the Company continues to evaluate this matter, no accrual has been made, and no estimated range of potential loss can be determined at this time. The Company cannot predict the ultimate outcome of the ARC Inflator Class Action.

On September 5, 2023, the National Highway Traffic Safety Administration ("NHTSA") issued an initial decision to recall approximately 52 million frontal driver and passenger airbag inflators manufactured by ARC and Delphi Automotive Systems because NHTSA determined that the airbag inflators contain a safety defect resulting in field ruptures. Some of the ARC inflators included in the airbag modules that Autoliv or its subsidiaries supplied after the Delphi Acquisition were included in such initial decision. NHTSA has yet to release its final decision. If NHTSA's final decision results in a recall, it is anticipated that such decision will be challenged in US federal court. The Company has determined pursuant to ASC 450 that a loss is reasonably possible with respect to the NHTSA ARC recall. However, the Company continues to evaluate this matter, no accrual has been made, and no estimated range of potential loss can be determined at this time. The Company cannot predict the ultimate outcome of the NHTSA ARC recall.

Specific Recalls:

In the second quarter of 2025, Stellantis initiated a recall of approximately 250,000 vehicles in the U.S. equipped with a certain model of the Company's side curtain airbag (the "Stellantis Recall"). The Company has determined pursuant to ASC 450 that a loss is reasonably possible with respect to the Stellantis Recall. The Company is cooperating with Stellantis and continues to evaluate this matter with Stellantis. In December 2025, Stellantis provided its calculations for the cost of the Stellantis Recall to the Company. The Company now currently estimates a range of $0 to $123 million with respect to this potential loss, expects a substantial portion of a potential loss would be covered by insurance, and no accrual has been recorded. The ultimate amount of the potential loss to the Company cannot be estimated. However, the ultimate costs of a recall, could be significantly different than our current estimate. The main variables affecting the possible costs are the number of vehicles ultimately determined to be affected by the issue, the cost per vehicle associated with a recall, the determination of proportionate responsibility among the customer, the Company, and any relevant sub-suppliers, as well as the actual insurance recoveries. The Company's insurance policies generally cover the costs of a recall, although costs related to the replacement parts are not covered under its insurance policies. Another customer has contacted the Company to inquire about the details of these incidents of nonconformance and are investigating whether its vehicles may generate similar tests results. If this customer or others generate similar nonconformance test results, it is possible that there may be recalls of additional vehicles in future quarters.

In the fourth quarter of 2020, the Company was made aware of a potential recall by American Honda Motor Co. of approximately 449,000 vehicles relating to the malfunction of front seat belt buckles was announced on March 9, 2023 (the "Honda Buckle Recall"). The Company determined pursuant to ASC 450 that a loss with respect to the Honda Buckle Recall is probable and accrued an amount that is reflected in the total product liability accrual in the fourth quarter of 2020, increased the accrual in the fourth quarter of 2021, and reduced the accrual in the fourth quarter of 2023 based on vehicle repair cost data. Following the accrual increase in the third quarter of 2024, the amount by which the product liability accrual exceeds the product liability insurance receivable with respect to the Honda Buckle Recall is approximately $12 million and includes self-insurance retention costs and deductibles. The ultimate loss to the Company of the Honda Buckle Recall could be materially different from the amount the Company has accrued.

Volvo Car USA, LLC (together with its affiliates, "Volvo") has recalled approximately 762,000 vehicles relating to the malfunction of inflators produced by ZF (the "ZF Inflator Recall"). The recalled ZF inflators were included in airbag modules supplied by the Company only to Volvo. The recall commenced in November 2020 and later expanded in September 2021. In August 2025, Volvo irrevocably discharged all potential claims against the Company relating to this recall.

Intellectual Property:

In its products, the Company utilizes technologies which may be subject to intellectual property rights of third parties. While the Company does seek to procure the necessary rights to utilize intellectual property rights associated with its products, it may fail to do so. Where the Company so fails, the Company may be exposed to material claims from the owners of such rights. Where the Company has sold products which infringe upon such rights, its customers may be entitled to be indemnified by the Company for the claims they suffer as a result thereof. Such claims could be material.

The table in Note 14 above summarizes the change in the balance sheet position of the product related liabilities for the fiscal year ended December 31, 2025.

20. Retirement Plans

DEFINED CONTRIBUTION PLANS

Many of the Company's employees are covered by government sponsored pension and welfare programs. Under the terms of these programs, the Company makes periodic payments to various government agencies. In addition, in some countries the Company sponsors or participates in certain non-governmental defined contribution plans. Contributions to defined contribution plans for the years ended December 31, 2025, 2024 and 2023 were $28 million, $25 million, and $26 million, respectively.

MULTIEMPLOYER PLANS

The Company participates in a multiemployer plan in Sweden. This ITP-2 plan is funded through Alecta and covers employees born before 1979, for whom it provides a final pay pension benefit based on all service with participating employers. The Company must pay for wage increases in excess of inflation on service earned with previous employers. The plan also provides disability and family benefits and is more than 100% funded. The Company's contributions to this multiemployer plan for the years ended December 31, 2025, 2024 and 2023 were $4 million, $4 million and $4 million, respectively.

DEFINED BENEFIT PLANS

The Company has a number of defined benefit pension plans, both contributory and non-contributory, in the U.S., France, Germany, India, Japan, Mexico, Philippines, Poland, Sweden, South Korea, Thailand, Turkey and the United Kingdom. There are funded as well as unfunded plan arrangements which provide retirement benefits to both U.S. and non-U.S. participants.

The main plan is the U.S. plan for which the benefits are based on an average of the employee's earnings and on credited service earned through December 31, 2021. In a prior year, the Company closed participation in the Autoliv ASP, Inc. Pension Plan to exclude those employees hired after December 31, 2003. Within the U.S. there is also a non-qualified restoration plan that provides benefits to employees whose benefits in the primary U.S. plan are restricted by limitations on the compensation that can be considered in calculating their benefits. Effective December 31, 2021, the Autoliv ASP, Inc. Pension Plan is frozen to new accruals and, by extension, the non-qualified restoration plan is also frozen. Settlement accounting has been recognized each quarter in 2025, 2024 and 2023 for the U.S. plans because the lump-sum payments made to plan participants during 2025, 2024 and 2023 exceeded the sum of service cost and interest cost.

For the Company's non-U.S. defined benefit plans the most significant individual plan is in the U.K. The Company has closed participation in the U.K. defined benefit plan to exclude all employees hired after April 30, 2003 with few members currently accruing benefits.

CHANGES IN BENEFIT OBLIGATIONS AND PLAN ASSETS FOR THE YEARS ENDED DECEMBER 31

(Dollars in millions)	U.S. 2025		U.S. 2024		Non-U.S. 2025		Non-U.S. 2024	
Benefit obligation at beginning of year	$	205	$	226	$	205	$	208
Service cost		—		—		11		10
Interest cost		11		11		13		12
Actuarial (gain) loss		5		(16)		(8)		8
Benefits paid		(7)		(4)		(11)		(7)
Plan settlements/curtailments		(8)		(12)		(3)		(9)
Plan amendments		—		—		4		—
Plan combinations		—		—		7		—
Other		—		—		1		0
Translation difference		—		—		20		(17)
Benefit obligation at end of year	$	206	$	205	$	239	$	205
Fair value of plan assets at beginning of year	$	194	$	204	$	64	$	70
Actual return on plan assets		18		3		3		(4)
Company contributions		1		2		14		27
Benefits paid		(7)		(4)		(11)		(7)
Plan settlements		(8)		(12)		(3)		(20)
Plan combinations		—		—		6		—
Translation difference		—		—		6		(2)
Fair value of plan assets at end of year	$	197	$	194	$	78	$	64
Pension liability recognized in the balance sheet	$	8	$	11	$	161	$	142

The U.S. plan provides that benefits may be paid in the form of a lump sum, if so elected by the participant. In order to more accurately reflect a market-derived pension obligation, Autoliv adjusts the assumed lump sum interest rate to reflect market conditions as of each December 31. This methodology is consistent with the approach required under the Pension Protection Act of 2006, which provides the rules for determining minimum funding requirements in the U.S.

COMPONENTS OF NET PERIODIC BENEFIT COST ASSOCIATED WITH THE DEFINED BENEFIT RETIREMENT PLANS FOR THE YEARS ENDED DECEMBER 31

(Dollars in millions)	U.S. 2025		U.S. 2024		U.S. 2023	
Service cost	$	—	$	—	$	—
Interest cost		11		11		12
Expected return on plan assets		(10)		(12)		(10)
Amortization of actuarial loss		0		0		0
Settlement loss		0		1		1
Net periodic benefit cost	$	1	$	(0)	$	3

(Dollars in millions)	Non-U.S. 2025		Non-U.S. 2024		Non-U.S. 2023	
Service cost	$	11	$	10	$	9
Interest cost		13		12		10
Expected return on plan assets		(4)		(3)		(3)
Amortization of prior service costs		1		1		1
Amortization of actuarial loss		1		1		1
Settlement/curtailment (gain) loss		(0)		14		0
Net periodic benefit cost	$	22	$	34	$	18

The service cost component is reported as an operating expense among other employee compensation costs in the Consolidated Statements of Income. The remaining components, interest cost, expected returns on plan assets, amortization of prior service costs, amortization of actuarial loss and settlement/curtailment gains (losses), are reported as Other non-operating items, net in the Consolidated Statements of Income.

Amortization of the net actuarial loss from accumulated other comprehensive income is made over the estimated average remaining lifetime of the plan participants (25 to 29 years) for the U.S. plans, and the estimated average remaining service lives or lifetimes of the plan participants for the non-U.S. plans, the periods varying over a wide range between the different countries depending on the age of the population concerned.

COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS BEFORE TAX AS OF DECEMBER 31

	U.S.		Non-U.S.	
(Dollars in millions)	2025	2024	2025	2024
Net actuarial loss	$ 4	$ 7	$ 25	$ 29
Prior service cost	—	—	7	3
Total accumulated other comprehensive loss recognized in the balance sheet	**$ 4**	**$ 7**	**$ 32**	**$ 33**

CHANGES IN ACCUMULATED OTHER COMPREHENSIVE LOSS BEFORE TAX FOR THE YEARS ENDED DECEMBER 31

	U.S.		Non-U.S.	
(Dollars in millions)	2025	2024	2025	2024
Total retirement benefit recognized in accumulated other comprehensive loss at beginning of year	**$ 7**	**$ 15**	**$ 33**	**$ 24**
Net actuarial loss (gain)	(2)	(7)	(6)	16
Prior service cost	—	—	4	—
Amortization or curtailment recognition of prior service credit (cost)	—	—	(1)	(1)
Amortization or settlement recognition of net gain (loss)	(0)	(1)	(1)	(4)
Translation difference	—	—	3	(2)
Total retirement benefit recognized in accumulated other comprehensive loss at end of year	**$ 4**	**$ 7**	**$ 32**	**$ 33**

The accumulated benefit obligation for the U.S. non-contributory defined benefit pension plans was $206 million and $205 million at December 31, 2025 and 2024, respectively. The accumulated benefit obligation for the non-U.S. defined benefit pension plans was $194 million and $161million at December 31, 2025 and 2024, respectively.

Pension plans for which the accumulated benefit obligation (ABO) is in excess of the plan assets reside in the following countries: U.S., India, Mexico, France, Germany, Japan, Poland, South Korea, Sweden, Switzerland, Thailand and Turkey.

PENSION PLANS FOR WHICH ABO EXCEEDS THE FAIR VALUE OF PLAN ASSETS AS OF DECEMBER 31

	U.S.		Non-U.S.	
(Dollars in millions)	2025	2024	2025	2024
Projected Benefit Obligation (PBO)	$ 206	$ 205	$ 181	$ 148
Accumulated Benefit Obligation (ABO)	206	205	141	110
Fair value of plan assets	197	194	11	2

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual net periodic benefit cost.

ASSUMPTIONS USED TO DETERMINE THE BENEFIT OBLIGATIONS AS OF DECEMBER 31

	U.S.		Non-U.S.[1]	
(% Weighted average / % Weighted average range)	2025	2024	2025	2024
Discount rate	5.22	5.60	1.30-.9.70	1.25-11.00
Rate of increases in compensation level	n/a	n/a	1.50-5.00	2.25-5.00

1) The % weighted average ranges in the tables above represent significant non-U.S. plans only.

ASSUMPTIONS USED TO DETERMINE THE NET PERIODIC BENEFIT COST FOR THE YEARS ENDED DECEMBER 31

	U.S.		
(% Weighted average)	2025	2024	2023
Discount rate	5.60	5.13	5.41
Rate of increases in compensation level	n/a	n/a	n/a
Expected long-term rate of return on assets	5.61	6.21	5.05

	Non-U.S.[1]		
(% Weighted average range)	2025	2024	2023
Discount rate	1.25-11.00	1.00-10.25	0.75-9.75
Rate of increases in compensation level	2.25-5.00	2.25-5.00	2.10-5.00
Expected long-term rate of return on assets	3.00-5.90	4.00-4.95	4.20-4.80

1) The % weighted average ranges in the tables above represent significant non-U.S. plans only.

The discount rate for the U.S. plans has been set based on the rates of return on high-quality fixed-income investments currently available at the measurement date and expected to be available during the period the benefits will be paid. The expected timing of cash flows from the plan has also been considered in selecting the discount rate. In particular, the yields on bonds rated AA or better on the measurement date have been used to set the discount rate. The discount rate for the U.K. plan has been set based on the weighted average yields on long-term high-grade corporate bonds and is determined by reference to financial markets on the measurement date.

The expected rate of increase in compensation levels and long-term rate of return on plan assets are determined based on a number of factors and must take into account long-term expectations and reflect the financial environment in the respective local market. The expected return on assets for the U.S. and U.K. plans are based on the fair value of the assets as of December 31.

The level of equity exposure is currently targeted at approximately 32% for the primary U.S. plan. The investment objective is to provide an attractive risk-adjusted return that will ensure the payment of benefits while protecting against the risk of substantial investment losses. Correlations among the asset classes are used to identify an asset mix that Autoliv believes will provide the most attractive returns. Long-term return forecasts for each asset class using historical data and other qualitative considerations to adjust for projected economic forecasts are used to set the expected rate of return for the entire portfolio. The Company has assumed a long-term rate of return on the U.S. plan assets of 5.61% for calculating the 2025 expense and 6.20% for the 2026 expense.

The Company has assumed a long-term rate of return on the non-U.S. plan assets in a range of 3.00-5.90% for 2025. The closed U.K. plan, which has a targeted allocation of almost 100% debt instruments, accounts for approximately 67% of the total non-U.S. plan assets.

Autoliv made contributions to the U.S. plans during 2025 and 2024 amounting to $1 million and $2 million, respectively. Contributions to the U.K plan, which is the most significant non-U.S. plan, during 2025 and 2024 amounted to $2 million and $2 million, respectively. The Company's contributions to its U.S. pension plans as well as to its U.K. plan, are expected to be immaterial in 2026 and the years thereafter.

FAIR VALUE OF TOTAL PLAN ASSETS FOR THE YEARS ENDED DECEMBER 31

	U.S. Target allocation	U.S. 2025	U.S. 2024	Non-U.S. 2025	Non-U.S. 2024
ASSETS CATEGORY (% Weighted average)					
Equity securities %	32	27	30	0	0
Debt instruments %	68	71	69	58	63
Other assets %	—	1	1	42	37
Total %	**100**	**100**	**100**	**100**	**100**

The following table summarizes the fair value of the Company's U.S. and non-U.S. defined benefit pension plan assets:

(Dollars in millions)	Fair value measurement at December 31, 2025	Fair value measurement at December 31, 2024
Assets at fair value Level 2		
Equity instruments		
U.S. Large Cap	$ 6	$ 6
U.S. Mid Cap	32	34
U.S. Small Cap	4	5
Non-U.S. All Cap	13	13
Debt instruments		
U.S. Government bonds	38	35
U.S Aggregate bonds	102	99
Non-U.S. Government bonds	23	21
Non-U.S. Corporate bonds	22	20
Insurance Contracts	24	15
Managed investment funds	6	5
Other Investments	5	5
Total assets at fair value Level 2	**$ 275**	**$ 258**

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. After further analysis of the characteristics of certain investments (e.g. fair values based on net asset values held by common collective trusts) we have evaluated the fair value of plan assets should be reported as Level 2.

The estimated future benefit payments for the pension benefits reflect expected future service, as appropriate. The amount of benefit payments in a given year may vary from the projected amount, especially for the U.S. plan since historically this plan pays the majority of benefits as a lump sum, where the lump sum amounts vary with market interest rates.

PENSION BENEFITS EXPECTED PAYMENTS (dollars in millions)	U.S.	Non-U.S.
2026	$ 24	$ 16
2027	22	16
2028	22	16
2029	21	16
2030	20	18
Years 2031-2035	79	113

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company currently provides postretirement health care and life insurance benefits to a limited group of U.S. retirees.

In general, the terms of the plans provide that U.S. employees who retire after attaining age 55, with 15 years of service (5 years before December 31, 2006), are reimbursed for qualified medical expenses up to a maximum annual amount. Spouses for certain retirees are also eligible for reimbursement under the plan. Life insurance coverage is available for those who elect coverage under the retiree health plan. During 2014, the plan was amended to move from a self-insured model where employees were charged an estimated premium based on anticipated plan expenses for continued coverage, to a plan where retirees are provided a fixed contribution to a Health Retirement Account (HRA). Retirees can use the HRA funds to purchase insurance through a private exchange. Employees hired on or after January 1, 2004 are not eligible to participate in the plan. As of December 31, 2025 and 2024, the benefit obligation for postretirement benefit plans other than pensions were $13 million and $12 million, respectively. The liability for postretirement benefits other than pensions is classified as other non-current liabilities in the balance sheet. The components of the net periodic benefit costs associated with these plans were immaterial for the years 2025, 2024 and 2023.

The average discount rate used to determine the U.S. postretirement benefit obligation was 5.64% in 2025 and 5.73% in 2024. The average discount rate used in determining the postretirement benefit cost was 5.73% in 2025, 5.16% in 2024 and 5.39% in 2023.

The accumulated other comprehensive income before tax associated with the postretirement benefit plans other than pensions recognized in the balance sheet as of December 31, 2025 and 2024 were $5 million and $6 million, respectively. The accumulated other comprehensive income consisted only of a net actuarial gain component for the years 2025 and 2024.

The estimated future benefit payments for the postretirement benefits, which reflect expected future service as appropriate, are expected to be immaterial for all the future years.

21. Segment Information

The Company has a single operating and reportable segment which includes Autoliv's airbag and steering wheels and seatbelt products and components. The determination of a single operating segment is consistent with the consolidated financial information regularly provided to the Company's chief operating decision maker ("CODM").

The Company's CEO, as the CODM, uses consolidated, single-segment financial information for purposes of evaluating performance, making operating decisions and allocating resources.

The Company's customers consist of all major European, U.S. and Asian automobile manufacturers. Sales to individual customers representing 10% or more of net sales were:

In 2025: No individual customer representing 10% or more.

In 2024: No individual customer representing 10% or more.

In 2023: Renault 10% (including Nissan and Mitsubishi) and Stellantis 10%.

NET SALES BY REGION (Dollars in millions)	2025	2024	2023
China	$ 2,095	$ 2,010	$ 2,105
Asia, excl. China	2,124	2,010	1,968
Americas	3,480	3,424	3,526
Europe	3,116	2,946	2,877
Total	$ 10,815	$ 10,390	$ 10,475

The Company has attributed net sales to the geographic area based on the location of the entity selling the final product.

External sales in the U.S. amounted to $1,953 million, $2,075 million and $2,342 million in 2025, 2024 and 2023, respectively. Of the external sales, exports from the U.S. to other regions amounted to approximately $267 million, $292 million and $343 million in 2025, 2024 and 2023, respectively.

NET SALES BY PRODUCT (Dollars in millions)	2025		2024		2023	
Airbag, Steering Wheels[1]	$	7,302	$	7,023	$	7,055
Seatbelt Products[1]		3,513		3,367		3,420
Total net sales	**$**	**10,815**	**$**	**10,390**	**$**	**10,475**

1) Including Corporate and Other sales.

LONG-LIVED ASSETS (Dollars in millions)	2025		2024	
China	$	628	$	621
Asia, excl China		473		438
Americas		588		541
Europe		899		797
Total	**$**	**2,588**	**$**	**2,397**

Long -lived assets in the table above consists of Property, Plant and Equipment and Operating Lease right-of-use asset. Long-lived assets in the U.S. amounted to $280 million and $272 million for 2025 and 2024, respectively.

The CODM assesses the Company's performance and decides how to allocate resources based on consolidated net income (loss) in the Consolidated Statements of Income, which is assessed to be the segment measure of profit or loss. This measure is used to monitor actual results to evaluate the performance of the segment versus the strategic targets. The segment assets are equal to the assets presented in the Consolidated Balance Sheets.

The significant expenses that are regularly provided to the CODM are disclosed in the Consolidated Statements of Net Income as a part of the consolidated net income and are as follows.

Significant segment expenses / income (Dollars in millions)	2025		2024		2023	
Total direct costs	$	(7,231)	$	(7,050)	$	(7,208)
Total production overhead costs		(1,510)		(1,413)		(1,446)
Cost of sales		**(8,741)**		**(8,463)**		**(8,654)**
Research, development and engineering expenses (gross)		(616)		(612)		(618)
Engineering income		202		214		193
Research, development and engineering expenses, net		**(413)**		**(398)**		**(425)**

Our other significant segment items that are regularly provided to the CODM include selling, general and administrative expenses, and other income (expense) which are disclosed as separate line items in the Consolidated Statements of Income. Other expenses consist of Income from equity method investments, Interest income, Interest expense, Other non-operating items, net and Income taxes, which are disclosed as separate line items in the Consolidated Statement of income.

22. Earnings Per Share

The computation of basic and diluted earnings per share were as follows (dollars and shares in millions):

	2025		2024		2023	
Numerator:						
Basic and diluted:						
Net income attributable to common shareholders	$	735	$	646	$	488
Denominator:						
Basic weighted average common stock		76.6		80.2		85.0
Added: Weighted average share awards		0.3		0.2		0.2
Diluted weighted average common stock		76.9		80.4		85.2
Net earnings per share - basic	$	9.59	$	8.06	$	5.74
Net earnings per share - diluted	$	9.55	$	8.04	$	5.72

Anti-dilutive shares outstanding for the years ended December 31, 2025, 2024 and 2023 were immaterial.

23. Subsequent Events

There were no reportable events subsequent to December 31, 2025.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no changes to and no disagreements with our independent auditors regarding accounting or financial disclosure matters in our two most recent fiscal years.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

An evaluation has been carried out by the Company's management, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective.

Internal Control over Financial Reporting

(a) Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Autoliv's internal control over financial reporting as of December 31, 2025. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013 framework).

Based on our assessment, we believe that, as of December 31, 2025, the Company's internal control over financial reporting is effective.

(b) Attestation Report of the Registered Public Accounting Firm

Ernst & Young AB has issued an attestation report on the Company's internal control over financial reporting, which is included herein as the Report of Independent Registered Public Accounting Firm under Item 8. Financial Statements and Supplementary Data for the year ended December 31, 2025.

(c) Changes in Internal Control over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15-(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

On November 19, 2025, Mikael Hagström, Vice President, Corporate Controller, adopted a trading plan intended to satisfy Rule 10b5-1(c) to sell 50% of his shares of Autoliv, Inc. common stock he would acquire upon the vesting of restricted stock units and performance stock units in February 2026. These sales are intended to cover vesting taxes and would occur between February 17, 2026 and February 27, 2026.

On November 19, 2025, Jonas Jademyr, Executive Vice President, Quality and Project Management, adopted a trading plan intended to satisfy Rule 10b5-1(c) to sell 50% of his shares of Autoliv, Inc. common stock he would acquire upon the vesting of restricted stock units and performance stock units in February 2026. These sales are intended to cover vesting taxes and would occur between February 17, 2026 and February 27, 2026.

On November 19, 2025, Christian Swahn, Executive Vice President, Supply Chain Management, adopted a trading plan intended to satisfy Rule 10b5-1(c) to sell 50% of his shares of Autoliv, Inc. common stock he would acquire upon the vesting of restricted stock units and performance stock units in February 2026. These sales are intended to cover vesting taxes and would occur between February 17, 2026 and February 27, 2026.

On November 19, 2025, Anthony Nellis, Executive Vice President, Legal Affairs, General Counsel and Secretary, adopted a trading plan intended to satisfy Rule 10b5-1(c) to sell 50% of his net shares of Autoliv, Inc. common stock he would acquire upon the vesting of restricted stock units and performance stock units in February 2026 after in-kind tax withholding. Such sales to occur between February 17, 2026 and February 27, 2026.

On November 25, 2025, Mikael Bratt, President & Chief Executive Officer, adopted a trading plan intended to satisfy Rule 10b5-1(c) to sell 60% of his shares of Autoliv, Inc. common stock he would acquire upon the vesting of performance stock units in February 2026. These sales are intended to cover vesting taxes and would occur between February 19, 2026 and February 27, 2026.

On November 26, 2025, Magnus Jarlegren, President, Autoliv Europe, adopted a trading plan intended to satisfy Rule 10b5-1(c) to sell 50% of his shares of Autoliv, Inc. common stock he would acquire upon the vesting of restricted stock units and performance stock units in February 2026. These sales are intended to cover vesting taxes and would occur between February 17, 2026 and February 27, 2026.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10. regarding executive officers, directors and nominees for election as directors of Autoliv, Autoliv's Audit, Risk, and Compliance Committee, Autoliv's code of ethics, insider trading policies and procedures, and compliance with Section 16(A) of the Securities Exchange Act is incorporated herein by reference from the information under the captions "Executive Officers of the Company" and "Proposal 1: Election of Directors", "Committees of the Board" and "Audit, Risk, and Compliance Committee Report", "Corporate Governance Guidelines and Codes of Conduct", "Insider Trading Policies and Procedures", and "Delinquent Section 16(a) Reports", respectively, in the Company's 2026 Proxy Statement. Information on Board meeting attendance is provided under the caption "Board Meetings" in the 2026 Proxy Statement and incorporated herein by reference.

Item 11. Executive Compensation

The information required by Item 11. regarding executive compensation for the year ended December 31, 2025 is included under the caption "Compensation Discussion and Analysis" in the 2026 Proxy Statement and is incorporated herein by reference. The information required by the same item regarding Leadership Development and Compensation Committee is included in the sections "Leadership Development and Compensation Committee Interlocks and Insider Participation" and "Leadership Development and Compensation Committee Report" in the 2026 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12. regarding beneficial ownership of Autoliv's common stock is included under the caption "Security Ownership of Certain Beneficial Owners and Management" in the 2026 Proxy Statement and is incorporated herein by reference.

Securities Authorized for Issuance Under the Stock Incentive Plan

The following table provides information as of December 31, 2025, about the common stock that may be issued under the Stock Incentive Plan. The Company does not have any equity compensation plans that have not been approved by its stockholders.

Plan Category	(a) Number of Securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights(2)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(3)
Equity compensation plans approved by security holders (1)	—	$ —	2,245,274
Equity compensation plans not approved by security holders	—	—	—
Total	—	$ —	2,245,274

(1)   Autoliv, Inc. 1997 Stock Incentive Plan, as amended and restated on May 6, 2009, as amended by Amendment No. 1 dated December 17, 2010 and Amendment No. 2 dated May 8, 2012.
(2)   Excludes restricted stock units and performance shares which convert to shares of common stock for no consideration.
(3)   All such shares are available for issuance pursuant to grants of full-value stock awards.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding the Company's policy and procedures concerning related party transactions is included under the caption "Related Person Transactions" in the 2026 Proxy Statement and is incorporated herein by reference. Information regarding director independence can be found under the caption "Board Independence" in the 2026 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by Item 9(e) of Schedule 14A regarding principal accounting fees and the information required by Item 14 regarding the pre-approval process of accounting services provided to Autoliv is included under the caption "Proposal 3. Ratification of Appointment of Independent Registered Public Accounting Firm Appointment" in the 2026 Proxy Statement and is incorporated herein by reference.

Item 15. Exhibit and Financial Statement Schedules

(a)   Documents Filed as Part of this Report

(1)   Financial Statements

   (i)   Consolidated Statements of Income – Years ended December 31, 2025, 2024 and 2023;

   (ii)   Consolidated Statements of Comprehensive Income – Years ended December 31, 2025, 2024 and 2023;

   (iii)   Consolidated Balance Sheets – as of December 31, 2025 and 2024;

   (iv)   Consolidated Statements of Cash Flows – Years ended December 31, 2025, 2024 and 2023;

   (v)   Consolidated Statements of Total Equity – as of December 31, 2025, 2024 and 2023;

   (vi)   Notes to Consolidated Financial Statements; and

   (vii)   Reports of Independent Registered Public Accounting Firm (PCAOB Auditor ID No. 1433).

(2)   Financial Statement Schedules

All of the schedules specified under Regulation S-X to be provided by Autoliv have been omitted either because they are not applicable, they are not required, or the information required is included in the financial statements or notes thereto.

(3)   Exhibits

Exhibit No.	Description
3.1	Autoliv's Restated Certificate of Incorporation, as amended, incorporated herein by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date April 22, 2015).
3.2	Autoliv's Third Restated By-Laws, incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 001-12933, filing date December 18, 2015).
4.1	Indenture, dated March 30, 2009, between Autoliv, Inc. and U.S. Bank National Association, as trustee, incorporated herein by reference to Exhibit 4.1 to Autoliv's Registration Statement on Form 8-A (File No. 001-12933, filing date March 30, 2009)
4.2	Second Supplemental Indenture (including Form of Global Note), dated March 15, 2012, between Autoliv, Inc. and U.S. Bank National Association, as trustee, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 001-12933, filing date March 15, 2012).
4.3	Form of Note Purchase and Guaranty Agreement dated April 23, 2014, among Autoliv ASP, Inc., Autoliv, Inc. and the purchasers named therein, incorporated herein by reference to Exhibit 4.6 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date April 25, 2014).
4.4	Amendment and Waiver 2014 Note Purchase and Guaranty Agreement, dated May 24, 2018 among Autoliv, Inc., Autoliv ASP, Inc. and the noteholders named therein, incorporated herein by reference to Exhibit 4.4 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date July 27, 2018).
4.5	Agency Agreement dated June 26, 2018 among Autoliv, Inc., Autoliv ASP Inc. and HSBC Bank PLC, incorporated herein by reference to Exhibit 4.6 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date July 27, 2018).
4.6	Description of Registrant´s Securities, incorporated by reference to Exhibit 4.13 to the Annual Report on Form 10-K (File No. 001-12933, filing date February 19, 2021).
4.7	Amended and Restated Agency Agreement, dated March 14, 2025, among Autoliv, Inc., Autoliv ASP, Inc. and the dealers named therein, incorporated herein by reference to Exhibit 4.4 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date April 16, 2025).
4.8	Base Listing Particulars Agreement, dated March 14, 2025, among Autoliv, Inc., Autoliv ASP, Inc. and the dealers named therein, incorporated herein by reference to Exhibit 4.7 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date April 16, 2025).
4.9	Amended and Restated Programme Agreement, dated March 14, 2025, among Autoliv, Inc., Autoliv ASP, Inc. and the dealers named therein, incorporated herein by reference to Exhibit 4.8 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date April 16, 2025).
4.10	General Terms and Conditions for Swedish Depository Receipts in Autoliv, Inc. representing common shares in Autoliv, Inc., effective as of April 8, 2024, with Skandinaviska Enskilda Banken AB (publ) serving as custodian, incorporated herein by reference to Exhibit 4.9 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date April 26, 2024).

10.1+   Autoliv, Inc. 1997 Stock Incentive Plan, as amended and restated on May 6, 2009, incorporated herein by reference to Appendix A of the Definitive Proxy Statement of Autoliv, Inc. on Schedule 14A (filing date March 23, 2009).

10.2+   Amendment No. 1 to the Autoliv, Inc. 1997 Stock Incentive Plan as amended and restated on May 6, 2009, dated December 17, 2010, incorporated herein by reference to Exhibit 10.24 to the Annual Report on Form 10-K (File No. 001-12933, filing date February 23, 2011).

10.3+   Amendment No. 2 to the Autoliv, Inc. 1997 Stock Incentive Plan, as amended and restated on May 6, 2009, dated May 8, 2012, incorporated herein by reference to Exhibit 10.29 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date July 20, 2012).

10.4+   Amendment No. 3 to the Autoliv, Inc. 1997 Stock Incentive Plan, as amended and restated, dated April 24, 2017, incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date April 28, 2017).

10.5+   Employment Agreement, effective as of June 29, 2018, by and between Autoliv, Inc. and Mikael Bratt, incorporated herein by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date July 27, 2018).

10.6+   Employment Agreement, effective as of June 29, 2018, by and between Autoliv, Inc. and Anthony J. Nellis, incorporated herein by reference to Exhibit 10.14 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date July 27, 2018).

10.7   Cooperation Agreement, dated March 1, 2019, between Autoliv, Inc. and Cevian Capital II GP Limited, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-12933, filing date March 1, 2019).

10.8+   Employment Agreement, dated March 18, 2019, between Autoliv, Inc. and Christian Swahn, incorporated herein by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date October 25, 2019).

10.9   Form of Indemnification Agreement between Autoliv, Inc. and its directors and certain of its executive officers, incorporated herein by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date October 25, 2019).

10.10[+] Employment Agreement, dated November 26, 2019 and effective as of March 1, 2020, between Autoliv, Inc. and Fredrik Westin, incorporated herein by reference to Exhibit 10.56 to the Annual Report on Form 10-K (File No. 001-12933, filing date February 21, 2020).

10.11[+] Employment Agreement, dated June 8, 2020 and effective as of June 15, 2020, by between Autoliv, Inc. and Kevin Fox, incorporated herein by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date July 17, 2020).

10.12[+] Employment Agreement, effective as of August 17, 2020, by and between Autoliv AB and Mikael Hagström incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date October 23, 2020).

10.13+   Employment Agreement, dated October 1, 2020 and effective as of November 1, 2020, by and between Autoliv Inc. and Colin Naughton incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date April 23, 2021).

10.14+   Amendment No. 1, effective as of April 1, 2021, to Employment Agreement, effective March 18, 2019, by and between Autoliv Inc. and Christian Swahn incorporated herein by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date April 23, 2021).

10.15+   Employment Agreement, dated December 14, 2021 and effective as of January 19, 2021, by and between Autoliv Inc. and Sng Yih incorporated herein by reference to Exhibit 10.46 to the Annual Report on Form 10-K (File No. 001-12933, filing date February 22, 2022).

10.16   Facilities Agreement, dated May 23, 2022, among Autoliv, Inc., Autoliv ASP, Inc., Citibank, N.A., London Branch, Mizuho Bank, Ltd., Skandinaviska Enskilda Banken AB (publ), and the other parties and lenders named therein, incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date July 22, 2022).

10.17+   Employment Agreement, dated December 1, 2022 and effective as of January 15, 2023, by and between Autoliv, Inc. and Jonas Jademyr, incorporated herein by reference to Exhibit 10.37 to the Annual Report on Form 10-K (File No. 001-12933, filing date February 16, 2023).

10.18+   Form of Non-Employee Director Restricted Stock Unit Grant Agreement (2023) to be used under the Autoliv, Inc. 1997 Stock Incentive Plan, as amended and restated, incorporated herein by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date July 21, 2023).

10.19+   Employment Agreement, dated May 17, 2023, by and between Autoliv, Inc. and Petra Albuschus incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date July 21, 2023).

10.20+   Amendment No. 1 to Employment Agreement, dated October 1, 2023, by and between Autoliv, Inc. and Colin Naughton incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date October 20, 2023).

10.21+	Employment Agreement, dated November 21, 2023, by and between Autoliv Switzerland GmbH and Magnus Jarlegren incorporated herein by reference to Exhibit 10.37 to the Annual Report on Form 10-K (File No. 001-12933, filing date February 20, 2024).
10.22+	Form of Employee 2024 restricted stock units grant agreement promised under Autoliv, Inc. 1997 Stock Incentive Plan, as amended and restated incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date April 26, 2024).
10.23+	Form of Employee 2024 performance share units grant agreement promised under the Autoliv, Inc. 1997 Stock Incentive Plan, as amended and restated incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date April 26, 2024).
10.24+	Employment Agreement, effective June 1, 2024, by and between Autoliv, Inc. and Staffan Olsson incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date July 19, 2024).
10.25	Revolving Credit Facility Agreement, dated July 17, 2024, among Autoliv, Inc., Autoliv ASP, and Standard Chartered Bank incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date October 18, 2024).
10.26+	Employment Agreement, dated September 13, 2024, by and between Autoliv (Shanghai) Management Co. Ltd. and Fabien Dumont incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date October 18, 2024).
10.27+	Secondment Agreement, dated June 1, 2025, among Autoliv, Inc. and Autoliv Asia ROH Co., Ltd., and Colin Naughton incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date July 18, 2025).
10.28+	Amendment No. 1 to Employment Agreement, dated May 15, 2025, effective as of December 31, 2024, by and between Autoliv (Shanghai) Management Co. Ltd. and Sng Yih incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-12933, filing date July 18, 2025).
10.29+*	Autoliv, Inc. Non-Employee Director Compensation Policy effective May 1, 2025.
19	Autoliv Insider Trading Policy incorporated herein by reference to Exhibit 19 to the Annual Report on Form 10-K (File No. 001-12933, filing date February 20, 2024).
21*	Autoliv's List of Subsidiaries.
23*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
31.2*	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
32.1*	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Autoliv, Inc. Compensation Recoupment Policy, dated September 14, 2023, incorporated herein by reference to Exhibit 97.1 to the Annual Report on Form 10-K (File No. 001-12933, filing date February 20, 2024).
101.INS*	Inline XBRL Instance Document – The instance document does not appear in the Interactive Date File because its XBRL tags are embedded within the inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the inline XBRL document).

* Filed herewith.

+ Management contract or compensatory plan.

† Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, as of February 19, 2026.

AUTOLIV, INC.
(Registrant)

By /s/ Fredrik Westin
    Fredrik Westin
    Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated, as of February 19, 2026.

Title	Name
Chairman of the Board of Directors	/s/ Jan Carlson Jan Carlson
Chief Executive Officer and President (Principal Executive Officer) and Director	/s/ Mikael Bratt Mikael Bratt
Chief Financial Officer (Principal Financial and Principal Accounting Officer)	/s/ Fredrik Westin Fredrik Westin
Director	/s/ Laurie Brlas Laurie Brlas
Director	/s/ Leif Johansson Leif Johansson
Director	/s/ Adriana Karaboutis Adriana Karaboutis
Director	/s/ Franz-Josef Kortüm Franz-Josef Kortüm
Director	/s/ Frédéric Lissalde Frédéric Lissalde
Director	/s/ Xiaozhi Liu Xiaozhi Liu
Director	/s/ Gustav Lundgren Gustav Lundgren
Director	/s/ Martin Lundstedt Martin Lundstedt
Director	/s/ Thaddeus Senko Thaddeus Senko

Glossary and Definitions

In this report, the following company or industry specific terms and abbreviations are used:

CAPITAL EMPLOYED

Total equity and net debt (net cash).

CAPITAL EXPENDITURES

Investments in property, plant and equipment.

CPV

Content Per Vehicle, i.e. value of the safety products in a vehicle.

EARNINGS PER SHARE

Net income attributable to controlling interest relative to weighted average number of shares (net of treasury shares) assuming dilution and basic, respectively.

EBITDA

Earnings before interest, taxes, depreciation, and amortization

GROSS MARGIN

Gross profit relative to sales.

MEDIUM AND LOW INCOME MARKETS

Includes all markets except North America, Western Europe, Japan and South Korea.

HEADCOUNT

Employees plus temporary personnel.

HIGH INCOME MARKETS

Includes North America, Western Europe, Japan and South Korea.

INVENTORY OUTSTANDING IN RELATION TO SALES

Outstanding inventory relative to annualized fourth quarter sales.

LEVERAGE RATIO

Debt per the Policy (Net debt adjusted for pension liabilities) in relation to EBITDA per the Policy (Adjusted EBITDA) (Earnings Before Interest, Taxes, Depreciation and Amortization, other non-operating items, net, income from equity method investments and capacity alignments), see Item 7 for a calculation of this non-GAAP measure.

LVP

Light vehicle production of light motor vehicles with a gross weight of up to 3.5 metric tons.

This 10-K includes content supplied by S&P Global; Copyright © Light Vehicle Production Forecast, January 2026. All rights reserved. S&P Global is a global supplier of independent industry information. The permission to use S&P Global copyrighted reports, data and information does not constitute an endorsement or approval by S&P Global of the manner, format, context, content, conclusion, opinion or viewpoint in which S&P Global reports, data and information or its derivations are used or referenced herein.

NET DEBT

Short and long-term debt including debt-related derivatives less cash and cash equivalents, see Non-GAAP Performance Measures in Item 7 for a reconciliation of this non-GAAP measure.

NUMBER OF EMPLOYEES

Employees with a continuous employment agreement, recalculated to full time equivalent heads.

OEM

Original Equipment Manufacturer referring to customers assembling new vehicles.

OPERATING MARGIN

Operating income relative to sales.

PAYABLES OUTSTANDING IN RELATION TO SALES

Outstanding payables relative to annualized fourth quarter sales.

RECEIVABLES OUTSTANDING IN RELATION TO SALES

Outstanding receivables relative to annualized fourth quarter sales.

RETURN ON CAPITAL EMPLOYED

Operating income and equity in earnings of affiliates, relative to average capital employed.

RETURN ON TOTAL EQUITY

Net income relative to average total equity.

Multi-Year Summary

(US$ millions, except per share data, unaudited)	2025	2024	2023	2022	2021
Sales and Income					
Net sales	$10,82	$10,39	$10,48	$8,84	$8,23
Airbags, Steering Wheels and Other[1]	7,302	7,023	7,055	5,807	5,380
Seatbelt Products and Other[1]	3,513	3,367	3,420	3,035	2,850
Operating income	1,088	979	690	659	675
Net income attributable to controlling interest	735	646	488	423	435
Earnings per share – basic[2]	9.59	8.06	5.74	4.86	4.97
Earnings per share – diluted[2]	9.55	8.04	5.72	4.85	4.96
Gross margin[3]	19.2%	18.5%	17.4%	15.8%	18.4%
S,G&A in relation to sales	(5.3)%	(5.1)%	(4.8)%	(4.9)%	(5.3)%
RD&E net in relation to sales	(3.8)%	(3.8)%	(4.1)%	(4.4)%	(4.7)%
Operating margin[4]	10.1%	9.4%	6.6%	7.5%	8.2%
Adjusted operating margin[5,6]	10.3%	9.7%	8.8%	6.8%	8.3%
Balance Sheet					
Trade working capital[6,7]	1,221	1,115	1,232	1,183	1,332
Trade working capital in relation to sales[8]	10.8%	10.7%	11.2%	12.7%	15.7%
Receivables outstanding in relation to sales[9]	19.8%	19.0%	20.0%	20.4%	20.0%
Inventory outstanding in relation to sales[10]	8.8%	8.8%	9.2%	10.4%	9.2%
Payables outstanding in relation to sales[11]	17.8%	17.2%	18.0%	18.1%	13.5%
Total equity	2,582	2,285	2,570	2,626	2,648
Total parent shareholders' equity per share	34.43	29.26	30.93	30.30	30.10
Current assets excluding cash	3,497	3,153	3,475	3,119	2,705
Property, plant and equipment, net	2,419	2,239	2,192	1,960	1,855
Goodwill and Intangible assets	1,386	1,375	1,385	1,382	1,395
Capital employed	4,148	3,840	3,937	3,810	3,700
Net debt[6]	1,566	1,554	1,367	1,184	1,052
Total assets	8,644	7,804	8,332	7,717	7,537
Long-term debt	1,734	1,522	1,324	1,054	1,662
Return on capital employed[12]	26.4%	25.0%	17.7%	17.5%	18.3%
Return on total equity[13]	30.0%	27.2%	19.0%	16.3%	17.1%
Total equity ratio	30%	29%	31%	34%	35%
Cash flow and other data					
Operating cash flow	1,157	1,059	982	713	754
Depreciation and amortization	407	387	378	363	394
Capital expenditures, net	423	563	569	485	454
Capital expenditures, net in relation to sales	3.9%	5.4%	5.4%	5.5%	5.5%
Free operating cash flow[6,14]	734	497	414	228	300
Cash conversion[6,15]	100%	77%	85%	54%	69%
Direct shareholder return[16]	590	771	577	339	165
Cash dividends paid per share	3.12	2.74	2.66	2.58	1.88
Number of shares outstanding (millions)[17]	74.7	77.7	82.6	86.2	87.5
Number of employees, December 31	58,000	59,500	62,900	61,700	55,900

[1] Including Corporate sales. [2] Net of treasury shares. [3] Gross profit relative to sales. [4] Operating income relative to sales. [5] Excluding effects from capacity alignments, antitrust related matters and for FY 2023 the Andrews litigation settlement. [6] Non-GAAP measure, for reconciliation see tables above. [7] Outstanding receivables and outstanding inventory less outstanding payables. [8] Outstanding receivables and outstanding inventory less outstanding payables relative to annualized fourth quarter sales. [9] Outstanding receivables relative to annualized fourth quarter sales. [10] Outstanding inventory relative to annualized fourth quarter sales. [11] Outstanding payables relative to annualized fourth quarter sales. [12] Operating income and income from equity method investments, relative to average capital employed. [13] Income relative to total equity. [14] Operating cash flow less Capital expenditures, net. [15] Free operating cash flow relative to Net income. [16] Dividends paid and Shares repurchased. [17] At year end, excluding dilution and net of treasury shares.

Each year, Autoliv's products save approximately 40,000 lives.



More Lives Saved

More Life Lived

